U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 10-SB

           General Form For Registration of Securities
          of Small Business Issuers Under Section 12(b)
              or 12(g) of the Securities Act of 1934

                       PAYFORVIEW.COM CORP.
-----------------------------------------------------------------
          (Name of Small Business Issuer in its Charter)


Nevada, U.S.A.                                         91-1976310
(State or other Jurisdiction                        (IRS Employer
of Incorporation or Organization)             Identification No.)


575 Madison Avenue, 10th Floor, New York, New York          10022
(Address of Principal Executive Offices)               (Zip Code)


Issuer's Telephone Number                          (212) 605-0150


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                Name of Each Exchange on Which
to be so Registered:              Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                           Common Stock
-----------------------------------------------------------------
                         (Title of Class)

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     PayForView.com Corp., an Internet-based, diversified entertainment company ("PayForView" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements". These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet for entertainment and media distribution, the Company's relative inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------

Item 1.  Description of Business

Item 2.  Management's Discussion and Analysis or Plan of
         Operation

Item 3.  Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5. Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


Part II
-------

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers


Part F/S
--------

Item 1.  Financial Statements


Part III
--------

Index to Exhibits

Signatures

Exhibits


     Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "PayForView" refer to PayForView.com, Inc., a Nevada corporation,
(b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's website at "www.PayForView.com".


                              PART I

Item 1.  Description of Business.

     PayForView.com is an Internet-based, diversified entertainment company which was created to distribute movies, music, live events and sports, directly to consumers on a pay-for-view, Internet and retail basis.

     The registrant will use existing and proprietary technology gained through funding and marketing partnerships with Internet and electronics companies to achieve its goal of allowing viewers to view the movie or event of their choice in real time, at the time they want, on their computer or television.

     The registrant will also acquire, distribute and sell filmed entertainment in the traditional manner through existing relationships with distributors and content providers.

The registrant is in the process of acquiring content and creating programming and broadcasting for Internet and traditional distribution.

     The registrant was organized on August 26, 1988, under the name Sierra Gold Corporation and under the laws of the State of Nevada. The registrant had no operations at that time and as such was considered a development stage company.

     The registrant commenced trading on the National Association of Securities Dealers (NASD) OTC Bulletin Board on December 21,
1998 under the trading symbol SIRG.

     On January 4th, 1999 the name of the registrant was changed to PayForView.com under the trading symbol PAYV.


Recent Company History

     Through an agreement to purchase Voyager International Entertainment Inc. on January 5th, 1999, and subsequent agreements with Reel Media, and other filmed content owners, the registrant has acquired the foreign distribution and domestic Internet broadcast and DVD rights to extensive motion picture and video libraries. The more than 2500 titles either closed or being negotiated to date include well-known silent films, classic animation features and shorts, and a wide variety of motion pictures and television programs.

Company Objectives

     The registrant plans to negotiate with other content providers and distributors for the Internet broadcast and DVD rights to other films, as well as for sports, live events, business and educational programming content.

Strategic Alliances

     The registrant plans to enter the marketplace through alliances with entertainment and technology companies that will provide elements needed for the completion of the registrant's plans. These companies will include those providing Internet related technical support, filmed or live programming, recorded music and sports related footage. This creates a vertical integration of entertainment-related products and Internet expertise, which will establish a base of operations and cash flow for the registrant.

     The targets for Strategic Alliances are as follows:

     1. Film/TV Production Companies
     2. Technology Providers
     3. Record Labels
     4. Sporting Event/Management Companies
     5. Broadband Service Providers


1. Film/TV Production Companies

     The registrant has entered into agreements with film/television production companies Avalon Films of Los Angeles, Voyager Productions Ltd. of Vancouver and Reel Media International of Dallas, which will supply the registrant with filmed product. Through distribution of existing libraries and other licensed property, management believes that the registrant will be able to generate revenue in the short and long term.

Voyager Productions Ltd.

     Voyager Productions Ltd. is a Vancouver-based film production company in the business of "Road Housing" the production of motion pictures. By taking advantage of the Canadian Dollar, Canadian tax incentives and Vancouver's pool of film production talent, Voyager Productions Ltd. can save American producers significant amounts of money. Suitable projects from the registrant and Aurora will be produced by Voyager Productions. Voyager Productions Ltd. is headed by securities and entertainment Lawyer Tyrol Russell, who has practiced law with Vancouver's Russell & Dumoulin and the national firm Lang, Michener, Lawrence & Shaw.

Reel Media International

     Reel Media International is a Dallas, Texas-based company which represents broadcast rights to 350 color films and 400 Classic black and white titles in it's catalog. The library collection includes films starring Elizabeth Taylor, John Travolta, Ingrid Bergman, Roger Moore, John Wayne and Lana Turner, as well as hundreds of other stars.

     Reel Media International provides the registrant with the Internet broadcast rights to these films on an exclusive basis allowing the registrant to develop and maintain a competitive edge.

2. Technology Providers

     The registrant's marketing plan is to provide online entertainment through partnerships with Internet technology leaders. To that end, the registrant is working with various companies for technical joint ventures and service agreement to provide essential streaming video and web casting services.

InterVu

     InterVu is a streaming media service provider working to make the Internet a viable broadcast medium for entertainment, business and education.

     InterVu has the technical expertise to allow the registrant to reliably deliver programming via the Internet. InterVu has developed proprietary technology which allows the registrant to manage broadcast streams in real time and gives the registrant access to critical information about its video database and streaming files.

     With its own distributed broadcast network, InterVu can provide the registrant with reliable and efficient connectivity to the Internet using a premier Internet infrastructure built on a high-speed backbone and high speed links to the Internet.

InGenius Multimedia

     The registrant has entered into a license and development agreement with Ottawa, Canada-based InGenius Multimedia. Under the terms of the agreement, InGenius has agreed to license to the registrant its "SofTV" web authoring software, and to design and build an interactive streaming media website specifically for Internet Broadcast.

3. Record Label

     In order to take full advantage of the crossover potential between film, television product and recorded music product, the registrant has purchased Los Angeles-based Street Solid Records.

Street Solid Records

     In 1997, Street Solid Records Inc. ("Street Solid") was formed to develop, produce and market recorded music to the worldwide market.

     Overall, Street Solid Records can be characterized as a developing independent record label specializing in urban music.

     Street Solid currently owns 25 completed master recordings, which represent 15 recording artists under contract. In addition to owning the rights to the recordings, Street Solid owns the publishing rights to all songs represented on those 25 albums. Among those under contract are Father MC, Above The Law, and RBX.

     An affiliation with Street Solid provides the registrant access to national and international distribution for music products as well as street promotion, press, radio promotion and retail marketing. This creates sales activity for film soundtracks, and provides additional support for film releases.

     The founder and President of Street Solid Records is Jay Warsinske. Mr. Warsinske has led the development of a number of record labels and has assisted with the career development of such artists as N.W.A., Run-DMC, Dr. Dre, Ohio Players, Eazy-E, Roger & Zapp, Ice Cube, Eric B & Rakim, Ice-T, Cypress Hill, Fugees, Mellow Man Ace, and dozens of other artists.


Capital Requirements

     The registrant estimates initial capital requirements at $10,000,000 for the following purposes:

     1. Creation or acquisition of "Front End Technology" which is the website and programming mechanism which will be the face presented to subscribers. This includes the website design, transaction and database programming, file distribution and links to the web cast network;

     2. Digitizing and electronic storage of "first tier" films from the library, plus acquisition and licensing of additional content;

     3. Securing of a multi-cast server network for streaming video distribution;

     4. Funding of the Street Solid Records, Voyager and film sales business plans;

     5.  Operational and administrative expenses; and

     6.  Film Sales Marketing

Total Initial Requirement

     The registrant has raised approximately $3,000,000 of the above required amount and is in the process of seeking private placements for the remainder.

The Product

     The registrant is in the business of delivering entertainment. The registrant operates in three separate elements including the Entertainment Programming, the Delivery Method and the Supporting Technology.

Entertainment Programming

     The programs viewed on programming include a wide variety of feature films, sports events, documentaries, music concerts and videos and live events such as plays, dances and comedies. This programming is acquired through specific license agreements with the owners of these products, or created originally for the registrant through Joint Ventures with film and television production companies.

Delivery Method

     Titles in the registrant's catalogue are delivered to the end user through the Internet and through traditional Film
Licensing.

1. Internet

     In order to view good quality film and video files over the Internet, subscribers will require a cable modem or greater bandwidth access. Research indicates that cable companies will be the leading provider of residential broadband service, capturing more than 80% of the market by 2002. By 2006 the industry expects a total of 48.8 million North American subscribers with high bandwidth access. (Al Nazarali & Associates Market Research, January 1999).

     The following table identifies current and expected trends in the adoption of high bandwidth Internet access. These high-end band width users represent computer users with the capacity to use services provided by the registrant.


Year      Cable Modem    DSL Subscriber      Total High
          Users          Users               Bandwidth Users

1997         170,000        40,000              210,000
1998         350,000        90,000              440,000
1999       1,250,000       250,000            1,500,000
2000       1,600,000       400,000            2,000,000
2001      10,000,000     2,500,000           12,500,000
2002      12,800,000     3,200,000           16,000,000

*Cable modem services are estimated to serve 80% of the broadband market. The remaining 20% is served by DSL (Digital Subscriber
Line) services.

Supporting Technology

     Along with providing customers access to entertainment programming via the Internet, the registrant will also provide the hardware to receive this programming at home, through a personal computer or television. This hardware will be in the form of a set top box, ("STB") similar to a cable decoder which will convert the digital information to analogue so it can be viewed on a standard television set. These units will be required to access all of the registrant's online programming.

Market Analysis

Overview

Internet Commerce

     The International Data Corporation estimates that 48 million households in the U.S. have at least one personal computer. Of this amount, roughly 75% or 36 million households are online. Internet commerce is growing rapidly. Between now and 2003, an estimated 30 million households will conduct commerce online for the first time. (International Data Corporation).

     In 1999, total U.S. online sales by consumers reached $8 billion. Worldwide online sales are expected to grow to $3.2 trillion by 2003. The average Internet shopper spent $629 for goods and services in 1998, which is twice that of 1997.

     Some 20% of all U.S. households have computers with Internet access, and a further 53 million DVD or DVD equipped computers will be accessible by 2002. (Forrester's Entertainment and Technology Strategies). Currently, 86% of all U.S. households have a VCR, and in 1997, the estimated video tape rental revenue was $9.1 billion in the U.S. and another $1 billion throughout the rest of North America. (Al Nazarali & Associates Market Research, January 1999)

     The registrant estimates second year market potential at 250,000 subscribers, growing to 1,000,000 by year three. These figures are based on the potential of the current market in an industry that is recording compounded annual growth in excess of 2.5% per month.

Online Entertainment

     Research shows a large portion of Internet spending will be for media goods and entertainment. Management believes that positioning the registrant now through the acquisition of additional content, and using the most current Internet technology available, the registrant will be positioned to take advantage of this online commerce trend.

Market Position

     In planning a market intrusion, the registrant is looking to begin by concentrating on a "Business to Business" professional sales approach, followed closely by or implemented in tandem with a general consumer marketing strategy. Success in either of the two areas, although distinct and unique in themselves, will lead to increased success in the other through brand recognition and content availability.

Bandwidth Islands

     In the marketplace, we have identified companies, which we describe as "Bandwidth Islands". These are organizations whose primary business is the sale and service of bandwidth and related services to end users, both residential and commercial. Each of these Islands has a built in subscriber base, and instant access through their database to the high bandwidth users which the registrant is targeting. In effect, these Islands provide a safe and friendly harbor in which to begin to conduct business away from the open ocean of the wider marketplace.

     In selling high bandwidth services to homes, one of the challenges faced by the Islands is content. Consumers, while attracted to the extra speed in Internet Surfing possible with higher bandwidth, generally question the value of upgrading to higher bandwidth at higher cost when to date, there is not enough content on the net for which high bandwidth is required. Imagine paying for cable on a monthly basis if you only got one or two extra channels, and they were in black and white. Such is the current state of the High Bandwidth arena.

     The registrant will provide a "turnkey content package" to these Islands. By collecting content and creating and perfecting a delivery and tracking mechanism, the registrant will be able to offer the Islands the content with which they will be able to attract additional high band width customers, and keep the ones they have on line and on the registrant's subscriber list. Additionally, by retaining control of the content and delivery system, the registrant could sell advertising during its programming, thus offering the Island an additional source of revenue.

The Entertainment Industry

     No other industry can match the entertainment industry for its high profile profit potential. It is expanding at a rate never before seen. Five of the top 50 fifty entertainment companies had revenues of over $10 billion and virtually every company in the top fifty had revenues in the hundreds of millions during 1996. (Variety Magazine Global Top 50 - August 31, 1997).

     The continued growth in demand is expected to continue, due to the ever expanding cable industry and the emerging markets in Eastern Europe, hungry for Western product. The success of Columbia Films' Men In Black, which grossed $750 million, demonstrates the revenue potential of filmed entertainment, including the merchandising and licensing opportunities. In 1996, entertainment companies had combined revenues of $197 billion. (Variety Magazine Global Top 50 - August 31, 1997). The proliferation of cable and satellite networks has created new ancillary markets for films and television to be sold worldwide. These markets provide even more revenue than the traditional distribution channels and have increased the demand for product required to fill the schedules for these networks. The greatest growth area in the industry remains the continually expanding export market of North American entertainment products to the rest of the world.

     Secondary marketing of motion pictures has reached the point where revenues from the above sources and foreign sales can outstrip original box office figures.

Film Distribution

     As in most businesses, the key to success in the filmed entertainment industry is distribution. Accordingly, the registrant intends to create a division designed to maximize the library's income potential by identifying top titles and merchandising opportunities through the sales of videocassettes, DVDs and Special Edition boxed sets. Additionally, the registrant will be able to assign, in whole or in part, international distribution rights to portions of the library for foreign territories.

     As international television, satellite, cable, video and DVD markets grow, the registrant is positioned to take advantage of these established and emerging market areas.

     Through distribution of the existing library and other licensed property, the registrant expects to be in a position to generate revenue quickly.

Competition

     The Internet broadcast industry is in its infancy. Competitors such as Dallas based Broadcast.com have been successful organizations by concentrating on the delivery of professional services - becoming a fulfillment house for companies who want to broadcast their content on the net. Others, like New York based Simply TV are considering a broadcast approach, such as simulcasting existing stations and content, while Intertainer positions itself as a movie store on the net by concentrating on the video rental market.

     The registrant's approach differs from these through diversification. By having Record Label, Sports alliances and a Film Sales Acquisition Division, the registrant is in a position to create revenue from the non-Internet sources while also creating the very content it intends to broadcast on the Internet. By including music, live events, sports, business and educational programming, the registrant is creating a vertically integrated approach to building a business. This will lend further security to shareholders and set the registrant apart from the competition.

Marketing Plan

Distribution Sales Strategy

     Because of the registrant's focus on a wide range of markets for filmed product distribution, the sales strategy includes active representation at the international television product trade shows, ongoing corporate presence in Los Angeles, Toronto, New York and London, direct sales with international broadcasters and strong post-market support.

     The primary method of selling the registrant's film libraries is representation at international trade shows. These events provide for direct meetings and product pitches to broadcasters plus opportunities to develop and continue new and existing relationships with co-production partners. These "show and tell" opportunities last four to five days and include a full schedule of pre-booked meetings as well as active networking.

Advertising and Promotion

     The advertising and promotion strategy is to position the registrant as a leader in catalogue film distributor in the market.

     We will utilize the following media and methods to inform our customers:

     1. Primary business publications with high specific market penetration in conjunction with trade shows.

     2. Special, high-interest issues of major publications, focusing on national press for the registrant rather than product publicity.

Public Relations

     During 2000, the registrant will focus on the following publicity strategies:

     1. Contracting a publicist who will develop a sustained public relations effort, with ongoing contact between key editors and top-level personnel;

     2. Developing a regular and consistent production update program for the major target media;

     3. Maintaining contact with editorial staff for the purpose of being included in production listings;

     4. Maintaining a complete company background on the registrant to be used as the primary public relations tool for all target media editorial contact.

Financial Plan

Revenue Streams

     The registrant can generate revenue from the following sources:

     1. Internet Pay-For-View Distribution Rights and Retail
Sales

     2. Assignment and Sales of Rights

     3. Traditional Film Distribution/Sales

     4. Street Solid/Sportsworldlive Revenue

     5. Advertising sales including previews for theatrical feature film releases and commercials attached to pay-for-view films.

     6. Data Base Management and Sales of demographic profile and viewing habits of subscribers.

     The registrant can realize revenue from the sales or assignment of additional or international rights to Internet broadcast and DVD production and traditional film sales almost immediately.


Risk Factors:

     The registrant does not have any significant operating history upon which to evaluate its future performance. As there is no lengthy history of operations, investors will be unable to assess future operating performance or future financial results or condition by comparing these criteria against their past or present equivalents. No revenues have been received as yet and no services have actually been delivered to any customers.

     Future revenues are expected to be derived from the sale of media content on its websites and from commissions on electronic commerce transactions between viewers and advertisers. The registrant will only be able to attract content providers or advertisers to its websites if it can develop and maintain a viewer base of sufficient size and economic means to offer prospective content providers and advertisers meaningful marketing opportunities for their products and services.

     The registrant expects to incur losses on both a quarterly and an annual basis for the foreseeable future and cannot assure investors of ever achieving profitability.

     The registrant's success will depend upon market acceptance of streaming technology as an alternative to broadcast television. Without streaming technology, viewers proposed on-demand programming would not be able to initiate playback until the programming was downloaded in its entirety, resulting in significant waiting times.

     The acceptance of streaming technology will depend upon a number of factors, including:

     * market acceptance of streaming players such as Microsoft's Windows Media Player and RealNetworks' RealPlayer

     * technological improvements to the Internet infrastructure, such as an increase in generally available bandwidth, to allow for improved video and audio quality and a reduction in Internet usage congestion.

     * the ability of Internet users to acquire sufficient skill and experience to download and operate streaming players.

     * reconfiguration of older Web browsers to handle the inclusion of streaming players.

     The registrant anticipates deriving revenues from the sale of various types of content, generally created by third parties, over the Internet. Internet product delivery, particularly utilizing streaming video technology, is a new and rapidly evolving industry whose demand and market acceptance has not as yet been proven. Furthermore, standards have not as yet been widely accepted for the measurement of the effectiveness of Web-based media services delivery.

     The registrant's ability to generate revenue will depend upon a number of factors, including:

     *   pricing of content delivered by other websites.

     *   the amount of traffic on our proposed websites.

     * the ability of the registrant to demonstrate user demographic characteristics that are attractive to content providers.

     * the establishment of desirable production and programming relationships.

     Acceptance of the Internet among content providers, distributors, studios, television networks, such as sports programmers and advertising agencies will also depend to a large extent on the level of Internet use by consumers and upon growth in the commercial use of the Internet. Because global commerce and the online exchange of information is new and evolving, we are unable to predict with any assurance whether the Internet will prove to be a viable commercial marketplace in the long term. Prospective revenues would be adversely affected if widespread commercial use of the Internet does not develop or is substantially delayed, or if the Internet does not develop as an effective and measurable advertising medium.

     In addition to media content delivery and advertising, another intended source of revenue is from electronic commerce tie-ins. E-commerce has only recently begun to develop and is rapidly evolving. As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products are subject to uncertainty. Consumer satisfaction from shopping over the Internet has been mixed, there is no assurance that e-commerce will continue to grow. The registrant's ability to derive revenues from arrangements with e-commerce businesses and to deliver acceptable programming content will depend upon a number of factors including:

     * acceptance by the general public of the Internet as a convenient and safe shopping forum.

     *   the offer of quality products at competitive prices.

     * the registrant's ability to attract viewers and direct such viewers to its e-commerce business tie-ins.

     At present, prospective viewers can download streaming software off the Internet, in most instances at no charge. There is no assurance that streaming software will continue to be made available to the public free of charge. If users are charged to acquire streaming software, streaming technology may not be widely accepted by Internet users.

     Internet infrastructure failures or disruptions caused by increased traffic on the Web, may result in technical difficulties. Vandalism or acts of God, among other factors, may impede the registrant's ability to transmit streaming video content to viewers. Repeated failures or disruptions may result in viewer dissatisfaction with the Internet as a viewing medium, which may lead to a diminution of the registrant's viewer base and a resultant impairment of the registrant's ability to generate advertising and e-commerce transaction revenues.

     The registrant will have to rely on local and long-distance telecommunications companies to provide data communications capacity. These providers may experience service disruptions or have limited capacity, which could disrupt the provision of streaming video content to viewers. The registrant may not be able to replace or supplement these services on a timely basis, if at all. In addition, because the registrant must rely on third-party telecommunications services providers for connection to the Internet, the registrant may not be able to control decisions regarding the availability of, or our access to, services at any given time.

     The registrant's success will depend to a large degree upon the efforts of its management, technical and marketing personnel. The registrant's success will also depend on its ability to attract and retain additional qualified management, technical and marketing personnel. Hiring employees with the combination of skills and attributes required to carry out the strategy is extremely competitive. The loss of the services of key personnel together with an inability to attract qualified replacements could adversely affect prospective growth.

     The registrant will compete for both viewers and advertisers with numerous larger and well-financed companies. These include:

     * other websites, Internet access providers and Internet broadcasters that provide content to attract users.

     * Online services, other website operators and advertising networks, as well as traditional media such as television. Radio and print for a share of available media content suitable for distribution via the Internet, and for advertisers' total advertising budgets.

     * traditional media such as broadcast television, cable television, radio and print with international content.

     To compete successfully, the registrant will have to provide sufficiently compelling and popular content to generate users and support advertising intended to reach such users. The registrant believes that the principal competitive factors in attracting Internet users include the quality of service and the relevance, timeliness, depth and breadth of content and services offered.

     The registrant also expects to compete with online services, other website operators and advertising networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets.

     The principal competitive factors for attracting advertisers include:

     *   the number of users accessing the registrant's websites.

     *   the demographics of prospective users.

     * the registrant's ability to deliver focused programming and advertiser interactivity through its websites.

     * the overall cost-effectiveness and value of advertising on the registrant's network.

     * the registrant's ability to achieve recognition of the PayForView.com name.

     The registrant's intended establishment of operations in foreign countries and hiring freelance media providers will entail significant expenditures and some knowledge of each country's national and local laws, including tax and labor laws. Furthermore, there are certain risks inherent in conducting business internationally, including, among others, regulatory requirements, legal uncertainty regarding liability, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, currency exchange rate fluctuations, tariffs and other trade barriers, political instability and potentially adverse tax consequences, any of which could adversely affect growth opportunities.

     Copyrights, trade secrets and similar intellectual property are significant to the registrant's growth and success. The registrant relies upon a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect proprietary rights. The registrant has applied for federal trademark protection for "PayForView.com" and intends to apply for federal trademark protection for all domain names used in the PayForView.com network. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving. The registrant is unable to assure investors as to the future viability or value of any of its proprietary rights or those of other companies within the industry. The registrant is also unable to assure investors that the steps taken to protect proprietary rights will be adequate. Furthermore, The registrant can have no assurance that its proposed business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the registrant.

     The registrant will require substantial additional financing in order to expand its network offerings beyond the initial venues, and to become a meaningful competitor in the Internet broadcast industry. There is no assurance that such financing will be available. Moreover, if additional capital is raised through borrowing or other debt financing, this would incur interest expense.

     Although there are currently few laws and regulations directly applicable to the Internet it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues as music licensing, copyrights, privacy, pricing, sales taxes and characteristics and quality of internet services. The adoption of restrictive laws and regulations could slow Internet growth or its use as a commercial or advertising medium.

Year 2000 Disclosure.

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. As of the date of this filing, this risk has been a non-issue and neither the registrant nor any of its hardware or software suppliers has experienced any system failures or disruptions caused by the Year 2000 issue. There were no costs to the registrant associated with this issue.


Item 2.  Management's Discussion and Analysis or
         Plan of Operation.


     The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important factors that could materially adversely affect actual results and performance. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The registrant is also subject to other risks detailed herein or set forth from time to time in the registrant's filings with the Securities and Exchange Commission.

Financial Condition

     As of September 30, 1999, the registrant had received approximately $327,000 in revenue, and has otherwise been supported in its operations by private investments. The investments are in the form of loans with no specific terms of repayment or interest rate. The amount of the loans to date is approximately $1,050,000.

Liquidity

     The registrant expects an improvement in liquidity based on anticipated sales in the third and fourth quarters and from revenue derived from record sales at its subsidiary, Street Solid Records. Additionally, revenues are expected from the sale of advertising for specific Internet broadcast projects, such as film festivals and live events.

     In addition to expected revenue, recent private placement commitments to fund the business plan of the registrant over the next 18 to 24 months should also improve the liquidity of the registrant.

Capital Resources

     Material commitments made in the first three quarters of 1999 include two short-term office leases, film rights acquisition contracts and employment contracts. To date, funding for these commitments has been through private financing.

PayForView.com/Voyager International Share Exchange.

     On January 5th, 1999, Sierra Gold Corporation, which at the same time changed its name to PayForView.com, acquired total control of Voyager International Entertainment, Inc., a private company, by issuing 3,096,280 of the registrant's shares in exchange for 100% of the issued and outstanding shares of Voyager, such that Voyager became a wholly-owned subsidiary of the registrant. Voyager shareholders received 0.6 shares of the registrant for each Voyager share held. A total of 2,596,280 restricted shares of the registrant's Common Stock have been issued to Voyager shareholders, as well as 500,000 shares placed into trust for agents and commission recipients. The transaction has been treated as a reverse takeover for accounting purposes.

     Under the terms of the purchase agreement between the registrant and Voyager, 500,000 restricted shares of the Company's Common Stock were placed in trust in January of 1999 as a commission to be paid at an unspecified future date and upon successful completion of the transaction. As of the date of this filing, the ultimate recipient(s) of the commission and the total value of the consideration are as yet undetermined. The Company evaluated the commission at $0.50 per share, based upon the market price on the date of closing, discounted by 50% to encompass the restricted nature of the shares. No shares have yet been released from trust.

Street Solid Records Purchase for Shares

     In January of 1999, the registrant purchased 100% of the issued and outstanding shares of Los Angeles-based rap and hip-hop record label Street Solid Records through the issuance of 391,170 pre-split restricted shares (1,173,509 post-split) of the Company's Common Stock, with a deemed value of $0.70 per share, to Mr. Jay Warsinske, the sole owner of Street Solid. The valuation was based upon the current business operations and assets of Street Solid. The value associated with artists contracts, rights to master recordings and existing distribution contracts was determined to be $270,000. The value of fixed assets, including office furniture and equipment, was $3,819.

Two-For-One Forward Stock Split

     On January 15, 1999, the registrant completed a two-for-one forward stock split.

Reel Media License

     On February 19, 1999, the registrant entered into an agreement with Dallas-based Reel Media for the exclusive Internet broadcast rights to a motion picture library. The terms of the deal included issuance by the registrant of 35,000 restricted shares and payment of a license fee equal to 3% of gross revenue received from Pay-For-View and advertising purchases. The deal gave the registrant access to 750 films, television shows and shorts for Internet broadcast. The 35,000 restricted shares had a deemed value of $0.50 per share for acquisition purposes.

ITV.Net Services Agreement

     On March 11, 1999, the registrant entered into a service agreement with ITV.Net for the provision of Web Casting, production and Streaming Media services for a live Internet event from the Cannes Film Festival. The value of the contract was $85,000, and was payable $40,000 up front and the balance, including incidentals, after the production. The registrant paid the down payment in cash, and after the event, negotiated with ITV.Net to pay the $58,000 balance with 82,000 restricted shares at a negotiated value of $0.70 per share.

Bacchus Asset Purchase

     On March 23, 1999, the registrant concluded an agreement, negotiated in January, for the purchase of certain assets of the Vancouver-based film development company, Bacchus Entertainment. In exchange for 675,000 restricted shares of the Company's Common Stock and an agreement by the registrant to continue to invest in current projects, the registrant received the exclusive rights to a motion picture in development and the expertise and services of the Principals of Bacchus. The value of the Bacchus assets was determined to be approximately $337,500 and the restricted shares were issued, subject to completion of due diligence by the registrant, with a deemed value of $0.50 per share.

Sage Consulting Agreement

     On March 29, 1999, the registrant contracted the motion picture and programming consulting services of Sage Entertainment of New York. The contract called for the services of Sage to be provided from time to time at the registrant's option for the purposes of evaluating content licensing agreements and for the inspection of content to be acquired by the registrant. The value of Sage's services was set at $1,000.00 per month for ongoing consulting and $2,000 in advance as a retainer. For payment of the retainer, the registrant issued 1,000 restricted shares with a deemed value of $2.00 per share. No monthly payments have been made at this time.

Three-for-Two Forward Stock Split

     On April 9, 1999 the registrant declared a three-for-two forward stock split.

Sportsworld Live

     On April 14, 1999, the registrant concluded an agreement, negotiated in January, with Australian media company Sportsworld Network PTY Limited for the Internet broadcast rights to a library of hundreds of hours of sports-related shorts and highlights and rights to future content as it is produced by Sportsworld. The terms of the agreement included the issuance by the registrant of 25,000 restricted shares of the registrant and payment of a license fee equal to 8% of gross revenue received by the registrant from distribution and advertising purchases. To date, the registrant has paid to Sportsworld 25,000 shares of the Company's restricted Common Stock with a deemed value of $0.50 per share.

William Stuart Consulting Agreement

     In May 1999, the registrant signed a consulting agreement with William Stuart of Los Angeles for the provision of advice and expertise related to the Motion Picture Industry. Bill Stewart is an experienced motion picture producer, with dozens of films, including the 1996 hit "The Rock", to his credit. The value of ongoing consulting by William Stuart was set at $250,000. The registrant issued 333,333 restricted shares to William Stuart, at a deemed value of $0.75 per share, based upon then-current market pricing, discounted by the restricted nature of the shares and the contingencies inherent to the agreement.

InGenius Multimedia

     On August 17, 1999, the registrant entered into a license and development agreement with Ottawa, Canada-based InGenius Multimedia. Under the terms of the agreement, InGenius agreed to license to the registrant its "SofTV" web authoring software, and to design and build an interactive streaming media site specifically for Internet Broadcast. The initial stage of development called for the payment of $200,000 in fees for services to InGenius, with $100,000 payable in cash and $100,000 payable in restricted stock. To date, the registrant has paid InGenius $50,000.00 in cash as a retainer and 200,000 shares of the Company's Common Stock with a deemed value of $0.50 per share.

William Mutual Consulting Agreement

     In August 1999, the registrant signed a consulting agreement with William Mutual of Vancouver, Canada for the provision of ongoing advice and expertise related to Streaming Media technology. William Mutual's company, ITV.Net, is a leader in the Streaming Media industry, and provides services to leading internet companies. For ongoing consulting services, the value of Mr. Mutual's services was set at $50,000. The registrant issued 25,000 restricted shares to William Mutual, with a deemed value of $2.00 per share.

BSD Debenture and Subscription Agreement

     In June 1999, the registrant entered into a 2% series A senior subordinated convertible redeemable debenture and a separate securities subscription agreement for the purchase of the Debenture with BSD Holdings Ltd., a Texas-based investor. The debenture was valued at $1,000,000, and had a conversion price equal to 75% of the closing bid price of the Common Stock of the registrant on the day immediately preceding the date of a notice of conversion to the registrant from BSD. The subscription agreement was executed under Rule 504 of Regulation D, and gave BSD the option to purchase some or the entire debenture up to a maximum of $1,000,000.

     Between June 1999 and September 1999, BSD elected to convert
$600,000 of the debenture. A total of 600,000 shares have been issued to BSD under the original terms of the debenture.


Item 3.  Description of Property

     The Company presently maintains offices at two locations, in Vancouver, British Columbia and New York, New York. The business office in Vancouver is located at the Guinness Business Centre, Suite 300, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9. The Vancouver office consists of approximately 1,000 square feet, leased at $3,300 per month, with a six-month lease and an option to renew for additional six-month intervals. The main office in New York, presently located at 575 Madison Avenue, 10th Floor, New York, New York 10022, consists of approximately 300 square feet, with a renewable three-month lease. This office is a temporary location while the Company seeks more suitable long-term office space.


Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security ownership of certain beneficial owners. The table below identifies any individual (including any "group") who is known to the Company, as of the date of this filing, to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of       Name and address           Amount and nature   Percentage
class          of beneficial              of beneficial       of class
               Owner                      ownership(1)

Common         Southampton Genetic        3,219,650           6.7%
               Sciences, Inc.(2)          (affiliate)
               55 Frederick Street
               Nassau, Bahamas

Common         Argel Holdings, Ltd.(3)    3,120,250           6.5%
               55 Frederick Street        (affiliate)
               Nassau, Bahamas


     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     (2) Nic Meredith, an officer and a director of the Company, is under a management contract with Southampton Genetic
          Sciences, Inc. to provide consulting services regarding investment opportunities, and as such, may have significant influence as to the voting of this shareholder in matters regarding the Company.

     (3) Warren Wayne, an officer and a director of the Company, is under a management contract with Argel Holdings, Ltd. to provide consulting services regarding investment opportunities, and as such, may have significant influence as to the voting of this shareholder in matters regarding the Company.



(b) Security ownership of management. The table below sets for the ownership, as of the date of this filing, by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group.

Title of       Name and address           Amount and nature   Percentage
class          of beneficial              of beneficial       of class
               owner                      ownership

Common         Marc A. Pitcher             0                  0.0%
               305-1188 Richards St.      (affiliate)
               Vancouver, BC V6B 3E6
               Canada

Common         Nicholas R.S. Meredith(2)   0                  0.0%
               Rosemount, Grange Road     (affiliate)
               Winchester, Hants
               SO23 9RT
               United Kingdom

Common         Warren Wayne(2)             0                  0.0%
               7480 Reeder Road           (affiliate)
               Vancouver, BC
               Canada

Common         All Officers and           0                   0.0%
               Directors as a
               Group

     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     (2) See notes 2 and 3 to Item 4(a), above, regarding management contracts of Nic Meredith and Warren Wayne.


     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the registrant. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers:

     All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Articles of Incorporation of the Registrant. Executive officers are appointed and serve at the pleasure of the Board of Directors.

     The following persons are the current directors and executive officers of the Company:

MARC A. PITCHER - President, Chief Operating Officer and Director
Date Position Commenced: January 4th, 1999
Term of Office: One Year
Address:305-1188 Richards Street, Vancouver, BC V6B 3E6, Canada
Age: 32

January 4 1999 - Present, PayForView.com, Internet Company, President. August 1998 - October 1999, Professional Business Interiors, Interior Design/Construction Project Manager; June 1992 - May 1998, Future Business Center, Commercial Office Leasing, partner, operations manager.

NICHOLAS R. S. MEREDITH - Vice President, Finance and Director
Date Position Commenced: January 4th, 1999
Term of Office: One Year
Address: Rosemount, Grange Road, Winchester, Hants, SO23 9RT, UK
Age: 39

January 1999 - Present; PayForView.com, Internet Company, Vice President Finance; February 1998 - January 1999, Voyager International Entertainment, Film Production, Chief Executive Officer; January 1996 - October 1999, BTV Productions Inc., Film Production company, President; January 1995 - January 1996, Global Financial Services, Finance Consultant.

WARREN WAYNE - Vice President, Content and Acquisitions and
               Director
Date Position Commenced: January 4th, 1999
Term of Office: One Year
Address: 7480 Reeder Road, Richmond, BC, Canada
Age: 38

January 1999 - Present, PayForView.com, Internet company; VP Finance; February 1998 - January 1999, Voyager International Entertainment; Film Production, Chief Operating Officer; June 1997 - February 1998, Wassermann Investments Holding Co., consultant; September 1985 - June 1997, Self Employed, Film Production.

(b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


     ITEM 6.   EXECUTIVE COMPENSATION.


                                       SUMMARY COMPENSATION TABLE

                                                                 Long Term Compensation
                            Annual Compensation                      Awards Payouts
                      -------------------------------   ----------------------------------------
Name and       Year   Salary($)    Bonus($)  Other      Restricted    Securities    All other
Principal                                    annual     stock awards  underlying    compensation
position                                     compensation             options/SARs  ($)
                                             (Medical)                (#)
  ----------------------------------------------------------------------------------------------

Marc A.        2000   60,000       20,000    6,000       0            0              0
Pitcher        1999   60,000       20,000    6,000       0            0              0
(President,
COO & Director)

Nicholas R.S.  2000   60,000       20,000    6,000       0            0              0
Meredith       1999   60,000       20,000    6,000       0            0              0
(Vice President
& Director)

Warren Wayne   2000   60,000       20,000    6,000       0            0              0
(Vice          1999   60,000       20,000    6,000       0            0              0
President
& Director)

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the period ended December 31, 1999, except as set forth in the Summary Compensation Table. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Long-Term Compensation

     As at December 31, 1999, being a date within 135 days of this Registration Statement, the registrant had no Long Term
Compensation plans or agreements with any of its officers or directors.

Employment Contracts

     On January 4, 1999, the registrant executed contracts for three key management employees, Marc Pitcher, President, Nic
Meredith, VP Finance and Warren Wayne, VP Licensing and
Acquisition.  The remuneration for each is as follows:

Marc Pitcher - Term of contract one year. Annual salary $60,000. Monthly Vehicle allowance of $500. Bonus of $20,000 upon receipt by the Company of financing not introduced by an outside third party of between $2 Million and $10 Million. Bonus of $50,000 upon receipt by the Company of financing not introduced by an outside third party of more than $10 Million.

Nic Meredith - Term of contract one year. Annual salary $60,000. Monthly Vehicle allowance of $500. Bonus of $20,000 upon receipt by the Company of financing not introduced by an outside third party of between $2 Million and $10 Million. Bonus of $50,000 upon receipt by the Company of financing not introduced by an outside third party of more than $10 Million.

Warren Wayne - Term of contract one year. Annual salary $60,000. Monthly Vehicle allowance of $500. Bonus of $20,000 upon receipt by the Company of financing not introduced by an outside third party of between $2 Million and $10 Million. Bonus of $50,000 upon receipt by the Company of financing not introduced by an outside third party of more than $10 Million.

Fraser Barnes - No fixed term of contract.  Annual salary
$55,000.  Reimbursement of reasonable and necessary expenses.

Option Agreements

     In January of 1999, the Board of Directors of the Company approved, through a director's resolution, the creation of an employee option plan. The Company intends to implement an employee option plan in the near future; however, as of the date of this filing, no employee option plan has been implemented.


Item 7.   Certain Relationships and Related Transactions.

     None.


Item 8.   Description of Securities.

     The registrant's only class of stock is Common Stock. Each share has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of a company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the bylaws or articles of incorporation precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of January 31, 2000, there were approximately 48,112,847 shares of the Company's Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the registrant.

     All shares of common Stock are entitled to participate ratably in dividends when and as declared by the registrant's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the registrant each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the registrant after satisfaction of all liabilities.

Dividend Policy

     To the best of management's knowledge, the registrant has not declared or paid any dividends on its outstanding Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Shares is within the discretion of the registrant's board of directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the registrant. At the present time the registrant's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

     The registrant is limited in it ability to pay dividends on its Shares by limitations under Nevada law relating to the sufficiency of profits from which dividends may be paid.



                             PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters.

A.   Market Information

     The Company's common stock is presently quoted on the OTC Bulletin Board of the NASD under the ticker symbol "PAYV". However, there is currently no "established trading market" for the Company's common stock, and no assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. There are approximately 9,622,717 restricted shares of the Company eligible for trading as of the date of this filing.

     The following quotations were provided by the National
Quotation Bureau, LLC, and do not represent actual transactions;
these quotations do not reflect dealer markups, markdowns or commissions.


                        STOCK QUOTATIONS*

                                              CLOSING BID
                                        -----------------------
Quarter ended:                          High                Low
--------------                          ----                ---

January 31, 2000                        1.14               0.35

December 31, 1999                       0.63               0.12

September 30, 1999                      1.75               0.375

June 30, 1999 (2)                       7.25               1.25

March 31, 1999 (1)                      3.9375             1.0625


     (1) Effective January 15, 1999, the Company instituted a 2-for-1 forward stock split of its Common Stock.

     (2) Effective April 9, 1999, the Company instituted a 3-for-
     2 forward stock split of its common stock.


     (i) With the exception of the 300,000 warrants held by Swartz Private Equity, there is currently no Common Stock of the Company which is subject to outstanding options or warrants to purchase.

     (ii) There are currently over 9,000,000 shares of the Company's Common Stock which are eligible to be sold under Rule
144 of the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.


B.   Holders

     As of January 31, 2000, the Company had approximately 176 shareholders of record.

     Applicability of Low-Priced Stock Risk Disclosure
Requirements.

     The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Company's Transfer Agent for its shares of voting Common
Stock is Transfer Online, 227 SW Pine Street, Suite 300,
Portland, Oregon 97204.


Item 2.   Legal Proceedings.

     To the best knowledge of the officers and directors of the registrant, neither the registrant nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the registrant or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


Item 3.   Changes in and Disagreements with Accountants.

     None.


Item 4.   Recent Sales of Unregistered Securities.

     On January 5th, 1999, the Company issued 3,096,280 shares of its Common Stock in exchange for 100% of the issued and outstanding shares of Voyager International Entertainment, Inc. The shares were issued such that Voyager shareholders received
0.6 shares of the registrant's Common Stock for each share of Voyager held. As a result of the transaction, Voyager became a wholly-owned subsidiary of the registrant. The transaction has been treated as a reverse takeover for accounting purposes.

     In January of 1999, the registrant purchased 100% of the issued and outstanding shares of Street Solid Records through the issuance of 391,170 pre-split restricted shares (1,173,509 post-split) of the Company's Common Stock, with a deemed value of $0.70 per share, to Mr. Jay Warsinske, the sole owner of Street Solid. The valuation was based upon the current business operations and assets of the company. The value associated with artists contracts, rights to master recordings and existing distribution contracts was determined to be $270,000. The value of fixed assets, including office furniture and equipment, was $3,819. This acquisition was accomplished under Rule 4(2) of the Securities Act of 1933 and Rule 145 of the Securities and Exchange Act of 1934.

     On February 19, 1999, the registrant entered into an agreement with Dallas-based Reel Media for the exclusive Internet broadcast rights to a motion picture library. The terms of the deal included issuance by the registrant of 35,000 restricted shares and payment of a license fee equal to 3% of gross revenue received from Pay-For-View and advertising purchases. The 35,000 restricted shares had a deemed value of $0.50 per share for acquisition purposes. This issuance was accomplished under Rule 4(2) of the Securities Act of 1933.

     On March 11, 1999, the registrant entered into a service agreement with ITV.Net for the provision of Web Casting, production and Streaming Media services for a live Internet event from the Cannes Film Festival. The value of the contract was $85,000, and was payable $40,000 up front and the balance, including incidentals, after the production. The registrant paid the down payment in cash, and after the event, negotiated with ITV.Net to pay the $58,000 balance with 82,000 restricted shares having a negotiated value of $0.70 per share. This issuance was accomplished under the exemption provided by Rule 506 of Regulation D.

     On March 23, 1999, the registrant concluded an agreement, negotiated in January, for the purchase of certain assets of the Vancouver-based film development company, Bacchus Entertainment. In exchange for 675,000 restricted shares of the Company's Common Stock and an agreement by the registrant to continue to invest in current projects, the registrant received the exclusive rights to a motion picture in development and the expertise and services of the Principals of Bacchus. The value of the Bacchus assets was determined to be approximately $337,500 and the restricted shares were issued, subject to completion of due diligence by the registrant, with a deemed value of $0.50 per share. This issuance was completed under the auspices of Regulation S of the Securities Act of 1933.

     On March 29, 1999, the registrant contracted the motion picture and programming consulting services of Sage Entertainment of New York. The value of Sage's services was set at $1,000 per month for ongoing consulting and $2,000 in advance as a retainer. For payment of the retainer, the registrant issued 1000 restricted shares with a deemed value of $2.00 per share. This issuance was accomplished under Rule 4(2) of the Securities Act of 1933. No monthly payments have been made at this time.

     On April 14, 1999, the registrant concluded an agreement, negotiated in January, with Australian media company Sportsworld Network PTY Limited for the Internet broadcast rights to a library of sports-related shorts and highlights and rights to future content as it is produced by Sportsworld. The terms of the agreement included the issuance by the registrant of 25,000 restricted shares of the registrant and payment of a license fee equal to 8% of gross revenue received by the registrant from distribution and advertising purchases. To date, the registrant has paid to Sportsworld 25,000 shares of the Company's restricted Common Stock with a deemed value of $0.50 per share. This issuance was completed under the auspices of Regulation S of the Securities Act of 1933.

     On April 15, 1999, the registrant entered into an Investment Agreement with Swartz Private Equity, LLC, to allow for the sale of up to $40,000,000 of the Registrant's common stock in a registered offering to be conducted by Swartz. As a commitment fee, upon final execution of the contract, the Registrant issued to Swartz 300,000 warrants allowing for the purchase of one share of the Registrant's common stock for each warrant exercised, with an exercise price of $4.50 per share, and an exercise period of 5 years. This exercise price may be reset every six months to reflect lowered market conditions, such that the exercise price will be approximately the then-current price of the Company's common stock on any public exchange, which price will prevail for the ensuing six-month period. To date, none of these warrants have been exercised, and no placement of any of the securities by Swartz has taken place. These warrants were issued under the exemption available within Regulation D, Rule 506, as Swartz is an accredited investor.

     On May 31, 1999, the registrant signed a consulting agreement with William Stuart of Los Angeles for the provision of advice and expertise related to the Motion Picture Industry. The value of ongoing consulting by William Stuart was set at $250,000. The registrant issued 333,333 restricted shares to William Stuart, at a deemed value of $0.75 per share, based upon then-current market pricing, discounted by the restricted nature of the shares and the contingencies inherent to the agreement. The share issuance was accomplished under Rule 4(2) of the Securities Act of 1933.

     In June 1999, the registrant entered into a 2% series A senior subordinated convertible redeemable debenture and a separate securities subscription agreement for the purchase of the Debenture with BSD Holdings Ltd., a Texas-based investor. The debenture was valued at $1,000,000, and had a conversion price equal to 75% of the closing bid price of the Common Stock of the registrant on the day immediately preceding the date of a notice of conversion to the registrant from BSD. The subscription agreement was executed under Rule 504 of Regulation D, and gave BSD the option to purchase some or the entire debenture up to a maximum of $1,000,000.

     On August 17, 1999, the registrant entered into a license and development agreement with Ottawa, Canada-based InGenius Multimedia. The initial stage of development called for the payment of $200,000 in fees for services to InGenius, with $100,000 payable in cash and $100,000 payable in restricted stock. To date, the registrant has paid InGenius $50,000 in cash as a retainer and 200,000 shares of the Company's Common Stock with a deemed value of $0.50 per share. This issuance was conducted under the Regulation S exemption.

     In August 1999, the registrant signed a consulting agreement with William Mutual of Vancouver, Canada for the provision of ongoing advice and expertise related to Streaming Media technology. For ongoing consulting services, the value of Mr. Mutual's services was set at $50,000. The registrant issued 25,000 restricted shares to William Mutual, with a deemed value of $2.00 per share. This placement was conducted under the exemption provided by Regulation S, as Mr. Mutual is a Canadian citizen.


Item 5.   Indemnification of Directors and Officers.

     Article Eleventh of the Restated Articles of Incorporation of the Company provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

     (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.
Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either
(1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


                             PART F/S

A.   Financial Exhibits

1.   PayForView.com Corp. Consolidated Interim Financial
     Statements January 1, 1999 - September 30, 1999

2.   Voyager International Entertainment, Inc. Audited Financial
     Statements Date of Inception - December 31, 1998

3.   Sierra Gold Corporation Audited Financial Statements
     December 31, 1998; December 31, 1997; December 31, 1996

                                  PAYFORVIEW.COM, CORP.
                           (formerly Sierra Gold Corporation)
                              (A Development Stage Company)


                            CONSOLIDATED FINANCIAL STATEMENTS
                          (Expressed in United States Dollars)
                          (Unaudited - Prepared by Management)


                                   SEPTEMBER 30, 1999


PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation)
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


                                                                 (Audited)
                                             September 30,       December 31,
                                             1999                1998
                                             -----------         -----------

ASSETS

Current
     Accounts receivable                     $    86,242         $       -
     Prepaid expenses and deposits               350,337               2,802
     Due from related parties                        -                 7,648
                                             -----------         -----------
                                                 436,579              10,450

Capital assets (Note 4)                           14,066               7,025
Goodwill (Note 5)                                  3,439                 -
Licenses and rights (Note 6)                     547,208                 -
                                             -----------         -----------

                                             $ 1,001,292         $    17,475
                                             ===========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
     Accounts payable and
       accrued liabilities                   $   832,570         $    82,893
     Loan payable (Note 8)                     1,046,763              59,418
                                             -----------         -----------

                                               1,879,333             142,311
                                             -----------         -----------

Stockholders' equity
     Capital stock (Note 10)
          Authorized
            100,000,000 common shares with
            a par value of $0.0001
          Issued
            17,810,722 common shares
            (December 31, 1998 - 4,327,131)        1,781               4,327
     Additional paid in capital                2,209,547             146,365
     Stock subscriptions receivable                  (50)                -
     Deficit, accumulated during
       the development stage                  (3,089,319)           (275,528)
                                             -----------         -----------

                                                (878,041)           (124,836)
                                             -----------         -----------

                                             $ 1,001,292         $    17,475
                                             ===========         ===========

History and organization of the Company (Note 1)


                       The accompanying notes are an integral part of these consolidated financial statements.


PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


                                        Cumulative
                                        Amounts
                                        From                               Period From
                                        Incorporation                      Incorporation
                                        on April 6,         Nine Month     on April 6,
                                        1998 to             Period Ended   1998 to
                                        September 30,       September 30,  September 30,
                                        1999                1999           1998
                                        -----------         -----------    -----------

REVENUE                                 $   327,138         $   327,138    $       -

COST OF SALES                               679,820             679,820            -
                                        -----------         -----------    -----------

OPERATING LOSS                             (352,682)           (352,682)           -
                                        -----------         -----------    -----------

EXPENSES
     Advertising and promotion              601,218             601,218            -
     Amortization                            95,345              93,446          1,266
     Commissions (Note 7a)                  262,250             262,250            -
     Consulting fees                        452,419             441,639         10,780
     Corporate relations                     42,608                 -           42,608
     Interest                                10,762              10,762            -
     Management fees                        159,525             150,525            -
     Office and general                     107,878              79,746         22,989
     Professional fees                      117,574              85,663         18,523
     Recording expenses                      14,924                 -           14,924
     Rent                                    96,336              67,321         19,511
     Royalties                              143,000             143,000            -
     Telephone                               49,887              44,581          3,537
     Transfer agent                          10,901              10,901            -
     Travel                                 185,654             177,349          8,305
     Wages and benefits                      13,648                 -           10,583
     Web-site development                   105,208             105,208            -
     Write-off of licenses and rights        80,000                 -           30,000
     Write-off of receivable                187,500             187,500            -
                                        -----------         -----------    -----------

                                         (2,736,637)         (2,461,109)       183,026
                                        -----------         -----------    -----------

Loss for the period                     $(3,089,319)        $(2,813,791)   $  (183,026)
                                        ===========         ===========    ===========

Basic and fully diluted loss per share                      $     (0.18)   $     (0.08)
                                                            ===========    ===========

Weighted average shares outstanding                          15,441,869      2,282,443
                                                            ===========    ===========


                      The accompanying notes are an integral part
                       of these consolidated financial statements.


PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

                                                                                Deficit
                                                                                Accumulated
                           Common Shares Issued     Additional   Stock          During the
                         -------------------------  Paid in      Subscription   Development
                         Number         Amount      Capital      Receivable     Stage        Total
                         ------------------------------------------------------------------------------


Balance, April 6, 1998        -         $    -      $    -       $    -         $    -         $    -

Capital stock of Voyager
  International
  Entertainment Inc.
  issued for services    3,800,000         3,800      34,200     $    -              -           38,000

Capital stock of Voyager
  International Entertainment
  Inc. issued for
  acquisition of Voyager
  Film Sales Inc.          200,000           200         -            -              -              200
                         ---------      --------    --------     --------       --------       --------
Capital stock of Voyager
  International
  Entertainment Inc.
  issued for cash          327,131           327     112,165          -              -          112,492

Loss for the period           -              -           -            -         (275,528)      (275,528)
                         ---------      --------    --------     --------       --------       --------

Balance,
  December 31, 1998      4,327,131         4,327     146,365          -         (275,528)      (124,836)

Capital stock of Voyager
  International
  Entertainment Inc.    (4,327,131)          -           -            -              -              -

Capital stock of
  Payforview.com Corp.
  at January 5, 1999     3,750,000           375         625          -              -            1,000

Adjustment for
  par value                   -           (4,327)      4,327          -              -              -

Issuance of shares for
  acquisition of Voyager
  International Entertainment
  Inc. (Note 7a)         7,788,840           779       1,817          -              -            2,596

Issuance of shares for
  commission on acquisition
  of Voyager International
  Entertainment Inc.
  (Note 7a)              1,500,000           150     249,850          -              -          250,000

Issuance of shares for
  acquisition of Street
  Solid Records Inc.
  (Note 7b)              1,173,509           117     273,702          -              -          273,819

Issuance of shares for
  acquisition of licenses
  and rights (Note 6)    1,102,500           110     367,390          -              -          367,500

Issuance of shares
  for services             759,833            76     479,924          -              -          480,000

Issuance of shares
  for debt                  95,500            10      61,290          -              -           61,300

Issuance of shares
  for cash                 540,540            54      99,946          -              -          100,000


Issuance of shares on
  conversion of
  convertible
  debentures               600,000            60     599,540          -              -          600,000

Shares subscribed
  for cash                 500,000            50         -            (50)           -              -

Share issuance costs          -              -       (75,629)         -              -          (75,629)

Loss for the period           -              -           -            -       (2,813,791)    (2,813,791)
                         ---------      --------    --------     --------       --------       --------

Balance at September 30,
  1999                  17,810,722      $  1,781  $2,209,547     $    (50)   $(3,089,319)     $(878,041)
                         =========      ========    ========     ========       ========       ========


                             The accompanying notes are an integral part of these consolidated financial statements.


PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


                                        Cumulative
                                        Amounts
                                        From                               Period From
                                        Incorporation                      Incorporation
                                        on April 6,         Nine Month     on April 6,
                                        1998 to             Period Ended   1998 to
                                        September 30,       September 30,  September 30,
                                        1999                1999           1998
                                        -----------         -----------    -----------


CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                $(3,089,319)        $(2,813,791)   $  (183,026)

     Items to reconcile loss to cash
       from operating activities
          Amortization                       95,345              93,446          1,266
          Issuance of common stock
            for services                    518,000             480,000         38,000
          Issuance of common stock
            for commission                  250,000             250,000            -

     Changes in other operating assets
       and liabilities
          Increase in accounts receivable   (86,242)            (86,242)           -
          Increase in prepaid expenses
            and deposits                   (350,337)           (347,535)        (2,802)
          Decrease (increase) in due
            from related party                  200               7,648        (21,467)
          Increase in accounts payable
            and accrued liabilities         893,420             810,527         55,043
                                        -----------         -----------    -----------

     Net cash used in operating
       activities                        (1,768,933)         (1,605,947)      (112,986)
                                        -----------         -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Acquisition of capital assets          (14,693)             (5,769)        (8,924)
                                        -----------         -----------    -----------

     Net cash used in investing
       activities                           (14,693)             (5,769)        (8,924)
                                        -----------         -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Capital stock issued for cash          212,492             100,000        112,492
     Share issuance costs                   (75,629)            (75,629)           -
     Proceeds from loan payable           1,046,763             987,345          9,418
     Proceeds from convertible
       debenture                            600,000             600,000            -
                                        -----------         -----------    -----------

     Net cash provided by financing
       activities                         1,783,626           1,611,716        121,910
                                        -----------         -----------    -----------

Cash, end of period                     $       -           $       -      $       -
                                        -----------         -----------    -----------

Cash paid during the period
  for interest                          $    11,149         $    10,762    $       387
                                        -----------         -----------    -----------

Cash paid during the period
  for income taxes                      $       -           $       -      $       -
                                        -----------         -----------    -----------


Supplemental disclosure for non-cash operating, financing and investing activities (Note 12)


                             The accompanying notes are an integral part of these consolidated financial statements.


PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
SEPTEMBER 30, 1999


1.   ORGANIZATION OF THE COMPANY

     Payforview.com Corp ("the Company") was incorporated on August 26, 1988. On January 4, 1999, the Company changed its name from Sierra Gold Corporation to Payforview.com Corp.
     On January 5, 1999, the Company issued 2,596,280 (7,788,840 post split) common shares at par value for all the issued and outstanding shares of Voyager International Entertainment Inc. ("Voyager"). In January 1999, the Company issued 391,170 (1,173,509 post split) common shares at par value for all the issued and outstanding shares of Street Solid Records Inc. On January 15, 1999 the Company implemented a two for one forward stock split. On April 9, 1999 the Company implemented a three for two forward stock split.

     These financial statements contain the financial statements of Voyager, its wholly-owned subsidiary Voyager Film Sales Inc., Street Solid Records Inc. and Payforview.com Corp presented on a consolidated basis. On January 5, 1999, the Company acquired all the issued and outstanding share capital of Voyager by issuing 2,596,280 (7,788,840 post split) common shares (Note 7a). As a result of the share exchange, control of the combined companies passed to the former shareholders of Voyager. This type of share exchange has been accounted for as a capital transaction accompanied by a recapitalization of Voyager. Recapitalization accounting results in consolidated financial statements being issued under the name of Payforview.com Corp, but are considered a continuation of Voyager. As a result, the financial statements presented represent the consolidated financial position of the above companies as at September 30, 1999 and the results of operations of Voyager for the nine month period ended September 30, 1999 and the period from April 6, 1998 (incorporation) to September 30, 1999 and the results of operations of Payforview from the deemed date of acquisition during the period. The number of shares outstanding at September 30, 1999 as presented are those of Payforview.com, Corp.

     The company is considered a development stage company. Presently, the Company is developing an internet based website to distribute movies, music, live event and sports events direct to consumers on a pay-for-view and retail basis.

     In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These consolidated statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 1998. The results of operations for the period ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.


2.   SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     These consolidated financial statements include the accounts of Payforview.com Corp. (formerly Sierra Gold Corporation) and its wholly-owned subsidiaries, Voyager International Entertainment Inc., Voyager Film Sales Inc. and Street Solid Records Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards.
     Deferred tax expenses (benefit) results from the net change during the period of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS No. 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has adopted this statement during the period.

     Foreign currency translation

     Transaction amounts denominated in foreign currencies are translated into United States currency at exchange rates prevailing at transactions dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income, except for those gains and losses related to long-term monetary assets or liabilities which are deferred and amortized over the life of the respective asset or liability.

     Revenue recognition

     Revenues from products and services are recognized at the time the goods are shipped or services provided to the customer, with an appropriate provision for returns and allowance.

     Capital assets

     Capital assets are stated at cost unless the future undiscounted cash flows expected to result from either the use of an asset or its eventual disposition is less than its carrying amount in which case an impairment loss is recognized based on the fair value of the assets.

     Amortization of capital assets is based on the estimated useful lives of the assets and is computed using the straight-line method as follows:

          Computer equipment                 3 years

          Furniture and office equipment     5 years

     Goodwill

     Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired business and is being amortized on a straight-line basis over their useful lives being five years. In accordance with APB 17, "Intangible Assets", the Company continues to evaluate the amortization period to determine whether events and circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

     Licenses and rights

     Licenses and rights costs are deferred and amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to five years, or their contractual term. In accordance with APB 17, "Intangible Assets", the Company continues to evaluate the amortization period to determine whether events and circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

     Loss per share

     Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during the period, unless the common stock equivalents are anti-dilutive.

     Comprehensive income

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of September 30, 1999.

     Comparative figures

     Certain comparative figures have been reclassified to conform with the current period's presentation.


3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of accounts receivable, accounts payable and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


4.   CAPITAL ASSETS


                                                    Net Book Value
                                                  ------------------
                                   Accumulated              (Audited)
                         Cost      Amortization   9/30/99   12/31/98
                          ------   -------        -------   -------

Computer equipment       $   856   $   426        $   430   $   571
Furniture and office      17,656     4,020         13,636     6,454
  equipment               ------   -------        -------   -------
                         $18,512   $ 4,446        $14,066   $ 7,025
                         =======   =======        =======   =======


5.   GOODWILL

                                          Net Book Value
                                        ------------------
                         Accumulated              (Audited)
               Cost      Amortization   9/30/99   12/31/98
                ------   -------        -------   -------

Goodwill       $ 4,046   $   607        $ 3,439   $   -
               =======   =======        =======   =======


6.   LICENSES AND RIGHTS

     a) License and distribution rights to the master recordings of various recording artist which were purchased on the acquisition of Street Solid Records
          Inc. (Note 7b). The deemed value of the license and distribution rights acquired was $270,000.00

     b) On February 19, 1999 Payforview entered into an agreement with Reel Media International to acquire the license and internet broadcast rights to a 750 film library. As consideration for the license rights, Payforview.com Corp. issued 35,000 (52,500 post split) common shares at a deemed value of $17,500 and will pay a license fee of 3% of revenues generated from the license rights. The term of the agreement is for four years.

     c) On March 23, 1999 Payforview.com Corp. issued 675,000 (1,012,500 post split) common shares to Bacchus Entertainment Ltd. at a deemed value of $337,500 as consideration for the purchase of various rights and interests in feature films and motion picture productions.

     d) In April 1999 Payforview.com Corp. entered into an agreement with Sportsworld Network (Australia) Pty Limited to acquire the non-exclusive, worldwide license rights to broadcast various sports related filmclips and highlights. As consideration for the license rights, Payforview.com Corp. issued 25,000 (37,500 post split) common shares at a deemed value of $12,500 and will pay a license fee of 8% of gross revenues generated from the license. The license agreement expires July 1, 2000.


                                                    Net Book Value
                                                  ------------------
                                   Accumulated              (Audited)
                         Cost      Amortization   9/30/99   12/31/98
                          ------   -------        -------   -------

Street Solid Records
  Inc. - licenses and
  distribution rights   $270,000   $40,500       $229,500   $   -

Reel Media International -
  750 film library license
  and Internet broadcast
  rights                  17,500     2,917         14,583       -

Bacchus Entertainment Ltd. -
  rights and interests   337,500    39,375        298,125       -

Sportsworld Network -
  license and broadcast
  rights                  12,500     7,500          5,000       -
                          ------   -------        -------   -------
                        $637,500   $90,292       $547,208   $   -
                         =======   =======        =======   =======


7.   BUSINESS COMBINATIONS

     a) On January 5, 1999, Payforview.com Corp. ("Payforview") acquired all of the issued and outstanding share capital of Voyager International Entertainment Inc. ("Voyager"). As consideration, Payforview issued 2,596,280 (7,788,840 post split) common shares. Legally, Payforview is the parent of Voyager. However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of Voyager. This type of share exchange, has been accounted for as a capital transaction accompanied by a recapitalization of Voyager rather than a business combination. Accordingly, the net assets of Voyager are included in the balance sheet at book values, with the net assets of Payforview recorded at fair market value at the date of acquisition. The revenues and expenses and assets and liabilities reflected in the financial statements prior to the date of acquisition are those of Voyager. Revenue and expenses or assets and liabilities are subsequent to the date of acquisition include the accounts of Payforview.

          The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

          At January 5, 1999, Payforview was a newly listed company on the OTC Bulletin Board with a thin market for its shares, making it impossible to estimate the actual market value of the 2,596,280 (7,788,840 post split) common shares. Therefore, the cost of the acquisition, $2,596, has been determined by the fair value of Payforview's net assets.

          The total purchase price of $2,596 was allocated as follows:


               Goodwill                      $    4,046
               Accounts payable and
                 accrued liabilities             (1,450)
                                             ----------

                                             $    2,596
                                             ==========

          As part of this transaction, Payforview issued 500,000
          (1,500,000 post split) common shares at a deemed value of $250,000 as a commission on the acquisition.

     b) In January 1999, Payforview acquired all the issued and outstanding share capital of Street Solid Records Inc. ("Street Solid"), a Nevada corporation. As consideration, Payforview issued 391,170 (1,173,509 post split) common shares. The acquisition was accounted for using the purchase method. The operations and financial position of Street Solid were accounted for in the consolidated financial statements of the Company subsequent to the date of acquisition.

          The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

          In January 1999, Payforview was a newly listed company on the OTC Bulletin Board with a thin market for its shares, making it impossible to estimate the actual market value of the 391,170 (1,173,509 post split) common shares. Therefore, the cost of the acquisition, $273,819, has been determined by the fair value of Street Solid's net assets.

          The total purchase price of $273,819 was allocated as follows:

               Licenses and rights                $    270,000
               Capital assets                            3,819
                                                  ------------

                                                  $    273,819
                                                  ============


8.   LOAN PAYABLE

     The loan payable is unsecured, non-interest bearing with no fixed terms of repayment.


9.   CONVERTIBLE DEBENTURE

     On June 25, 1999, Payforview.com Corp. ("Payforview") entered into a Debenture Agreement and Securities
     Subscription Agreement with BSD Holdings L.L.C. ("BSD").

     Under the Debenture Agreement, Payforview can issue up to $1,000,000 of 2% series A senior subordinated convertible redeemable debentures. The principal sum outstanding plus accrued interest calculated at a rate of 2% per annum are due at maturity on June 25, 2001.

     Each $10,000 debenture is convertible into common shares of Payforview at the option of the holder at a conversion price equal to 75% of the closing bid price of Payforview's common stock on the OTC Bulletin Board for the day immediately preceding the date of the notice of conversion.

     Payforview has the option to redeem the debentures at 125% of the principal amount to the extent conversion has not occurred.

     Under the agreement, Payforview has issued $600,000 of debentures to BSD. Immediately upon issuance, BSD converted the debentures into 600,000 common shares of Payforview at a deemed value of $600,000.

     In addition, Payforview issued 500,000 common shares at a deemed value of $50 to BSD as collateral towards future debenture financings and conversions.


10.  CAPITAL STOCK

     Additional paid in capital

     The excess of proceeds received for common shares over their par value of $0.0001, less share issue costs, is credited to additional paid in capital.

     Stock split

     On January 15, 1999, the Company implemented a 2:1 stock split. On April 9, 1999, the Company implemented a 3:2 stock split. The consolidated statements of changes in stockholders' equity has been restated to give retroactive recognition of the stock split for all periods presented by reclassifying from additional paid-in capital to common shares the par value of additional shares arising from the split. In addition, all references to number of shares and per share amounts of common stock have been restated to reflect the stock split.

     Common stock

     As part of the acquisition of Voyager International Entertainment Inc., the Company issued 2,596,280 (7,788,840 post split) common shares at a deemed value of $2,596 (Note
     7a). In addition, the Company issued 500,000 (1,500,000 post split) common shares at a deemed value of $250,000 as a commission on the acquisition.

     As part of the acquisition of Street Solid Records Inc., the Company issued 391,170 (1,173,509 post split) common shares at a deemed value of $273,819 (Note 7b).

     The Company issued 735,000 (1,102,500 post split) common shares at a deemed value of $367,500 towards the acquisition of licenses and rights (Note 6).

     The Company issued 759,833 (759,833 post split) common shares at a deemed value of $480,000 for services rendered.

     The Company issued 95,500 (95,500 post split) common shares at a deemed value of $61,300 towards the settlement of various debts.

     The Company issued 540,540, (540,540 post split) common shares for cash proceeds of $100,000.

     The Company issued 600,000 (600,000 post split) common shares at a deemed value of $600,000 upon the conversion of $600,000 of convertible debenture (Note 9).

     The Company issued 500,000 (500,000 post split) common shares for proceeds of $50 as collateral towards future debenture financings and conversions (Note 9). As of September 30, 1999, the $50 is still receivable.

     Warrants

     On April 15, 1999, the Company issued a warrant entitling the holder to purchase 300,000 common shares at a minimum exercise price of $4.50 per common share. The warrant will expire on April 15, 2004.


11.  RELATED PARTY TRANSACTIONS

     During the period from April 6, 1998 to September 30, 1998, the Company issued 3,800,000 shares of common stock at a deemed value of $38,000 to directors for services rendered. In addition, the Company issued 200,000 shares of common stock at a deemed value of $200 to companies controlled by directors for the acquisition of Voyager Film Sales Inc.


12.  SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING
     AND INVESTING ACTIVITIES

     The significant non-cash transactions for the nine month period ended September 30, 1999 were as follows:

     a) As part of the acquisition of Voyager International Entertainment Inc., the Company issued 2,596,280 (7,788,840 post split) common shares at a deemed value of $2,596 (Note 7a). In addition, the Company issued 500,000 (1,500,000 post split) common shares at a deemed value of $250,000 as a commission on the acquisition.

     b)   As part of the acquisition of Street Solid Records
          Inc., the Company issued 391,170 (1,173,509 post split) common shares at a deemed value of $273,819 (Note 7b).

     c) The Company issued 735,000 (1,102,500 post split) common shares at a deemed value of $367,500 towards the acquisition of licenses and rights (Note 6).

     d) The Company issued 759,833 (759,833 post split) common shares at a deemed value of $480,000 for services rendered.

     e) The Company issued 95,500 (95,500 post split) common shares at a deemed value of $61,300 towards the settlement of various debts.

     f) The Company issued 500,000 (500,000 post split) common shares for proceeds of $50 under a convertible debenture (Note 9). As of September 30, 1999, the $50 is still receivable.

     g) The Company issued 600,000 (600,000 post split) common shares at a deemed value of $600,000 upon the conversion at $600,000 of convertible debenture (Note
          9).

     The significant non-cash transactions for the period from April 6, 1998 to September 30, 1998 were as follows:

     a) The Company issued 3,800,000 shares of common stock at a deemed value of $38,000 for services rendered.

     b) The Company issued 200,000 shares of common stock at a deemed value of $200 to acquire all of the issued and outstanding common stock of Voyager Film Sales Inc.


13.  INCOME TAXES

     The Company's total deferred tax asset at September 30, 1999 is as follows:

          Tax benefits of net operating
            loss carryforward                $    1,173,941
          Valuation allowance                    (1,173,941)
                                             --------------

                                             $          -
                                             ==============


     The Company has a net operating loss carryforward of approximately $3,089,319 (December 31, 1998 - $275,520).
     The valuation allowance increased to $1,173,941 from $104,701 during the period ended September 30, 1999 since the realization of the operating loss carryforwards are doubtful. It is reasonably possible that the Company's estimate of the valuation allowance will change.

     The operating loss carry forwards expire as follows:

          2005                $    275,528
          2006                   2,813,791
                              ------------

                              $  3,089,319
                              ============

            VOYAGER INTERNATIONAL ENTERTAINMENT INC.
                 (A Development Stage Company)


               CONSOLIDATED FINANCIAL STATEMENTS
              (Expressed in United States Dollars)


                       DECEMBER 31, 1998

                   INDEPENDENT AUDITORS' REPORT



To the Stockholders and Directors of
Voyager International Entertainment Inc.
(A Development Stage Company)


We have audited the accompanying consolidated balance sheet of Voyager International Entertainment Inc. as at December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from incorporation on April 6, 1998 to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Voyager International Entertainment Inc. as at December 31, 1998 and the results of its operations, changes in stockholders' equity and its cash flows for the period from incorporation on April 6, 1998 to December 31, 1998 in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Voyager International Entertainment Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, Canada                           Chartered Accountants

July 21, 1999

VOYAGER INTERNATIONAL ENTERTAINMENT INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
(Expressed in United States Dollars)
AS AT DECEMBER 31, 1998




ASSETS

Current
     Prepaid expenses and deposits                     $    2,802
     Due from related parties (Note 5)                      7,648
                                                       ----------
                                                           10,450

Capital assets (Note 6)                                     7,025
                                                       ----------

                                                       $   17,475
                                                       ==========



LIABILITIES AND STOCKHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities          $   82,893
     Loan payable (Note 9)                                 59,418
                                                       ----------

                                                          142,311
                                                       ----------

Stockholders' equity
     Capital stock (Note 10)
       Authorized
          50,000,000 common shares with
            a par value of $0.001
          1,000,000 preferred shares with
            a par value of $0.01
       Issued
          December 31, 1998 - 4,327,131 common shares       4,327
     Additional paid in capital                           146,365
     Deficit, accumulated during the development stage   (275,528)
                                                       ----------

                                                         (124,836)
                                                       ----------

                                                       $   17,475
                                                       ==========

History and organization of the Company (Note 1)

On behalf of the Board:


______________________Director    ______________________Director



The accompanying notes are an integral part of these consolidated financial statements.

VOYAGER INTERNATIONAL ENTERTAINMENT INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in United States Dollars)
PERIOD FROM INCORPORATION ON APRIL 6, 1998 TO DECEMBER 31, 1998



EXPENSES
     Amortization                                      $    1,899
     Automobile                                             2,036
     Consulting fees                                       10,780
     Corporate relations                                   42,608
     Investor relations                                     2,000
     Legal and accounting                                  31,911
     Management fees                                        9,000
     Office and general                                    24,096
     Recording expenses                                    14,924
     Rent                                                  29,015
     Telephone and utilities                                5,306
     Travel                                                 8,305
     Wages and benefits                                    13,648
     Write-off of licenses and rights (Note 7)             80,000
                                                       ----------

Loss for the period                                    $  275,528
                                                       ==========

Basic and fully diluted loss per share                 $    (0.07)
                                                       ==========

Weighted average shares outstanding                     3,780,207
                                                       ==========



The accompanying notes are an integral part of these consolidated financial statements.

VOYAGER INTERNATIONAL ENTERTAINMENT INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

                                                                         Deficit
                                                                         Accumulated
                                Common Shares Issued     Additional      During the
                              -------------------------  Paid in         Development
                                Number         Amount    Capital         Stage          Total
                              --------------------------------------------------------------------


Balance, April 6, 1998             -         $    -      $    -          $    -         $    -

Shares issued for services    3,800,000          3,800      34,200            -            38,000

Shares issued for acquisition of
     Voyager Film Sales Inc.
     (Note 8)                   200,000            200        -               -               200

Shares issued for cash
     at $0.01 per share          26,000             26         234            -               260
     at $0.25 per share         200,000            200      49,800            -            50,000
     at $0.30 per share          16,667             17       4,983            -             5,000
     at $0.50 per share          34,464             34      17,198            -            17,232
     at $0.80 per share          50,000             50      39,950            -            40,000

Loss for the period                -              -           -           (275,528)      (275,528)
                              ---------      ---------   ---------       ---------      ---------

Balance, December 31, 1998    4,327,131      $   4,327   $ 146,365       $(275,528)     $(124,836)
                              =========      =========   =========       =========      =========


The accompanying notes are an integral part of these consolidated financial statements.

VOYAGER INTERNATIONAL ENTERTAINMENT INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)
PERIOD FROM INCORPORATION ON APRIL 6, 1998 TO DECEMBER 31, 1998



CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                               $ (275,528)

     Items to reconcile loss to cash
     from operating activities
          Amortization                                      1,899
          Issuance of common stock for services            38,000

     Changes in other operating assets and liabilities
          Increase in prepaid expenses and deposits        (2,802)
          Increase in due from related party               (7,448)
          Increase in accounts payable
            and accrued liabilities                        82,893
                                                       ----------

     Net cash used in operating activities               (162,986)
                                                       ----------


CASH FLOWS FROM INVESTING ACTIVITIES
     Acquisition of capital assets                         (8,924)
                                                       ----------

     Net cash used in investing activities                 (8,724)
                                                       ----------


CASH FLOWS FROM FINANCING ACTIVITIES
     Capital stock issued for cash                        112,492
     Proceeds from loan payable                            59,418
                                                       ----------

     Net cash provided by financing activities            171,910
                                                       ----------


Cash, end of period                                    $    -
                                                       ==========

Cash paid during the period for interest               $      387
                                                       ==========
Cash paid during the period for income taxes           $    -
                                                       ==========


Supplemental disclosure for non-cash operating, financing and investing activities (Note 12)



The accompanying notes are an integral part of these consolidated financial statements.

VOYAGER INTERNATIONAL ENTERTAINMENT INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
DECEMBER 31, 1998


1.   HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated on April 6, 1998 under the laws of the state of Nevada. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. Presently, the Company is developing an internet based website to distribute movies, music, live events and sports events direct to consumers on a pay-for-view and retail basis.


2.   GOING CONCERN

The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through equity financing.

                                                           1998

Deficit accumulated during the development stage       $ (275,528)
Working capital deficiency                               (131,861)
                                                       ==========

3.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Voyager Film Sales
Inc. (Note 8). All significant inter-company balances and transactions have been eliminated on consolidation.

Stock-based compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS No. 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

Reporting on costs of start-up activities

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company's adoption of this statement during the period had no effect on its financial statements.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into United States currency at exchange rates prevailing at transactions dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income, except for those gains and losses related to long-term monetary assets or liabilities which are deferred and amortized over the life of the respective asset or liability.

Revenue recognition

Revenues from products and services are recognized at the time the goods are shipped or services provided to the customer, with an appropriate provision for returns and allowance.

Capital assets

Capital assets are stated at cost unless the future undiscounted cash flows expected to result from either the use of an asset or its eventual disposition is less than its carrying amount in which case an impairment loss is recognized based on the fair value of the assets.

Amortization of capital assets is based on the estimated useful lives of the assets and is computed using the straight-line method as follows:

Computer equipment                      3 years
Furniture and office equipment          5 years

Licenses and rights

Licenses and rights costs are deferred and amortized on a straight-line basis over the lesser of their estimated useful lives, generally three to five years, or their contractual term. In accordance with APB 17, "Intangible Assets", the Company continues to evaluate the amortization period to determine whether events and circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

Loss per share

Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during the period, unless the common stock equivalents are anti-dilutive.

Comprehensive income

The Company has adopted Statement of Financial Accounting
Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income".
This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS
130 had no impact on total stockholders' equity as of December
31, 1998.


4.   FINANCIAL INSTRUMENTS

The Company's financial instruments consist of due from related parties, accounts payable and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


5.   DUE FROM RELATED PARTIES

Amounts due from directors of the Company are non-interest bearing, unsecured and have no fixed terms of repayment.


6.   CAPITAL ASSETS

                                        Accumulated    Net Book
                              Cost      Amortization   Value

Computer equipment            $   856   $   285        $   571
Furniture and office            8,068     1,614          6,454
  equipment                    ------   -------        -------
                              $ 8,924   $ 1,899        $ 7,025
                              =======   =======        =======


7.   LICENSES AND RIGHTS

a) The Company entered into an agreement on June 19, 1998 to purchase certain rights, a record label and other assets.
     The purchase price was:

          i)   $50,000 due on June 19, 1998 ($30,000 paid);
          ii)  $125,000 due on or before July 15, 1998, and;
          iii) $125,000 due on or before August 15, 1998.

     After a partial payment of $30,000, the Company determined the assets to be non-existent. The $30,000 was deemed unrecoverable by the Company and was written-off to operations.

b) Under the terms of an agreement dated November 30, 1998, the Company paid a non-refundable $50,000 fee towards the purchase of the distribution rights to a 1,452 title film library. The Company then determined the film library had no economic value and the non-refundable fee was written-off to operations.


8.   BUSINESS COMBINATIONS

Voyager Film Sales Inc.

On May 8, 1998, the Company acquired all the issued and outstanding share capital of Voyager Film Sales Inc., a Nevada corporation ("VFS"). As consideration, the Company issued 200,000 common shares at a deemed value of $200, equal to the par value of the shares issued. As the acquisition of VFS was deemed to be from promoters and shareholders of the Company, the purchase has been recorded at the historical cost of the net assets of VFS, which approximate the par value of the shares issued.


9.   LOAN PAYABLE

The loan payable is unsecured and non-interest bearing with no fixed terms of repayment.


10.  CAPITAL STOCK

Additional paid in capital

The excess of proceeds received for common shares over their par value of $0.001, less share issue costs, is credited to additional paid in capital.

Common stock

The Company issued 3,800,000 common shares at a deemed value of $38,000 for services rendered.

The Company issued 200,000 common shares at a deemed value of $200 for the acquisition of Voyager Film Sales Inc. (Note 8).

The Company issued 327,131 common shares for cash proceeds of $112,492.


11.  RELATED PARTY TRANSACTIONS

During the period from April 6, 1998 to December 31, 1998, the
Company entered into the following transactions with related parties:

a)   The Company accrued management fees of $9,000 to directors.

b) The Company issued 3,800,000 shares of common stock at a deemed value of $38,000 to companies controlled by directors for services rendered.

c) The Company issued 200,000 shares of common stock at a deemed value of $200 to companies controlled by directors for the acquisition of Voyager Film Sales Inc. (Note 8).

Included in accounts payable as at December 31, 1998 is $11,000 due to directors.


12.  SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING
     AND INVESTING ACTIVITIES

The significant non-cash transactions for the period from April 6, 1998 to December 31, 1998 were as follows:

a) The Company issued 3,800,000 shares of common stock at a deemed value of $38,000 for services rendered.

b) The Company issued 200,000 shares of common stock at a deemed value of $200 to acquire all the issued and outstanding common stock of Voyager Film Sales Inc. (Note
     8).


13.  INCOME TAXES

The Company's total deferred tax asset at December 31, 1998 is as follows:

Tax benefits of net operating loss carryforward   $ 104,701
Valuation allowance                                (104,701)
                                                  ---------

                                                  $    -
                                                  =========

The Company has a net operating loss carryforward of approximately $275,528. The valuation allowance increased to $104,701 for the period ended December 31, 1998 since the realization of the operating loss carryforwards are doubtful. It is reasonably possible that the Company's estimate of the valuation allowance will change. The operating loss carryforwards will expire in the 2005 fiscal year.


14.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business
operations.   It is not possible to be certain that all aspects
of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                      PAYFORVIEW.COM CORP.
               (Formerly Sierra Gold Corporation)
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

                       December 31, 1998
                       December 31, 1997
                       December 31, 1996

                     BARRY L. FRIEDMAN, P.C.
                   Certified Public Accountant

1582 TULITA DRIVE                           OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                     FAX NO.(702) 896-0278



To Whom It May Concern:                             June 24, 1999

     The firm of Barry L. Friedman, P.C., Certified Public
Accountant consents to the inclusion of their report of June 24, 1999, on the Financial Statements of PAYFORVIEW.COM CORP.
(formerly Sierra Gold Corporation), as of December 31, 1998, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,


/s/ Barry L. Friedman
Certified Public Accountant

                        TABLE OF CONTENTS

                                                           PAGE #

INDEPENDENT AUDITORS REPORT                                     1

ASSETS                                                          2

LIABILITIES AND STOCKHOLDERS' EQUITY                            3

STATEMENT OF OPERATIONS                                         4

STATEMENT OF STOCKHOLDERS' EQUITY                               5

STATEMENT OF CASH FLOWS                                         6

NOTES TO-FINANCIAL STATEMENTS                                7-11

                    BARRY L. FRIEDMAN, P.C.
                  Certified Public Accountant

1582 TULITA DRIVE                            OFFICE (702)361-8414
LAS VEGAS, NEVADA 89123                    FAX NO. (702) 896-0278


                   INDEPENDENT AUDITORS REPORT

Board of Directors                                  June 24, 1999
PAYFORVIEW.COM CORP.
Reno, Nevada


     I have audited the accompanying Balance Sheets PAYFORVIEW.COM CORP., (formerly Sierra Gold Corporation), (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders, equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAYFORVIEW.COM CORP. (formerly Sierra Gold Corporation), (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
Barry L. Friedman
Certified Public Accountant

                      PAYFORVIEW.COM CORP.
               (Formerly Sierra Gold Corporation
                 (A Development Stage Company)

                          BALANCE SHEET

                              ASSETS

                                   December  December  December
                                   31, 1998  31, 1997  31, 1996


CURRENT ASSETS                     $    0    $    0    $    0
                                   --------  --------  --------

     TOTAL CURRENT ASSETS          $    0    $    0    $    0
                                   --------  --------  --------

OTHER ASSETS                       $    0    $    0    $    0
                                   --------  --------  --------

     TOTAL OTHER ASSETS            $    0    $    0    $    0
                                   --------  --------  --------


TOTAL ASSETS                       $    0    $    0    $    0
                                   --------  --------  --------



               LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
     Advances Payable (Note 45)    $  1,450  $    0    $    0
                                   --------  --------  --------

TOTAL CURRENT LIABILITIES:         $  1,450  $    0    $    0
                                   --------  --------  --------


STOCKHOLDERS' EQUITY: (Note #4)

     Common stock, No Par Value
     Authorized 2,500 shares
     Issued and outstanding at
     December 31, 1996 - 2,500 Shs                     $  1,000
     December 31, 1997 - 2,500 Shs           $  1,000

     Common Stock
     Par Value $0.0001,
     authorized 100,000,000 shares,
     Issued and Outstanding at
     December 31, 1998
     1,250,000 shares              $    125
     Additional Paid-In Capital         875       0         0

     ACCUMULATED LOSS                -2,450    -1,000    -1,000
                                   --------  --------  --------

TOTAL STOCKHOLDERS' EQUITY:        $ -1,450  $    0    $    0
                                   --------  --------  --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:              $    0    $    0    $    0
                                   --------  --------  --------


See accompanying notes to financial statements & audit report

                          PAYFORVIEW.COM CORP.
                   (Formerly Sierra gold Corporation)
                      (A Development Stage Company)

                         STATEMENT OF OPERATIONS

                              Year      Year      Year      Aug. 26, 1988
                              Ended     Ended     Ended     (Inception)
                              Dec. 31,  Dec. 31,  Dec. 31,  to Dec. 31,
                              1998      1997      1996      1998

INCOME:
Revenue                       $    0    $    0    $    0    $    0
                              --------  --------  --------  --------

EXPENSES:
General, Selling and
Administrative:               $  1,450  $    0    $    0    $  2,450
                              --------  --------  --------  --------

     TOTAL EXPENSES:          $  1,450  $    0    $    0    $  2,450
                              --------  --------  --------  --------

NET PROFIT/LOSS (-)           $ -1,450  $    0    $    0    $ -2,450
                              --------  --------  --------  --------

Net Profit/Loss(-)
per weighted share
(Note 1):                     $ -.0012  $   NIL   $   NIL   $ -.0020
                              --------  --------  --------  --------

Weighted average
Number of common
shares outstanding:           1,250,000 1,250,000 1,250,000 1,250,000
                              --------  --------  --------  --------


See accompanying notes to financial statements & audit report


                          PAYFORVIEW.COM CORP.
                   (Formerly Sierra Gold Corporation)
                      (A Development Stage Company)


              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                  Additional     Accumu-
                              Common    Stock     paid-in        lated
                              Shares    Amount    Capital        Deficit
                              --------  --------  --------       --------
Balance,
December 31, 1995                2,500  $  1,000  $    0         $ -1,000

Net loss year ended
December 31, 1996                                                     0
                              --------  --------  --------       --------

Balance,
December 31, 1996                2,500  $  1,000  $    0         $ -1,000

Net loss year ended
December 31, 1997                                                     0
                              --------  --------  --------       --------

Balance,
December 31, 1997                2,500  $  1,000  $    0         $ -1,000

September 16, 1998
Changed from No Par
Value to $0.0001                          -1,000    +1,000

September 16, 1998
Forward Stock Split
500:1                         1,247,500     +125      -125

Net loss year ended
December 31, 1998                                                  -1,450
                              --------  --------  --------       --------

Balance,
December 31, 1998             1,250,000 $    125  $    875       $ -2,450
                              --------  --------  --------       --------


See accompanying notes to financial statements & audit report


                          PAYFORVIEW.COM CORP.
                   (Formerly Sierra Gold Corporation)
                      (A Development Stage Company)

                          STATEMENT OF CASH FLOWS

                              Year      Year      Year      Aug. 26, 1988
                              Ended     Ended     Ended     (Inception)
                              Dec. 31,  Dec. 31,  Dec. 31,  to Dec. 31,
                              1998      1997      1996      1998
                              --------  --------  --------  --------

Cash Flows from
Operating Activities

     Net Loss                 $ -1,450  $    0    $    0    $ -2,450

     Adjustment to
     Reconcile net loss
     To net cash provided
     by operating
     Activities:                   0         0         0         0

Changes in assets and
Liabilities                        0         0         0         0

     Increase in current
     Liabilities                +1,450       0         0      +1,450
                              --------  --------  --------  --------

Net cash used in
Operating activities:         $    0    $    0    $    0    $ -1,000

Cash Flows from
Investing Activities:              0         0         0         0

Cash Flows from
Financing Activities:

     Issuance of Common
     Stock for Cash                0         0         0      +1,000
                              --------  --------  --------  --------

Net Increase (decrease)       $    0    $    0    $    0    $    0

Cash,
Beginning of period:               0         0         0         0
                              --------  --------  --------  --------

Cash, End of Period:          $    0    $    0    $    0    $    0
                              --------  --------  --------  --------


See accompanying notes to financial statements & audit report


                      PAYFORVIEW.COM CORP.
               (Formerly Sierra Gold Corporations
                 (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

   December 31, 1998, December 31, 1997, and December 31, 1996


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized August 26, 1988, under the laws of the State of Nevada as Sierra gold Corporation. On December 29, 1998, the Company amended its Articles of Incorporation in order to change it's name to PAYFORVIEW.COM CORP. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

     The Company records income and expenses on the accrual method.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

     The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1998

Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 SFAS 4109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for - all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax as-sets and liabilities.

Loss Per Share

     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

Year End

     The Company has selected December 31st as its year-end.

Year 2000 Disclosure

     Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

     The company's potential software suppliers have verified that they will provide only certified "Year 2000,11 compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "'Year 200011 issue will not pose significant operational problems and will not materially affect future financial results.


NOTE 3 - INCOME TAXES

     There is no provision for income taxes for the period ended December 31, 1998, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998 is as follows:


     Net operation loss carry forward        $   2,450
     Valuation allowance                     $   2,450

     Net deferred tax asset                  $    0

     The federal net operation loss carry forward will expire in various amounts from 2008 to 2018.

     This carry forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE 4 - STOCKHOLDERS' EQUITY

     Common Stock

     The authorized common stock of the corporation consists of 2,500 shares with No Par Value.

     Preferred Stock

     The corporation has no preferred stock.

     On August 26, 1988, the company issued 2,500 shares of its No Par Value Common Stock in consideration of $1,000 in cash.

     On September 16, 1998, the State of Nevada approved the
     Company's restated Articles of Incorporation, which increased its capitalization from 2,500 common shares with No Par Value stock to 25,000,000 common shares with $0.0001
     Par Value stock.

     On September 16, 1998, the company had a forward stock split of 500:1 thus increasing the outstanding common stock of the corporation from 2,500 common shares to 1,250,000 common shares.

     On December 29, 1998, the State of Nevada approved the company's restated Articles of Incorporation that increased the capitalization from 25,000,000 common shares with a par value of $0.0001 to 100,000,000 common shares with a par value of $0.0001.


NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional share of common or preferred stock.


NOTE 6 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.


NOTE 7 - RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal. property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 8 - SUBSEQUENT EVENTS

     Effective January 15th, 1999, the company had a forward stock split of 2:1 thus increasing the total issued and outstanding shares of the corporation's common stock from 1,250,000 shares to 2,500,000 shares.



                             PART III


Item 1.   Index to Exhibits

No.       Description
----      -----------
 3.1      Restated Articles of Incorporation.

 3.2 Articles of Incorporation of Sierra Gold Corporation, dated August 26, 1988.

 3.3 Certificate of Amendment of Articles of Incorporation, dated September 16, 1998, increasing the number of shares of the registrant to twenty-five million at $0.0001 par value and a resolution declaring a 500-for-1 forward stock split.

 3.4 Certificate of Amendment of Articles of Incorporation, dated December 29, 1998, changing the name of the registrant from SIERRA GOLD CORPORATION to PAYFORVIEW.COM CORP., and authorizing a 2-for-1 forward stock split to be effective January 15, 1999.

 3.5 Board Resolution authorizing 3-for-2 forward stock split to be effective April 9, 1999.

 3.6      Bylaws, adopted on August 26, 1988.

10.1 Long Form Agreement completing purchase of Voyager assets by the registrant, dated January 5, 1999.

10.2      Employment Contract between the registrant and Marc
          Pitcher for Employment as President, dated January 3,
          1999.

10.3      Employment Contract between the registrant and Nic
          Meredith for Employment as Vice President, Finance dated January 3, 1999.

10.4      Employment Contract between the registrant and Warren
          Wayne for Employment as Vice President, Acquisitions dated January 3, 1999.

10.5      Employment Contract between the registrant and Fraser
          Barnes respecting Employment as Director of Marketing, dated April 27, 1999.

10.6      Office lease between the registrant and Guinness
          Business Center respecting a six-month term lease for office space dated January 15, 1999.

10.7 Letter of Intent respecting plans to purchase or merge with Bacchus Entertainment ("Bacchus"), and fund
          Bacchus acquisition plans, dated January 29, 1999.

10.8 Service Agreement between ITV.Net and the registrant for the provision of Internet broadcasting services and technology by ITV.Net to The registrant for a fixed rate and term, dated March 11, 1999.

10.9 Internet Broadcast Agreement between the registrant and Sportsworld Network (Australia) Pty Limited for several
          Sports related clips and highlights dated March 25, 1999.

10.10 Reel Media License for Internet broadcast to 750 film library.

10.11 Contract between Sage Entertainment Inc. and the registrant for professional, entertainment industry consulting services, dated March 29, 1999.

10.12 Warrant for the purchase of 300,000 common shares of the registrant by Swartz Private Equity, LLC, dated
          April 15, 1999.

27        Financial Data Schedule




                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PAYFORVIEW.COM CORP.


Date:  February 17, 2000     By:  /s/ Marc A. Pitcher
                             Marc A. Pitcher, President, COO
                             and Director


Date:  February 17, 2000     By:  /s/ Nicholas R. M. Meredith
                             Nicholas R. M. Meredith, Vice
                             President and Director


Date:  February 17, 2000     By:  /s/ Warren Wayne
                             Warren Wayne, Vice President and
                             Director

Exhibit 3.1   Restated Articles of Incorporation


                RESTATED ARTICLES OF INCORPORATION

                                OF

                       PAYFORVIEW.COM, INC.



     FIRST:    The name of this Corporation is:

          PAYFORVIEW.COM, INC.

     SECOND:   Its principal office in the State of Nevada is
located at 202 South Minnesota Street, Carson City, Nevada,
89703.  The name and address of its resident agent is Capitol
Document Services, Inc., at the above address.

     THIRD:    The nature of the business and the object and
purposes to be transacted, promoted and carried on by the corporation are and shall continue to be:

     To engage in any lawful business authorized and permitted by the laws of the State of Nevada, United States, and any and all counties, states or cities wherein this said corporation may undertake to engage in business.

     FOURTH:   The total number of authorized capital stock of
the corporation is One Hundred Million (100,000,000) shares at $.0001 par value per share. Said shares at $.0001 per value may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors.

     FIFTH:    The governing board of this corporation shall be
known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced to less than one unless there is less than one stockholder.

     The Board of Directors shall consist of three (3) members whose names and addresses are as follows:

          NAME                     ADDRESS

     Marc Pitcher             305-1188 Richards Street
                              Vancouver, BC  V6B 3E6
                              Canada

     Nicholas R. M. Meredith  Rosemount, Grange Road
                              Winchester, Hants
                              SO23 9RT
                              United Kingdom

     Warren Wayne             7480 Reeder Road
                              Richmond, BC
                              Canada

     SIXTH:    The capital stock, after the amount of the
subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

     SEVENTH: The name and post office address of each officer signing these restated articles of incorporation is as follows:

          NAME                     ADDRESS

     Marc Pitcher             305-1188 Richards Street
     (President)              Vancouver, BC  V6B 3E6
                              Canada

     Warren Wayne             7480 Reeder Road
     (Secretary)              Richmond, BC
                              Canada

     EIGHTH:   This corporation is to have perpetual existence.

     NINTH:    In furtherance and not in limitation of the powers
conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

     TENTH:    Meetings of stockholders may be held outside of
the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

     ELEVENTH: To the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, as the same exists or may hereafter be amended, an officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

     TWELFTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.


     WE, THE UNDERSIGNED, being the officers herein before named for the purpose of filing these restated articles of incorporation pursuant to the General Corporation Law of the State of Nevada, do make and file these restated articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set our hands this twenty-ninth day of October, 1999.



/s/ Marc Pitcher                   /s/ Warren Wayne
Marc Pitcher,                      Warren Wayne,
President                          Secretary

Exhibit 3.2   Articles of Incorporation


                    ARTICLES OF INCORPORATION

                                OF

                     SIERRA GOLD CORPORATION


KNOW ALL MEN BY THESE PRESENTS;

     I, the undersigned, do this day voluntarily acknowledge the forming of a corporation under and pursuant to the laws of the State of Nevada, and I HEREBY CERTIFY:

     FIRST:    The name of the corporation is
               SIERRA GOLD CORPORATION

     SECOND: The principal office of this corporation is to be at 777 East Williams Box 2849 in the city of Carson 89702 State of Nevada.

               FIRST CARTEL, INC. is hereby named as Resident
Agent of this corporation and in charge of it's said office in Nevada.

     THIRD:    The nature of the business, object and purpose to
be transacted, promoted, or carried on by the corporation are:

     A. To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada and to and in every kind of fiduciary capacity and generally to do all that is necessary or convenient which are incident to or which a natural person might or could do.

     B. To purchase, receive, take by grant, gift, devise bequest or otherwise lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, on any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of it's property and assets, or any interests therein, whatever situated.

     C. To engage generally in the real estate business as principal, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage operate, deal in and dispose of mining claims, oil leases, oil and gas wells, real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take lease, purchase or otherwise handle or acquire and to own, use, hold, sell, convey, exchange, hire, lease pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal rent or in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, chooses in actions, notes, bonds, mortgages, and securities as may lawfully be acquired, held or disposed of and to acquire, purchase, sell, assign, transfer, dispose of and generally deal in and with as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general oil exploration, mining exploration and management business as principal, agent, representative, contractor, sub-contractor, and in any other lawful capacity. To manufacture, purchase or acquire in any lawful manner and to hold, own, mortgage, pledge, sell, transfer, or in any manner dispose of, and to deal and trade in goods, wares, merchandise, and property of any and every class and description, and in any part of the world.

     D. To apply for, register, obtain, purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge or otherwise dispose of and, in any manner deal with and contact with reference to:

          1. Inventions, devices, formulae, processes, improvements and modifications thereof:

          2. Letters patent, patent rights, patented processes, copyrights, designs, and similar rights, trade-marks, trade names, trade symbols and other
               indications or          and ownership granted by
               or recognized under the laws of the United States of America, any state or subdivision thereof, and any commonwealth, territory, possession, dependency, colony, possession agency or instrumentality of the United States of America and of any foreign country, and all rights connected therewith or appertaining thereunto.

          3.   Franchises, licenses, grants and concessions.

     E. To make, enter into, perform and carry out contracts of every kind and description with any person, firm, association, corporation or government or agency or instrumentality thereof.

     F. To lend money in furtherance of its corporate purposes and to invest and reinvest it's funds from time to time to such extent, to such persons, firms, associations, corporations, governments or agencies or instrumentalities thereof, and on such terms and on such security, if any, as the Board of Directors of the corporation may determine and direct any officer to complete.

     G. To borrow money without limit as to amount and at such rates of interest as it may determine; from time to time to issue and sell it's own securities, including it's shares of stock, notes, bonds, debentures, and other obligations, in such amounts, on such terms and conditions, for such purposes and for such prices, now or hereafter permitted by the laws of the State of Nevada and by the Board of Directors of the corporation as they may determine; and to secure any of its obligations by mortgage, pledge or other encumbrance of any or all of it's property, franchises and income.

     H. To be a promoter or manager of other corporations of any type or kind; and to participate with others in any corporation, partnership, limited partnership, joint venture, or other association of any kind, or in any transaction, undertaking or arrangement which the corporation would have power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others.

     I. To promote and exercise all or any part of the foregoing purposes and powers in and all parts of the world, and to conduct it's business in all or any branches in any lawful capacity.

     The foregoing enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the corporation by references to or inference from the terms or provisions of any other clause, but, shall be regarded as independent purposes.

     FOURTH:   The amount of the total capital stock of the
corporation is twenty five hundred (2,500) shares of common stock with no par value.

     FIFTH:    The number of the governing board shall be styled
DIRECTORS and the number of such directors shall be no less than one (1), or more than five (5). The first board of directors shall be One Member whose name and post office address is as follows:

                    Mr. James Barry Somervail
                    28708 North Mill Lane
                    Bowling Green, Kentucky, 42101

     SIXTH:    The initial number of stockholders will be one
(1). Additional stockholders may be obtained. The number of directors may be charged as provided in N.R.S. 78.330.

     SEVENTH: The capital stock of this corporation after the amount of the subscription price or par value has been paid in, shall not be subject to assessment to pay debts of this corporation and no stock issued as fully paid up shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in the particular.

     EIGHTH:   This corporation is to have perpetual existence.

     I, the undersigned, being the original incorporator for the purpose of forming a corporation to do business both within and without the State of Nevada, and in pursuance of the General Corporation Law of the State of Nevada, effective March 31, 1925 and as subsequently amended to make and file this certificate, hereby declaring and certifying that the facts herein above stated are true.


This 26th day of August, 1988.


                              /s/

                              Address: P. O. Box 2849
                                       Carson City, NV. 89702

Exhibit 3.3   Certificate of Amendment of Articles of
              Incorporation


                     CERTIFICATE OF AMENDMENT

                                OF

                    ARTICLES OF INCORPORATION

                                OF

                     SIERRA GOLD CORPORATION


     The undersigned being the Secretary of Sierra Gold
Corporation, a Nevada Corporation, hereby certify that by majority vote of the Board of Directors and majority vote of the stockholders at a meeting held on the 26 August 1993, it was agreed by unanimous vote that this CERTIFICATE AMENDING ARTICLES
OF INCORPORATION be filed.

     The undersigned further certify that ARTICLES FOURTH of the original Articles of Incorporation filed on the 25 day of August
1993 herein is amended to read as follows:

     RESOLVED that Article Fourth is hereby amended to read as follows:

     The total number of authorized capital stock is increased to Twenty Five million (25,000,000) shares at $000.1 par value per share shall be authorized. Said shares at $.0001 par value may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors.

     RESOLVED that the Corporation declare a 500 to 1 forward stock split to be effective September 10, 1993.

     The undersigned hereby certify that they have on the 26
August 1993 executed this Certificate Amending that original
Articles of Incorporation heretofore filed with the Secretary of State of Nevada.



Barry Somervail, President

Exhibit 3.4   Certificate of Amendment of Articles of
              Incorporation


                     CERTIFICATE OF AMENDMENT

                                OF

                    ARTICLES OF INCORPORATION

                                OF

                     SIERRA GOLD CORPORATION


The undersigned, being the President and the Secretary of Sierra Gold Corporation, a Nevada Corporation, hereby certify that by majority vote of the Board of Directors and majority vote of the stockholders at a meeting held on 18 December, 1998, it was voted and adopted a resolution to amend the original Articles of Incorporation as follows:

The undersigned further certify that ARTICLES ONE and FOUR of the original Articles of Incorporation filed on the 26th day of August, 1988 herein is amended to read as follows:


ARTICLE ONE, NAME is amended to read:

The name of the Corporation shall be:

"PAYFORVIEW.COM CORP".


ARTICLE FOUR, CAPITAL STOCK is amended to read:

The total number of authorized capital stock is increased to One
Hundred Million (100,000,000) shares at $.0001 par value per shares shall be authorized. Said share at $.0001 per value may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors.

The Corporation declare a 2 shares for each 1 share forward stock split to be effective January 15, 1999.

The undersigned hereby certify that they have on this 18th
December 1998 executed this Certificate Amending that original
Articles of Incorporation heretofore is file with the Secretary of State of Nevada.



                                   Barry Somervail, President


                                   M. Zapara, Secretary

Exhibit 3.5   Resolution of the Board of Directors authorizing
              3-for-2 forward stock split effective April 9, 1999


               RESOLUTION OF THE BOARD OF DIRECTORS

                                of

                          PAYFORVIEW.COM


WHEREAS, the corporation is attempting to lower the effective trading price of its securities in the marketplace, and desires to accomplish this by increasing the number of shares being traded;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the corporation are hereby directed to file an amendment to the Articles to effect a split of the securities on a 3-for-2 basis, to be filed with and implemented on or before April 9, 1999.


Approved:


/s/ Marc Pitcher
Marc Pitcher, Director

/s/ Warren Wayne
Warren Wayne, Director

Exhibit 3.6   Bylaws, adopted on August 26, 1988


                              BYLAWS

                                OF

                     SIERRA GOLD CORPORATION
                       (the "Corporation")


                           Article I.

                             Office

The Board of Directors she designate and the Corporation shall maintain a principal office, The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the; Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.

                          Article II.

                     Shareholders Meetings

1. Annual Meetings

The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held on the 3 1" of December of each year. If such day is a legal holiday, the meeting shall be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2. Special Meetings

Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3. Notice of Shareholders Meetings

The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4. Place of Meeting

The Board of Directors may designate any place, either within or without the State of Nevada as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5. Record Date

The Board of Directors may fix a date not less than ten nor more than sixty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose.

6. Quorum

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7. Voting

A holder of an outstanding share, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the vote's cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8. Proxies

At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution.

9. Informal Action by Shareholders

Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the, shareholders entitled to vote with respect to the subject matter thereof.

                          Article III

                       Board Of Directors

1. General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may adopt such rules and regulations for he conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2. Number, Tenure and Qualification

The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3. Regular Meetings

A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4. Special Meetings

Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopying the same at least one day, before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5. Quorum

A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice, any business may be transacted.

6. Manner of Acting

At all meetings of the Board of Directors, each Director shall have one vote, The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7. Vacancies

A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Director to be elected at that meeting.

8. Removals

Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote, Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9. Resignation

A Director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. -A resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall be deemed accepted.

10. Presumption of Assent

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting, Such right to dissent shall not apply to a Director who voted in favor of such action.
11. Compensation

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12. Emergency Power

When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum until such time as all Directors can attend or vacancies can be. filled pursuant to these Bylaws.

13. Chairman

The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors, The Chairman may by appointment fill any vacancies on the Board of Directors.

                          Article IV.

                            Officers

1. Number

The Officers of the Corporation shall be a President., one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors, Such other Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, Officers may or may not be Directors or shareholders of the Corporation.

2. Election and Term of Office

The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient, Each Officer shall hold office until his successor shall have been duly elected and shall have qualified OF until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Resignations

Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4. Removal

Any Officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without, prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5. Vacancies

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or if a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6 President

The President shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors, He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over its several Officers, agents, or employees other than those appointed by the Board of Directors, He may sign, execute and deliver in the name of the Corporation powers of attorney., contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7. Vice President

The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President, A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

8. Secretary

The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meetings of all committees, He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors, He may sign or execute contracts with the President or a Vice President thereunto authorized in the name of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9. Treasurer

The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection checks, notes and other obligations, and shall deposit the same to the credit accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10. Other Officers

Other Officers shall perform such duties and shall have such.
powers as may be assigned to them by the Board of Directors.

11. Salaries

The salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents, No Officer shall be prevented from receiving any such salary or compensation by reason of the fact that he is also a Director of the Corporation.

12. Surety Bonds

In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, moneys or securities of the Corporation, which may come into his hands.


                           Article V.

             Contracts, Loans, Checks And Deposits

1. Contracts

The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2. Loans

No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3. Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4. Checks and Drafts

All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5. Bonds and Debentures

Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seat of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.


                           Article VI

                         Capital Stock

1. Certificate of Share

The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of its employees, All certificates for shares shall be consecutively numbered or otherwise identified, The name' and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of. the Corporation, All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2. Transfer of Shares

Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of -.the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3. Transfer Agent and Registrar

The Board of Directors of shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4. Lost or Destroyed Certificates

The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5. Consideration for Shares

The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment of shares shall be conclusive.

6. Registered Shareholders

The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact., and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock, The Board of Directors, from time to time, may confer like powers upon any other person or persons.

                          Article VII

                        Indemnification

No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with arty claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be My protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.


                          Article VIII

                             Notice

Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.

                           Article IX

                           Amendments

These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.

                           Article X

                          Fiscal Year

The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.

                           Article XI

                           Dividends

The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.

                          Article XII

                         Corporate Seal

The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation per sample affixed hereto.


Date: August 26, 1988

Barry Somervail Secretary

Exhibit 10.1 Long Form Agreement completing purchase of Voyager assets by the registrant, dated January 5, 1999.


                      ACQUISITION AGREEMENT


     THIS AGREEMENT, is made and entered into on the 5th day of January, 1999, by and between VOYAGER INTERNATIONAL ENTERTAINMENT, INC., a Nevada corporation (hereinafter referred to as "Voyager"), and SIERRA GOLD CORPORATION (the name of which company will be changed to "payforview.com Corp." as of the Effective Date of this Agreement), a Nevada corporation, (hereinafter referred to as "Payforview").


                           WITNESSETH:

     WHEREAS, Voyager has an issued capital of 4,327,131 common shares.

     WHEREAS, Voyager has acquired the right to purchase a film library known as the Blue Lion Investment Trust Feature Film,
Television Program and Animation Library, which consists of approximately 1,450 titles.

     WHEREAS, Payforview has agreed to purchase, and Voyager has agreed to cause the shareholders of Voyager to sell one hundred (100%) percent of the issued and outstanding shares of Voyager (the "Acquisition"), on the terms and conditions herein below set forth; and

     WHEREAS the Acquisition is to be effected pursuant to the applicable provisions of the Nevada General Corporation Law (the "GCL"), with Payforview to be the parent corporation, and Voyager to be a wholly owned subsidiary of the parent after the Acquisition, with both to continue existence under the GCL.

     NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for good and valuable consideration, the receipt and sufficiency of where is hereby acknowledged, the parties hereto agree as follows:


                           ARTICLE I
                        THE ACQUISITION

1.1  The Acquisition

     (a) Voyager hereby agrees to cause the delivery of (100%) of the issued and outstanding shares in its capital (the "Voyager Shares"), to Payforview in exchange for the issuance from treasury of shares of Payforview, on the basis of 0.6 Voyager Shares for each I share of Payforview (the "Payforview Shares").

          The Payforview Shares will be issued in the names of those individuals or entities to be specified by Voyager in the amounts as set forth in Exhibit "A" attached hereto at the time of the Closing, as defined below.

     (b) Upon delivery of the Payforview Shares as described in subparagraph (a) above, Voyager will become a wholly owned subsidiary of Payforview in accordance with the GCL.

     (c) As soon as practicable after satisfaction of or, to the extent permitted hereunder, the waiver of all conditions attaching to the Acquisition, Payforview and Voyager will file the necessary certificates with the Secretary of State of the State of Nevada and make all other filings or recordings required by the GCL in connection with the Acquisition. The closing of the Acquisition (the "Closing") will occur, and the Acquisition will become effective at such time as exchange of Payforview Shares and Voyager Shares has duly taken place (the "Effective Date"). The Closing will take place at the offices of Boughton Peterson Yang Anderson, 2500 -1055 Dunsmuir Street, Vancouver, British Columbia, or at such other place as the parties will mutually agree.

1.2  Conversion of Shares

     (a)  At the Effective Date:

          (i) Each share of capital stock of Payforview, if any, held by Payforview as treasury stock immediately prior to the Effective Date will be cancelled, and no payment will be made with respect thereto.

          (ii) The certificates representing the Payforview Shares, duly registered in the names of the respective shareholders of Voyager, will be delivered thereto and will contain the following legend:

               THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAWS. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO SUCH SHARES, OR AN OPINION OF THE REGISTERED HOLDER'S COUNSEL REASONABLY ACCEPTABLE TO THE ISSUER'S COUNSEL TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

          (iii)The shareholders of Voyager will deliver to Payforview the various certificates, instruments, and documents necessary to accomplish the acquisition of Voyager by Payforview.

          (iv) No fractional shares of Payforview will be issued in the Acquisition. All fractional shares to be issued to individual respective shareholders will be rounded to the nearest whole share.

1.3  Tax-Free Reorganization

The Acquisition is intended to be a share for share exchange within the meaning of the Internal Revenue Code of 1986, as amended (the "IRC").

1.4  Secondary Financing

The parties further acknowledge that they will each use their best efforts and co-operate in the completion of a second stage financing in the amount of $10,000,000, on or before September
30, 1999.

1.5  Commission

It has been agreed between the parties that 500,000 shares of Payforview will be issued in payment of a Commission in respect of the Acquisition, to be held in trust by EAW Enterprises Ltd.


                           ARTICLE 2
                    THE ACQUIRED CORPORATION

2.1  Articles of Incorporation

The Articles of Incorporation of Voyager will remain the Articles of Incorporation of Voyager until amended in accordance with applicable law.

2.2  By-Laws

The By-Laws of Voyager in effect at the Effective Date will be the By-Laws of Voyager until amended in accordance with applicable law.

2.3  Directors and Officers

From and after the Effective Date, until successors are duly elected or appointed in accordance with applicable law, (i) the directors of Voyager at the Effective Date will be the directors of both Voyager and Payforview, and (ii) the officers of Voyager at the Effective Date will be the officers of both Voyager and Payforview.


                           ARTICLE 3
          REPRESENTATIONS AND WARRANTIES OF PAYFORVIEW

Payforview represents and warrants to Voyager that:

3.1  Organization and Existence

Payforview is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Payforview has full corporate power and authority and all governmental licenses, authorizations, consents and approvals to own and lease the properties and assets it now owns and leases and to carry on its business as and where such properties and assets are now owned or leased and such business is now conducted, other than any such licenses, authorizations, consents or approvals which, if not obtained or made, would not have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, capitalizations, financial position, operations, results of operations or prospects of Payforview (a "Material Adverse Effect on Payforview"). Payforview has heretofore made available to Voyager, true, correct and complete copies of the Articles of Incorporation and By-Laws of Payforview, each as amended to the date hereof. Payforview is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the character of the properties and assets now owned or leased by it or the nature of the business is not conducted by it requires it to be so licensed or qualified and in which failure so to qualify could reasonably be expected to have a Material Adverse Effect on Payforview.

Since its incorporation, Payforview has had no Subsidiaries. For the purposes of this Agreement, "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by Payforview. For the purposes hereof, the term "Subsidiary" will mean a subsidiary as defined in Rule 405 under the Securities Act of 1933 (the "Act").


3.2  Capitalization

     (a) The authorized capital stock of Payforview consists of 25,000,000 common shares, par value $0.001 per share, of which 1,250,000 are issued and outstanding, (on a "pre-split" basis).

     (b) All outstanding shares of capital stock of Payforview have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to preemptive rights created by statute, Payforview's Articles of Incorporation or By Laws, or any agreement to which Payforview is a party or by which Payforview may be bound. None of the outstanding securities of Payforview was issued in violation of the Securities Act of 1933, as amended, (the "Securities Act"), or the securities or blue-sky laws of any state or other jurisdiction.

3.3  Authority and Non-contravention

     (a) Payforview has the full corporate power and authority to execute, deliver and perform this Agreement and to consummate the Acquisition, except for confirmation and approval by Payforview's stockholders in connection with the consummation of the Acquisition, all corporate acts and proceedings required to be taken by or on the part of Payforview to authorize Payforview to execute, deliver and perform this Agreement and to consummate the Acquisition have been duly and validly taken. This Agreement constitutes the legal, valid and binding agreement of Payforview enforceable against it in accordance with its terms.

     (b) The execution, delivery and performance by Payforview of this Agreement, and the consummation of the Acquisition by Payforview, require no consent, approval, order or authorization of, action by or in respect of, or registration or filing with, any governmental body, court, agency, official or authority (collectively, "Governmental Body"), other than (i) shareholder approval (ii) the filing of a certificate in accordance with the GCL; and (iii) such other filings or registrations with, or authorizations, consents or approvals of, any Governmental Body, the failure of which to make or obtain would not materially adversely affect the ability of Payforview or Voyager to consummate the Acquisition.

     (c) The execution, delivery and performance by Payforview of this Agreement and consummation by Payforview of the Acquisition do not and will not:

          (i) contravene or conflict with the Articles of Incorporation or By-Laws of Payforview;

          (ii) assuming the requisite approval of Payforview's stockholders of the Acquisition, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Payforview;

          (iii)constitute a default under or give rise to a right of termination, cancellations, acceleration or loss of any material benefit (with or without the giving of notice or lapse of time or both), or require the consent, approval, waiver or other action by any person or entity (a "person"), under any agreement, contract or other instrument binding upon Payforview, or any license, franchise, permit or other similar authorization held by Payforview; or

          (iv) result in the creation or imposition of any lien
               (as defined below) on any material asset of Payforview.

3.4  Certain Interests

Except for Employment/Consulting Agreements entered into between Payforview and each of Nic Meredith, Warren Wayne and Marc Pitcher, there are and have been no contracts, agreements, arrangements or other transactions between Payforview, and any officer, director, or holder of five percent (5%) or more (a "Five Percent Stockholder") of any class of outstanding shares of capital stock of Payforview, or any corporation or other entity controlled by any such officer, director or Five Percent Stockholder's family, or any affiliate of any such officer, director or Five Percent Stockholder.

3.5  Debts

Payforview has no material assets or liabilities other than those, which are part of the Acquisition, and as set forth and made part of this Agreement. There are no additional debts or liabilities, actual or potential, of any nature, including taxes, assessments, contingent liabilities, or choses in action.

3.6  Compliance

Payforview is not in violation of any applicable provisions of any law, regulation, order, judgment or decree of any federal or state court or Governmental Body, the violation of which could reasonably be expected to have a Material Adverse Effect on Payforview.

3.7  Financial Information

Payforview has delivered to Voyager copies of the balance sheet of Payforview as of December 31, 1998 (the "Payforview Balance Sheet") and the related statements of income and changes in stockholder's equity for the twelve (12) month period then ended, as prepared by Payforview (collectively, the "Payforview Financial Statements"). The Payforview Financial Statements fairly represent, in conformity with generally accepted accounting principles consistently applied, the financial position of Payforview as of such date and its results of operations and changes in financial position for the twelve month period then ended.

3.8  Undisclosed Liabilities

Except for (i) liabilities reflected in the Payforview Balance Sheet and (ii) liabilities incurred in the ordinary course of business of Payforview subsequent to December 31, 1998, Payforview has no liabilities or obligations (whether absolute, accrued or contingent) that are of a character which, under generally accepted accounting principles, should be accrued, shown, disclosed or indicated in a balance sheet of Payforview, or are material to the business, financial condition or results of operations of Payforview, and there is no existing condition, situation or set of circumstances which, to the best knowledge of Payforview, could reasonably be expected to result in such a liability or obligation.

3.9  Absence of Certain Changes

Since December 31, 1998, there has not been:

     (a) any change in condition (financial or otherwise) of the properties, assets, liabilities, business or prospects of Payforview which can reasonably be expected to have a Material Adverse Effect on Payforview.

     (b) any redemption, purchase or other acquisition of any shares of the capital stock of Payforview, or any issuance of any shares of capital stock other than a two for one stock split increasing the issued and outstanding shares of Payforview; or

     (c)  any amendment of the Articles of Incorporation or By-
          Laws of Payforview, except such as may be necessary to comply with the terms of this Agreement (complete and correct copies of which have been delivered to Voyager).

3.10  Employee Benefit Plans

There is no "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), which (i) is subject to any provision of ERISA, and (ii) is maintained, administered or contributed to by Payforview or any affiliate (as defined below) and covers any employee or former employee of Payforview or any affiliate or under which Payforview or any affiliate has any material liability. For purposes of this Paragraph, "affiliate" of any person means any other person which is a member of a controlled group of corporations with such person (within the meaning of Section 414(b) of the Code).

3.11 Finder's Fees

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Payforview who might be entitled to any fee or commission from Voyager or any of its affiliates upon consummation of the Acquisition.

3.12 Tax and Other Returns and Reports

     (a) All federal, state, county, local and foreign returns, information returns, statements, reports and declarations (collectively, "Returns") relating to taxes (as defined below) required to be filed by Payforview have been timely filed, or will be timely filed prior to the Effective Date, with the appropriate Governmental Body in all jurisdictions in which such Returns are required to be filed;

     (b) All federal, state, county, local and foreign income, profits, franchise, gross receipts, sales, use, occupation, property, withholding, excise and other taxes, duties, charges or assessments, including interest, penalties and additions thereto (collectively, a "Tax" or "Taxes") of Payforview reflected in the Return have been fully paid or adequately provided for on the books, and financial statements of Payforview in accordance with generally accepted accounting principles at least on a quarterly basis.

     (c) To the best of Payforview's knowledge, no issues have been raised (and are currently pending) by the Internal Revenue Service, or any other taxing authority in connection with any of the Returns referred to in subparagraph (i) above, which, individually or in the aggregate, might have a Material Adverse Effect on Payforview. To Payforview's knowledge, no state of fact exists which constitutes grounds for the assessment of further Tax liability beyond that shown on the Returns described in subparagraph (i) above, or the books and financial statements of Payforview as stated in subparagraph (ii) above.

     (d) All tax obligations of Payforview are accurately reflected in the Financial Statements.

     (e) Payforview is not subject to any penalty by reason of a violation of any order, rule, or regulations of, or a default with respect to any return, report or declaration required to be filed with any federal, state, county, local or foreign or other Governmental Body to which it is subject, which violations or defaults, individually or in the aggregate, would have a Material Adverse Effect on Payforview.

3.13 Products Liability

There is no action, suit, proceeding or, to the knowledge of Payforview, inquiry or investigation pending by or before any court or Governmental Body against Payforview relating to any product alleged to have been sold by Payforview and alleged to have been defective, or improperly designed or manufactured, nor, to the knowledge of Payforview, is there any valid basis for any such action, proceeding or investigation.

3.14 Books and Records

The books of account, minute books, stock record books, and other records of Payforview, all of which have been or will be made available to Voyager, are complete and correct in all material respects, and there are no others. At the Effective Date, all of those books and records of Payforview will be in the possession of Payforview.

3.15 Copies of Documents

Payforview has delivered or made available to Voyager true and correct copies of all documents listed in any Schedule to this Agreement.

3.16 Representations and Warranties

The representations and warranties of Payforview herein, or in any certificate or other writing delivered by Payforview pursuant hereto, or in connection with the Acquisition, do not contain any untrue statement of a material fact, or, taken together, omit to state a material fact necessary in order to make the statements herein and therein not misleading in light of the circumstances in which made.


                           ARTICLE 4
           REPRESENTATIONS AND WARRANTIES OF VOYAGER

4.1  Organization and Existence

     (a) Voyager is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Nevada. Voyager has full corporate power and authority, and all governmental licenses, authorizations, consents and approvals to own and lease the properties and assets it now owns and leases, and to carry on its business as and where such properties and assets it now owns and leases, and to carry on its business as and where such properties and assets are now owned or leased, and such business is now conducted, other than any such licenses, authorizations, consents or approvals which, if not obtained or made, would not have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, capitalization, financial position, operations, results of operations or prospects of Voyager (a Material Adverse Effect on Voyager). Voyager has heretofore made available to Payforview true, correct and complete copies of the Articles of Incorporation and By-Laws, each as amended to the date hereof, of Voyager. Voyager is duly licensed or qualified to do business as a foreign corporation, and is in good standing in all jurisdictions in which the character of the properties and assets now owned or leased by it, or the nature of the business now conducted by it, requires it to be so licensed or qualified, and in which failure so to qualify could reasonably be expected to have a Material Adverse Effect on Voyager.

4.2  Capitalization

     (a) The authorized capital stock of Voyager consists of 10,000,000 common shares, of which, as at the date of this Agreement, 4,327,131 are issued and outstanding.

     (b) All outstanding shares of capital stock of Voyager have been duly authorized and validly issued, and are fully paid and non-assessable, and are not subject to preemptive rights created by statutes, Voyager's Articles of Incorporation or By Laws, or any agreement to which Voyager is a party or by which Voyager may be bound. Except as set forth in this Paragraph, there are outstanding (i) no securities of Voyager convertible into or exchangeable for shares of capital stock or voting securities of Voyager, and (ii) no options or other rights to acquire from Voyager, and no obligations of Voyager to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock of Voyager. None of the outstanding securities of Voyager was issued in violation of the Securities Act, or the securities or blue sky laws of any state or other jurisdiction.

4.3  Authority and Non-contravention

     (a) Voyager has the full corporate power and authority to execute and deliver and perform this Agreement, and to consummate the Acquisition. Except for any required approval by Voyager's stockholders, all corporate acts and proceedings required to be taken by or on the part of Voyager to authorize Voyager to execute, deliver and perform this Agreement, and to consummate the Acquisition, have been duly and validly taken. This Agreement constitutes the legal, valid and binding agreement of Voyager enforceable against it in accordance with its terms.

     (b) The execution, delivery and performance by Voyager of this Agreement and the consummation of the Acquisition by Voyager require no consent, approval, order or authorization of, action by or in respect of, or registration or filing with, any Governmental Body other than (i) the filing of a certificate of merger in accordance with the GCL, and (ii) such other filings or registrations with or authorizations, consents or approvals of, any Governmental Body, the failure of which to make or obtain would not materially adversely affect the ability of Voyager or Payforview to consummate this Acquisition.

     (c) The execution, delivery and performance by Voyager of this Agreement and the consummation of the Acquisition do not and will not:

          (i) contravene or conflict with the Articles of Incorporation or By-Laws of Voyager;

          (ii) assuming compliance with the matters referred to in Paragraph 4.3(b) and assuming the requisite approval of Voyager's stockholders to the Acquisition, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding or applicable to Voyager;

          (iii)constitute a default under or give rise to a right of termination, cancellation, acceleration or loss of any material benefit (with or without the giving of notice or lapse of time or both), or require the consent, approval, waiver or other action by any person, under any agreement, contract or other instrument binding upon Voyager or any license, franchise, permit or other similar authorization held by Voyager; or

          (iv) result in the creation or imposition of any lien on any material asset of Voyager.

4.4  Certain Interests

There are and have been no contracts, agreements, arrangements or other transactions between Voyager, and any officer, director, or Five Percent Stockholder of Voyager, or any corporation or other entity controlled by any such officer, director or Five Percent Stockholder, a member of any such officer, director or Five Percent Stockholder's family, or any affiliate of any such officer, director or Five Percent Stockholder.

4.5  Litigation

There is no action, suit, investigation or proceeding pending or, to the knowledge of Voyager, threatened against or affecting Voyager or any of its properties before any court or arbitrator or any Governmental Body which, if determined or resolved adversely to Voyager, may reasonably be expected to have a Material Adverse Effect on Voyager or that would prevent or hinder the consummation of the Acquisition. Voyager has not been charged by any Governmental Body with a material violation of, or, to the knowledge of Voyager, threatened by any Governmental Body with a charge of a violation of, any federal, state, county or municipal law or regulation, the resolution of which could reasonably be expected to have a Material Adverse Effect on Voyager.

4.6  No Default

Voyager is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, (i) its Articles of Incorporation or By-Laws, (ii) any mortgage, loan agreement, contract, agreement, lease, lease purchase, indenture or evidence of indebtedness for borrowed money or other instrument to which Voyager is a party or by which Voyager or any of the assets of Voyager is bound, or (iii) any judgment, order, decree or injunction of any court, arbitrator or Governmental Body, which default or potential default could reasonably be expected to have a Material Adverse Effect on Voyager.

4.7  Compliance

Voyager is not in violation of any applicable provision of any law, regulation, order, judgment or decree of any federal or state court or Governmental Body, the violation of which could reasonably be expected to have a Material Adverse Effect on Voyager.

4.8  Employees

To the best knowledge of Voyager, no key employee of Voyager is, or is now expected to be, in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement or any other contract or agreement, or any restrictive covenant, or any other common law obligation to a former employer relating to the right of any such employee to be employed by Voyager because of the nature of the business conducted or to be conducted by Voyager, of the use of trade secrets or proprietary information by others, and the employment of the employees of Voyager does not subject Voyager to any material liability to any former employer of any such employee.

4.9  Employee Benefit Plan

There is no "employee benefit plan", as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA; and
(ii) is maintained, administered or contributed to by Voyager or any affiliate (as defined below) and covers any employee or former employee of Voyager or any affiliate, or under which Voyager or any affiliate has any material liability. For purposes of this Paragraph, "affiliate" of any person means any other person which is a member of a controlled group of corporations with such person (within the meaning of Section 414(b) of the IRC)

4.10 Tax and Other Returns and Reports

     (a) All Returns relating to taxes required to be filed have been timely filed, or will be timely filed prior to the Effective Date, with the appropriate Governmental Body in all jurisdictions in which Returns are required to be filed;

     (b) All taxes of Voyager reflected in the Returns have been fully paid or adequately provided for on the books and financial statements of Voyager in accordance with generally accepted accounting principles at least on a quarterly basis;

     (c) To the best of Voyager's knowledge, no issues have been raised (and are currently pending) by the Internal Revenue Service or any other taxing authority in connection with any of the Returns referred to in subparagraph (i) above, which, individually or in the aggregate, might have a Material Adverse Effect on Voyager. To Voyager's knowledge, no state of facts exists which constitutes grounds for the assessment of further Tax liability beyond that shown on the Returns described in subparagraph (i) above on the books and financial statements of Voyager as stated in subparagraph (ii) above.

          Voyager is not subject to any penalty by reason of a violation of any order, rule or regulation of, or a default with respect to any return, report or declaration required to be filed with, any federal, state, county, local or foreign or other Governmental Body to which it is subject, which violations or defaults, individually or in the aggregate, would have a Material Adverse Effect on Voyager.

4.11 Copies of Documents

Voyager has delivered or made available to Payforview true and correct copies of all documents listed in any Schedule to this Agreement, or requested by Payforview.

4.12 Representations and Warranties

The representations and warranties of Voyager herein or in any certificate or other writing delivered by Voyager pursuant hereto or in connection with the Acquisition do not contain any untrue statement of a material fact, or, taken together, omit to state a material fact necessary in order to make the statements herein and therein not misleading in light of the circumstances in which made.

                           ARTICLE 5
              COVENANTS OF VOYAGER AND PAYFORVIEW

The parties hereto agree that:

5.1  Regulatory Approvals

Prior to the Effective Date, each party will execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Body, federal, state, local or foreign, which may be reasonably required, or that the other party may reasonably request, in connection with the consummation of the Acquisition. Each party will use its best efforts to obtain all such authorization, approvals and consents.

5.2  Certain Filings

Payforview and Voyager will cooperate with one another:

     (a) in determining whether any action by or in respect of, or filing with, any Governmental Body is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Acquisition; and

     (b) in seeking any such actions, consents approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking to timely obtain any such actions, consents, approvals or waivers.

5.3  Satisfaction of Conditions Precedent

Payforview and Voyager will use their reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Articles 3 and 4 hereof, as applicable to each of them, and to cause the Acquisition to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the Acquisition.

5.4  Public Announcements

Voyager and Payforview will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the Acquisition and, except as may be required by applicable law or any listing agreement with any Voyager securities exchange, will not issue any such press release or make any such public statement prior to such consultation and without approval of the other.

5.5  Further Assurance

At and after the Effective Date, the officers and directors of Voyager will be authorized to execute and deliver, in the name and on behalf of Voyager or Payforview, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Voyager or Payforview, any other actions and things to vest, perfect or confirm of record or otherwise in either Voyager or Payforview any and all right, title and interest in, to and under any of the rights, properties or assets of Voyager acquired or to be acquired by Payforview as a result of, or in connection with, the Acquisition.


                           ARTICLE 6
                 CONDITIONS 0F THE ACQUISITION

6.1  Conditions to the Obligations of Each Party

The respective obligations of Payforview and Voyager under this Agreement are subject to the satisfaction at or prior to the Effective Date of the following conditions:

     (a) Neither Voyager nor Payforview will be subject to any order, decree or injunction of a court of competent jurisdiction that prohibits or delays any of the transactions contemplated by this Agreement, or that will require any divestiture as a result of such transactions or that will require all or any part of the business of Voyager to be held separate.

     (b) There will not have been any action by any court or Governmental Body rendering the transactions contemplated hereby illegal.

     (c) If necessary to effect the Acquisition, this Agreement will have been duly approved by the stockholders of Voyager and the stockholders of Payforview in accordance with applicable law and the respective Certificates of Incorporation and By-Laws of Voyager and Payforview.

     (d) No order of any court or administrative agency will be in effect which restrains or prohibits the transactions contemplated hereby; no suit, action, investigation, inquiry or proceeding by any Governmental Body or other person will be pending or threatened against either Voyager or Payforview which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby, and no written advice will have been received by Voyager or Payforview or their respective counsel from any Governmental Body, and remain in effect, stating that an action or proceeding will, if the Acquisition is consummated or sought to be consummated, be filed seeking to invalidate or restrain the Acquisition; provided that, in the case of such a proceeding brought or threatened by a person other than a Governmental Body, the condition set forth in this Paragraph 6. 1 (d) will be deemed to have been satisfied if Voyager and Payforview will have been provided with an opinion of counsel satisfactory to them, to the effect that such proceeding is or would be without substantial merit.

     (e) No new United States federal or state legislation or regulation will have been enacted or adopted which, in the judgment of the Board of Directors of either Voyager or Payforview, renders it inadvisable for such party to proceed with the Acquisition, and no United States federal or state authority has proposed to apply any law or regulation to Voyager or Payforview in a manner which, in the judgment of the Board of Directors of Voyager or Payforview, renders it inadvisable for such party to proceed with the Acquisition.

6.2  Conditions to the Obligation of Payforview

The obligation of Payforview to consummate the Acquisition is further subject to the satisfaction on or prior to the Effective
Date of the following further conditions;

     (a) Voyager will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Date.

     (b) The representations and warranties of Voyager contained in this Agreement and in any certificate or other writing delivered by Voyager pursuant hereto will be true and correct in all material respects at and as of the Effective Date as if made at and as of such time.

     (c) Payforview will have received, or be satisfied that it will receive, any material consents, approvals or waivers from third parties required to consummate the Acquisition or made necessary as a result of the Acquisition.

     (d) Payforview will have received all documents it may reasonably request relating to the existence of Voyager and its corporate authority for this Agreement, all in form and substance satisfactory to Payforview.

6.3  Conditions to Obligations of Voyage

The obligations of Voyager to consummate the Acquisition are further subject to the satisfaction on or prior to the Effective
Date of the following further conditions:

     (a) Payforview will have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Date,

     (b) The representations and warranties of Payforview contained in this Agreement and in any certificate or other writing delivered by Payforview pursuant hereto will be true and correct in all material respects at and as of the Effective Date as if made at and as of such time.

     (c) Voyager will have received a certificate signed on behalf of Payforview by an officer of Payforview to the effect set forth in subparagraphs (a) and (b) of this Paragraph.

     (d) Voyager will have received, or be satisfied that it will receive, any material consents, approvals or waivers from third parties required to consummate the Acquisition or made necessary as a result of the Acquisition.

     (e) Voyager will have received all documents it may reasonably request relating to the existence of Payforview and its corporate authority for this Agreement, all in form and substance satisfactory to Voyager.

     (f) Payforview will have delivered to Voyager, and Voyager will have approved all reports and statements required to be filed with the United States Securities and Exchange Commission to bring Payforview current as of the Effective Date.

     (g) Payforview will have completed and filed all federal and state tax returns required as of the Effective
          Date.


                           ARTICLE 7
                          TERMINATION

7.1  Termination

This Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Effective Date
(notwithstanding any approval of this Agreement by the stockholders of Payforview or Voyager):

     (a)  By mutual written consent of Voyager and Payforview;

     (b) By either Voyager and Payforview if there has been a breach of a material representation, warranty, covenant or agreement contained in this Agreement on the part of the other party and such breach has not been promptly cured;

     (c) By either Voyager and Payforview, if the acquisition has not been consummated on or before May 31, 1999, provided that neither party may terminate this Agreement pursuant to this clause if such party's failure to fulfill any of its obligations under this Agreement will have been the reason that the Effective Date will not have occurred on or before said date;

     (d) By either Voyager and Payforview, if there will be any law or regulation that makes consummation of the Acquisition illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining Voyager or Payforview from consummating the Acquisition is entered and such judgment, injunction, order or decree will become final and nonappealable;

7.2  Effect of Termination

If this Agreement is terminated pursuant to Paragraph 7. 1, this Agreement will become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Paragraphs 5.4 and 8.4 will survive the termination hereof.


                           ARTICLE 8
                         MISCELLANEOUS

8.1  Notices

All notices, requests and other communications to any party hereunder will be in writing (including telecopy or similar writing) and will be given,

If to Payforview to:

     Payforview.com Corp.
     (Sierra Gold Corporation)
     Attention:  Marc Pitcher
     President
     300 - 1055 West Hastings Street
     Vancouver, B.C.
     V6E  2E9

     Telecopier No.: (604) 609-6183


If to Voyager, to:

     Voyager International Entertainment Inc.
     Attention:  Nic Meredith
     30O - 1055 West Hastings Street
     Vancouver, B.C.
     V6E  2E9

     Telecopier No.:  (604) 609-6183

With a copy to:

     Andrew Walker
     Boughton Peterson Yang Anderson
     2500 - 1055 Dunsmuir Street
     Vancouver, British Columbia, V7X  IS8

     Telecopier No.:  (604) 683-5317

Or such other address or telecopier number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication will be effective (i) if given by telecopier, when such telecopier is transmitted to the telecopier number specified in this Paragraph and the appropriate confirmation of receipt is received, or (ii) if given by any other means when delivered at the address specified in this Paragraph.

8.2  Survival of Representations and Warranties

The representations and warranties confirmed herein and in any certificate or other writing delivered pursuant hereto will not survive the Effective Date or the termination of this Agreement.

8.3  Amendments: No Waivers

     (a) Any provision of this Agreement may be amended or waived prior to the Effective Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Voyager and Payforview, or in the case of a waiver, by the party against whom the waiver is to be effective, provided that after the adoption of this Agreement by the stockholders of Voyager, no such amendment or waiver will, without the further approval of such stockholders, alter or change
          (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of Voyager;
          (ii) any term of the Articles of Incorporation of the Payforview; or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of Voyager.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by law.

8.4  Expenses: Fees

All costs and expenses incurred in connection with this Agreement will be paid by the party incurring such costs or expenses.

8.5  Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

8.6  Governing Law

This Agreement will be construed in accordance with and governed by the laws of the State of Nevada, without regard to the conflicts of law principles thereof

8.7  Entire Agreement: Counterparts: Effectiveness

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings (including any representations and warranties made by any party), both written and oral, among the parties with respect to the subject matter hereof. This Agreement maybe signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will become effective when each party hereto will have received counterparts hereof signed by all of the other parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the date and year first above written.

                         PAYFORVIEW.COM CORP.
                         (Sierra Gold Corporation)
                          Per:


                         /s/ Marc Pitcher
                         Authorized  Signatory


                         VOYAGER INTERNATIONAL
                         ENTERTAINMENT, INC.

                         Per:


                         /s/ Nic Meredith
                         Authorized Signatory

                           EXHIBIT "A"

                     SHAREHOLDERS OF VOYAGER


Name of Shareholder           No. of Voyager      Payforview.com
                              Shares              Shares

Argel Holdings Ltd.
55 Frederick Street
Nassau
BAHAMAS                       2,000,000           1,200,000

Southampton Genetic Sciences Inc.
55 Frederick Street
Nassau
BAHAMAS                       2,000,000           1,200,000

Al Chisholm
1205, 1150 Burnaby Street
Vancouver, BC  V6E 1P2
CANADA                        6,000               3,600

Harry Meredith
Rosemount, Grange Road
St. Cross, Winchester
Hants S023 9RT
UNITED KINGDOM                1,000               600

Margot Meredith
Rosemount, Grange Road
St. Cross, Winchester
Hants S023 9RT
UNITED KINGDOM                1,000               600

Guy Meredith
Dymoke Barn, Church Lane
Easton, Nr. Winchester
Hants S021 1EH
UNITED KINGDOM                1,000               600

Mark Meredith
214 Loddon Bridge Road
Woodley, Reading
Berks RG5 4BS
UNITED KINGDOM                1,000               600

Lisa Greaves
#3, 1395 West 13th Avenue
Vancouver, BC  V7M 2H1
CANADA                        1,000               600

Michael Trigg
317 North Dollarton Highway
North Vancouver, BC V7G 1M9
CANADA                        1,000               600

Panos Kappos
#6, 1946 West 12th Avenue
Vancouver,BC  V6J 2E9
CANADA                        1,000               600

Joe Dhami
1936 West 12th Avenue
Vancouver,BC  V6J 2E9
CANADA                        1,000               600

Mike Sweatman
4883 8A Avenue
Tsawwassen, BC  V4M 1S8
CANADA                        1,000               600

Jim Newton
404 -110 Cambie Street
Vancouver, BC  V6B 2M8
CANADA                        1,000               600

Brian Tingle
7871 Sunnymede
Richmond, BC  V6Y 1H3
CANADA                        1,000               600

Andrew Phillips
106 Parkgate Place
1281 Parkgate Avenue
North Vancouver, BC  V7H 3A3
CANADA                        1,000               600

James Carruthers
2760 West 19th Avenue
Vancouver, BC  V6L 1E3
CANADA                        1,000               600

Don Osborne
2760 West 19th Avenue
Vancouver, BC  V6L 1E3
CANADA                        1,000               600

Lisa Simard
Unit 2, 5740 Marine Way
RR#2
Sechelt, BC  V0N 2A0
CANADA                        1,000               600

Carolyn Anger
1125 Howe Street, 4th Floor
Vancouver, BC  V6C 2K8
CANADA                        1,000               600

Jay Stevenson
29 - 1656 Adanar Street
Vancouver BC  V5L 2C6
CANADA                        1,000               600

Ron Melnechenko
215 - 237 East 4th Avenue
Vancouver, BC  V5T 4R4
CANADA                        1,000               600

Laurie Roland
RR#1, Westley Site C25
Sechelt, BC  V0N 3A0
CANADA                        1,000               600

Frank Levine
RR#6, S19 C8
Gibsons, BC  V0N 1V0
CANADA                        1,000               600

WT Ventures
55 Frederick Street
Nassau
BAHAMAS                       250,000             150,000

Al Partington
5677 Sundale Place
Surrey, BC  V3S 7M6
CANADA                        10,000              6,000

Ian Keay
3721 197th Street
Langley, BC  V3A 1B2
CANADA                        6,667               4,000

Steve Hynes
The Artists Studios
505 - 1529 West 6th Avenue
West Vancouver, BC  V7J 1R1
CANADA                        12,800              7,680

Renata Verhagan
5 - 2144 Oxford Street
Vancouver, BC  V5L 1E9
CANADA                        7,000               4,200

Sara Stockstad
#2 - 2760 Yale Street
Vancouver, BC  V5K 1C3
CANADA                        5,000               3,000

Shannon Sirch
29 - 2714 Tranquille Road
Kamloops, BC  V2B 7Y2
CANADA                        2,666               1,600

Sheldon & Sherri Romain
6676 Westsyd Road
Kamloops, BC  V2B 8N7
CANADA                        2,666               1,600

Rick Stockstad
16395 94th Avenue
Surrey, BC  V4N 3C7
CANADA                        2,000               1,200

Gary Menard
2500 - 1055 Dunsmuir Street
Vancouver, BC  V7X 1S8
CANADA                        1,000               600

Amanda Klassen
2401 Ord Road
Kamloops, BC  V2B 7V8
CANADA                        666                 400

Victor & Arli Klassen
2401 Ord Road
Kamloops, BC  V2B 7V8
CANADA                        666                 400

EAW Enterprises Ltd., in trust
c/o 2500 - 1055 Dunsmuir Street
Vancouver, BC  V7X 1S8
CANADA                                            500,000

                              -------------       -------------
TOTAL TO BE ISSUED            4,327,131           3,096,280



Exhibit 10.2   Marc Pitcher Employment Contract, dated
               January 3, 1999


January 4, 1999

Attention:  Marc Pitcher
305 - 1188 Richards St.
Vancouver, BC V6B 3E6
Tel: 604-834-0067 (cell)

RE:  PRESIDENT SERVICE AGREEMENT

The following, when signed by you, will confirm the agreement reached between Marc Pitcher. ("Executive") and PayForView.com
Inc. ("Company") upon the following terms:

1. Executive will provide services as President of Company and as a Director beginning January 3,.

Duties
2.   Executive shall during his employment under this agreement:
     Perform the duties and exercise the powers which the board of directors of Company (the "Board") may from time to time properly assign to him in connection with the business of Company and its subsidiaries;
     (a) In the absence of any specific directions from the Board (but subject always to the memorandum and articles of Company) have the general control and responsibility for the management of the business of Company;
     (b) Do all in his power to promote, develop and extend the business of Company and its subsidiaries and at all times and in all respects confirm to and comply with the proper and reasonable directions and regulations of the Board (the "Services").

3. Executive shall carry out his duties and exercise his powers jointly with any other managing or executive directors or officers appointed by the Board to act jointly with him.

Place of Work
4. Executive shall work in any place which the Board may require for the proper performance of the Services and he may be required to travel on the business of Company anywhere within the world.

5. If Company requires Executive to work permanently at a place which necessitates a move from his present address, Company will reimburse Executive for all removal expenses directly and reasonably incurred as a result of the move.

Office of Director
6. During his employment under this agreement Executive shall not:
     (a)  Resign as a director of Company
     (b) Do or refrain from doing any act whereby his office as a director of Company is or becomes liable to be vacated; or
     (c) Do anything that would cause him to be disqualified from continuing to act as a director.

Remuneration
7.   Company shall pay Executive a gross annual salary of US
     $60,000.00, which includes director fees and is payable monthly.

8. Company shall pay Executive a monthly automobile allowance of $500 on the first day of each month of employment.

9. Company will arrange for the issuance to Executive, or his nominee, for the granting to Executive of 150,000 options to purchase one share of the common stock of Company each at an exercise price of US$1 per share which may be exercised before January 3, 2000.

10.  Upon receipt by company of initial financing of at least
     $2,000,000 up to $10,000,000 from a source not introduced by an outside third party, Company shall pay Executive a bonus of $20,000.

11.  Upon receipt by company of secondary financing of at least
     $10,000,001 up to $50,000,000 from a source not introduced by an outside third party, Company shall pay Executive a bonus of $50,000.

12.  The Board shall review Executive remuneration once per year.


Expenses
13. Company shall reimburse Executive for all expenses properly incurred in the promotion of and in the carrying out of the Services.

Holidays
14. Executive shall be entitled to six weeks holiday in each year to be taken at a time or times convenient to Company.


Time and attention
15. During the continuance of his employment under this agreement Executive shall, unless prevented by incapacity, devote his whole time and attention to the business of Company and shall not without the prior written consent of the Board engage in any other business or be concerned or interested in any other business of a similar nature to or competitive with that carried on by Company or its subsidiaries.

Trade Secrets
14. Executive acknowledges that in the course of employment with Company, Executive will acquire and be exposed to information about certain matters which are confidential to Company and not known to the public or to competitors (the "Confidential Materials and Information"), and which Confidential Materials and Information are the exclusive property of Company and includes:
     (a) confidential methods of operation, which includes all information relating to Company's unique marketing programs, unique products, unique methods, unique service systems, unique security information and systems, and trade secrets;
     (b) all of Company's manuals of operation, including, without limitation, the corporate business plan;
     (c) all information regarding Company's existing customers and clients, including customer lists, contracts, prices, invoices, computer printouts and other similar information;
     (d) all information concerning Company's potential customers and clients, including mailing lists, prospect cards, and other similar information;
     (e) any information about internet and entertainment business that is not known to the public or competitors, or any other information which gives Company an opportunity to obtain an advantage over competitors who do not know of such information;
     (f) financial information, including Company's costs, sales, income, profits and other similar information;
     (g) business opportunities, including all ventures considered by Company, whether or not such ventures are pursued;
     (h) personnel information, including the names of employees and applicable remuneration and benefit policies, and
     (i) computer programs and procedures relating to Company's business, including related data input procedures or techniques, and similar information.

15. Executive acknowledges that the Confidential Materials and Information could be used to the detriment of Company. Accordingly, throughout the time of Executive's employment with Company, Executive undertakes not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is necessary by Executive to properly discharge his duties of employment under this agreement. Further, after the termination of Executive's employment with Company, regardless of how that termination should occur, Executive undertakes, without time limitation, not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is made with the prior written permission of an Officer of Company.

16. Executive understands and agrees that the restrictions and covenants contained in paragraphs 14 - 15 constitute a material inducement to Company to enter into this agreement and to employ Executive, and that Company would not enter into this agreement absent such inducement. Executive agrees that the restrictions and covenants contained in this paragraphs 14 - 15 shall be construed independent of any other provision of this agreement, and the existence of any claim or cause of action by Executive against Company, whether predicated under this agreement or otherwise, shall not constitute a defense to the enforcement by Company of the said restrictions and covenants contained in paragraphs 14 - 15.

Termination
23. If during his employment under this agreement, Executive shall cease to be a director of Company (other than by reason of his resignation or disqualification pursuant to the articles of Company or by statue or court order) his employment shall continue as if it had been in the office of President of Company and the terms of this agreement (other than those relating to the holding of office of director) shall continue in full force and effect and Executive shall have no claims against Company in for such cessation


24. Executive's employment under this agreement may be terminated by either party giving to the other 8 months notice in writing. In the event termination is by Company, Executive may, at his sole option, take cash equivalent to the 8 month notice period .

Address for Notices
25. Any notices required or permitted to be given hereunder shall be effectively given in person by letter addressed:

     To Company at:
          PayForView.com Inc.
          c/o Chris Dieterich & Associates
          Attention Chris Dieterich
          11300 West Olympic Blvd
          Suite 800
          Los Angeles, CA
          90064

     To Executive at:
          Marc Pitcher
          305 - 1188 Richards Street
          Vancouver, BC V6B 3E6

     and mailed by registered mail, postage prepaid, or delivered to such address and, if mailed as aforesaid, any such notice shall be deemed to have been given on the second business day following that on which the letter containing the notice is posted. Any party to this Agreement may change its address from time to time by notice given in accordance with the foregoing.

28. Any clause or provision of any paragraph that may be found unenforceable shall be considered to be severable from the rest of this agreement, and the remainder of this agreement shall continue in full force and effect in accordance with the terms of this agreement.

By signing below, the parties agree to the above terms and conditions:


PAYFORVIEW.COM INC.



______________________        ______________________
By:                           By:  Marc Pitcher

Exhibit 10.3   Nic Meredith Employment Contract, dated
               January 3, 1999



January 4, 1999

Attention:  Nic Meredith
Suite 203 - 7230 Aderra Street
Vancouver, BC
V6P 5C4

RE:  EMPLOYMENT AGREEMENT

The following, when signed by you, will confirm the agreement reached between Nic Meredith. ("Executive") and PayForView.com
Inc. ("Company") upon the following terms:

1. Executive will provide services as Vice President, Acquisitions and Licensing and as a Director beginning
     January 3.

Duties
2.   Executive shall during his employment under this agreement:
     (a) Perform the duties and exercise the powers which the board of directors of Company (the "Board")or the President may from time to time properly assign to him in connection with the business of Company and its subsidiaries;
     (b) Do all in his power to promote, develop and extend the business of Company and its subsidiaries and at all times and in all respects confirm to and comply with the proper and reasonable directions and regulations of the Board (the "Services").

3. Executive shall carry out his duties and exercise his powers jointly with any other managing or executive directors or officers appointed by the Board to act jointly with him.

Place of Work
4. Executive shall work in any place which the Board may require for the proper performance of the Services and he may be required to travel on the business of Company anywhere within the world.

5. If Company requires Executive to work permanently at a place which necessitates a move from his present address, Company will reimburse Executive for all removal expenses directly and reasonably incurred as a result of the move.

Office of Director
6. During his employment under this agreement Executive shall not:
     (a)  Resign as a director of Company;
     (b) Do or refrain from doing any act whereby his office as a director of Company is or becomes liable to be vacated; or
     (c) Do anything that would cause him to be disqualified from continuing to act as a director.

Remuneration and Bonuses
7. Company shall pay Executive a gross annual salary of US$60,000.00, which includes director fees and is payable monthly.

8. Company shall pay Executive a monthly automobile allowance of $500 on the first day of each month of employment.

9. Company will arrange for the issuance to Executive, or his nominee, for the granting to Executive of 250,000 options to purchase one share of the common stock of Company each at an exercise price of US$1 per share, which may be exercised before January 3, 2000.

10.  Upon receipt by company of initial financing of at least
     $2,000,000 up to $10,000,000 from a source not introduced by an outside third party, Company shall pay Executive a bonus of $20,000.

11.  Upon receipt by company of secondary financing of at least
     $10,000,001 up to $50,000,000 from a source not introduced by an ouside third party, Company shall pay Executive a bonus of $50,000.

12.  The Board shall review Executive remuneration once per year.

Expenses
13. Company shall reimburse Executive for all expenses properly incurred in the promotion of and in the carrying out of the Services.

Holidays
14. Executive shall be entitled to six weeks holiday in each year to be taken at a time or times convenient to Company.

Trade Secrets
12. Executive acknowledges that in the course of employment with Company, Executive will acquire and be exposed to information about certain matters which are confidential to Company and not known to the public or to competitors (the "Confidential Materials and Information"), and which Confidential Materials and Information are the exclusive property of Company and includes:
     (a) confidential methods of operation, which includes all information relating to Company's unique marketing programs, unique products, unique methods, unique service systems, unique security information and systems, and trade secrets;
     (b) all of Company's manuals of operation, including, without limitation, the corporate business plan;
     (c) all information regarding Company's existing customers and clients, including customer lists, contracts, prices, invoices, computer printouts and other similar information;
     (d) all information concerning Company's potential customers and clients, including mailing lists, prospect cards, and other similar information;
     (e) any information about internet and entertainment business that is not known to the public or competitors, or any other information which gives Company an opportunity to obtain an advantage over competitors who do not know of such information;
     (f) financial information, including Company's costs, sales, income, profits and other similar information;
     (g) business opportunities, including all ventures considered by Company, whether or not such ventures are pursued;
     (h) personnel information, including the names of employees and applicable remuneration and benefit policies, and
     (i) computer programs and procedures relating to Company's business, including related data input procedures or techniques, and similar information.

15. Executive acknowledges that the Confidential Materials and Information could be used to the detriment of Company. Accordingly, throughout the time of Executive's employment with Company, Executive undertakes not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is necessary by Executive to properly discharge his duties of employment under this agreement. Further, after the termination of Executive's employment with Company, regardless of how that termination should occur, Executive undertakes, without time limitation, not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is made with the prior written permission of an Officer of Company.

16. Executive agrees and acknowledges that the foregoing time and geographic limitations in preceding paragraphs are reasonable and properly required for the adequate protection of the exclusive property and business of Company, and in the event that any such time or geographic limitations found to be unreasonable by a court, then Executive agrees to be bound to such reduced time or geographic limitation as said court deems to be reasonable.

17. Executive acknowledges, agrees and understands that, without prejudice to any and all remedies available to Company an injunction is the only effective remedy for any breach of Executive's covenants under paragraphs 12 - 15 and that Company would suffer irreparable harm and injury in the event of any such breach. Accordingly, Executive hereby agrees that Company may apply for and have injunctive relief, including an interim or interlocutory injunction ,in any court of competent jurisdiction, to enforce any of the provisions of paragraphs 12 - 15 upon the breach or threatened breach thereof. Executive further agrees that Company may apply for and is entitles to said injunctive relief without having to prove damages, and is entitled to all costs and expenses, including reasonable legal cost.

18. Executive understands and agrees that the restrictions and covenants contained in paragraphs 13 - 16 constitute a material inducement to Company to enter into this agreement and to employ Executive, and that Company would not enter into this agreement absent such inducement. Executive agrees that the restrictions and covenants contained in this paragraphs 13 - 16 shall be construed independent of any other provision of this agreement, and the existence of any claim or cause of action by Executive against Company, whether predicated under this agreement or otherwise, shall not constitute a defense to the enforcement by Company of the said restrictions and covenants contained in paragraphs 13 - 16.

Termination
23. If during his employment under this agreement, Executive shall cease to be a director of Company (other than by reason of his resignation or disqualification pursuant to the articles of Company or by statue or court order) his employment shall continue as if it had been in the office of President of Company and the terms of this agreement (other than those relating to the holding of office of director) shall continue in full force and effect and Executive shall have no claims against Company in for such cessation.

24. Executive's employment under this agreement may be terminated by either party giving to the other 8 months notice in writing. In the event of termination by Company, Executive may, at his sole option, take cash equivelent to 8 month notice period.

Address for Notices
25. Any notices required or permitted to be given hereunder shall be effectively given in person by letter addressed:

     To Company at:
          PayForView.com Inc.
          c/o Boughton, Peterson, Yang, Anderson
          Attention Andrew Walker
          2500 - Four Bentall Centre
          1055 Dunsmuir Street
          P.O. Box 49290
          Vancouver, BC V7X 1S8

     To Executive at:
          Attention: :  Nic Meredith
          Suite 203 - 7230 Aderra Street
          Vancouver, BC
          V6P 5C4

     and mailed by registered mail, postage prepaid, or delivered to such address and, if mailed as aforesaid, any such notice shall be deemed to have been given on the second business day following that on which the letter containing the notice is posted. Any party to this Agreement may change its address from time to time by notice given in accordance with the foregoing.

28. Any clause or provision of any part of this agreement that may be found unenforceable shall be considered to be severable from the rest of this agreement, and the remainder of this agreement shall continue in full force and effect in accordance with the terms of this agreement.

By signing below, the parties agree to the above terms and conditions:


PAYFORVIEW.COM INC.



______________________        ______________________
By:                           By:  Nic Meredith

Exhibit 10.4   Warren Wayne Employment Contract, dated
               January 3, 1999


January 4, 1999

Attention:  Warren Wayne
Suite 502 - 1529 West 6th
Vancouver, BC

RE:  EMPLOYMENT AGREEMENT

The following, when signed by you, will confirm the agreement reached between Warren Wayne. ("Executive") and PayForView.com
Inc. ("Company") upon the following terms:

1. Executive will provide services as Vice President, Acquisitions and Licensing and as a Director beginning
     January 3.

Duties
2.   Executive shall during his employment under this agreement:
     (a) Perform the duties and exercise the powers which the board of directors of Company (the "Board")or the President may from time to time properly assign to him in connection with the business of Company and its subsidiaries;
     (b) Do all in his power to promote, develop and extend the business of Company and its subsidiaries and at all times and in all respects confirm to and comply with the proper and reasonable directions and regulations of the Board (the "Services").

3. Executive shall carry out his duties and exercise his powers jointly with any other managing or executive directors or officers appointed by the Board to act jointly with him and the Board may at any time for a period not more than 6 months require Executive to cease performing the Services.

Place of Work
4. Executive shall work in any place which the Board may require for the proper performance of the Services and he may be required to travel on the business of Company anywhere within the world.

5. If Company requires Executive to work permanently at a place which necessitates a move from his present address, Company will reimburse Executive for all removal expenses directly and reasonably incurred as a result of the move.

Office of Director
6. During his employment under this agreement Executive shall not:
     (a)  Resign as a director of Company;
     (b) Do or refrain from doing any act whereby his office as a director of Company is or becomes liable to be vacated; or
     (c) Do anything that would cause him to be disqualified from continuing to act as a director.

Remuneration and Bonuses
7. Company shall pay Executive a gross annual salary of US$60,000.00, which includes director fees and is payable monthly.

8. Company shall pay Executive a monthly automobile allowance of $500 on the first day of each month of employment.

9. Company will arrange for the issuance to Executive, or his nominee, for the granting to Executive of 250,000 options to purchase one share of the common stock of Company each at an exercise price of US$1 per share which may be exercised before January 3, 2000.

10.  Upon receipt by company of initial financing of at least
     $2,000,000 up to $10,000,000 from a source not introduced by an outside third party, Company shall pay Executive a bonus of $20,000.

11.  Upon receipt by company of secondary financing of at least
     $10,000,001 up to $50,000,000 from a source not introduced by an outside third party, Company shall pay Executive a bonus of $50,000.

12.  The Board shall review Executive remuneration once per year.


Expenses
13. Company shall reimburse Executive for all expenses properly incurred in the promotion of and in the carrying out of the Services.

Holidays
14. Executive shall be entitled to six weeks holiday in each year to be taken at a time or times convenient to Company.

Trade Secrets
15. Executive acknowledges that in the course of employment with Company, Executive will acquire and be exposed to information about certain matters which are confidential to Company and not known to the public or to competitors (the "Confidential Materials and Information"), and which Confidential Materials and Information are the exclusive property of Company and includes:
     (a) confidential methods of operation, which includes all information relating to Company's unique marketing programs, unique products, unique methods, unique service systems, unique security information and systems, and trade secrets;
     (b) all of Company's manuals of operation, including, without limitation, the corporate business plan;
     (c) all information regarding Company's existing customers and clients, including customer lists, contracts, prices, invoices, computer printouts and other similar information;
     (d) all information concerning Company's potential customers and clients, including mailing lists, prospect cards, and other similar information;
     (e) any information about internet and entertainment business that is not known to the public or competitors, or any other information which gives Company an opportunity to obtain an advantage over competitors who do not know of such information;
     (f) financial information, including Company's costs, sales, income, profits and other similar information;
     (g) business opportunities, including all ventures considered by Company, whether or not such ventures are pursued;
     (h) personnel information, including the names of employees and applicable remuneration and benefit policies, and
     (i) computer programs and procedures relating to Company's business, including related data input procedures or techniques, and similar information.

16. Executive acknowledges that the Confidential Materials and Information could be used to the detriment of Company. Accordingly, throughout the time of Executive's employment with Company, Executive undertakes not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is necessary by Executive to properly discharge his duties of employment under this agreement. Further, after the termination of Executive's employment with Company, regardless of how that termination should occur, Executive undertakes, without time limitation, not to disclose to any third party and to treat in strict confidence all Confidential Materials and Information, except where disclosure is made with the prior written permission of an Officer of Company.

Non-Competition
17. Executive acknowledges that by reason of employment with Company, he will develop a close working relationship with Company's customers and clients, gain a knowledge of Company's methods of operation, and acquire and be exposed to Confidential Materials and Information, all of which would cause irreparable harm and injury to Company if made available to a competitor or if used for competitive purposes. Accordingly, Company therefore agrees that:
     a) For a period of three years following the termination of Executive's employment with Company, regardless of how that termination should occur, Executive will not directly or indirectly solicit business from any client or customer or potential client or customer of Company which was serviced or solicited by Company during Executive's employment with Company within North America;
     b) For a period of three years following the termination of Executive's employment with Company, regardless of how that termination should occur, Executive will not involve or engage himself as an employee, partner, joint venturer, principal, consultant, agent or shareholder with any person, firm, association, organization, syndicate, company or corporation engaged in business that is competitive with Company within North America;
     c) For the purposes of added certainty, the word "business" in this paragraph and the phrase "business activity that is competitive with Company" in this paragraph mean the business of broadcasting entertainment over the Internet; and
     d) During Executive's employment with Company and for a period of three years following the termination of said employment regardless of how that termination should occur, Executive will not hire or take away or cause to be hired or taken away any employee of Company or any former Employee of Company who was employed by Company during the three years preceding said termination.

18. Executive agrees and acknowledges that the foregoing time and geographic limitations in preceding paragraphs are reasonable and properly required for the adequate protection of the exclusive property and business of Company, and in the event that any such time or geographic limitations found to be unreasonable by a court, then Executive agrees to be bound to such reduced time or geographic limitation as said court deems to be reasonable.

19. Executive acknowledges, agrees and understands that, without prejudice to any and all remedies available to Company an injunction is the only effective remedy for any breach of Executive's covenants under paragraphs 15 - 17 and that Company would suffer irreparable harm and injury in the event of any such breach. Accordingly, Executive hereby agrees that Company may apply for and have injunctive relief, including an interim or interlocutory injunction ,in any court of competent jurisdiction, to enforce any of the provisions of paragraphs 13 - 15 upon the breach or threatened breach thereof. Executive further agrees that Company may apply for and is entitles to said injunctive relief without having to prove damages, and is entitled to all costs and expenses, including reasonable legal cost.

20. Because of the nature of Company's business, which involves a great deal of repeat business which, once lost, tends to be lost forever, the parties agree that any damages due to a breach of paragraphs 15 - 17 shall be calculated on the basis of all amounts received by Company from the client or customer during the two years that the client or customer and Company did business. The parties further agree that this amount shall be a pre-estimate of damages and is not a penalty clause.

21. Executive understands and agrees that the restrictions and covenants contained in paragraphs 15 - 17 constitute a material inducement to Company to enter into this agreement and to employ Executive, and that Company would not enter into this agreement absent such inducement. Executive agrees that the restrictions and covenants contained in this paragraphs 15 - 17 shall be construed independent of any other provision of this agreement, and the existence of any claim or cause of action by Executive against Company, whether predicated under this agreement or otherwise, shall not constitute a defense to the enforcement by Company of the said restrictions and covenants contained in paragraphs 15 - 17.

Termination
22. If during his employment under this agreement, Executive shall cease to be a director of Company (other than by reason of his resignation or disqualification pursuant to the articles of Company or by statue or court order) his employment shall continue as if it had been in the office of President of Company and the terms of this agreement (other than those relating to the holding of office of director) shall continue in full force and effect and Executive shall have no claims against Company in for such cessation.

23.  Company may terminate Executive without notice for cause.

24. Executive's employment under this agreement may be terminated by either party giving to the other 8 months notice in writing.

Address for Notices
25. Any notices required or permitted to be given hereunder shall be effectively given in person by letter addressed:

     To Company at:
          PayForView.com Inc.
          c/o Boughton, Peterson, Yang, Anderson
          Attention Andrew Walker
          2500 - Four Bentall Centre
          1055 Dunsmuir Street
          P.O. Box 49290
          Vancouver, BC V7X 1S8

     To Executive at:
          Attention:  Warren Wayne
          Suite 502 - 1529 West 6th
          Vancouver, BC

     and mailed by registered mail, postage prepaid, or delivered to such address and, if mailed as aforesaid, any such notice shall be deemed to have been given on the second business day following that on which the letter containing the notice is posted. Any party to this Agreement may change its address from time to time by notice given in accordance with the foregoing.

26. Any clause or provision of any part of this agreement that may be found unenforceable shall be considered to be severable from the rest of this agreement, and the remainder of this agreement shall continue in full force and effect in accordance with the terms of this agreement.

By signing below, the parties agree to the above terms and conditions:

PAYFORVIEW.COM INC.



______________________        ______________________
By:                           By:  Warren Wayne

Exhibit 10.5   Fraser Barnes Employment Contract, dated
               April 27, 1999


April 27th, 1999

Mr. Fraser Barnes
VP Marketing
PayForView.Com
300 1055 West Hastings Street
Vancouver, BC, V6E 2E9

Dear Fraser

Re: Employment Review, Contract Employment, and PayForView.Com

Attached is [a] copy of your employment review covering your first three months with PayForView.Com. If you have any questions or comments regarding the review, please let us know.

On behalf of the Board of Directors of the Company, I wish to convey how very pleased we are with your performance to date. You have consistently applied yourself to the duties at hand, and have adapted well to the demands of a fast paced and ever changing corporate environment. We are pleased to make you the following offer for continued employment with PayForView.Com:

1. Position:             Vice President, Marketing;

2. Employment Term:      Permanent, with no fixed term, subject
                         to quarterly review, performance and
                         business environment.  Termination with
                         three months notice or cash equivalent,
                         at the company's option.

3. Salary:               $55,000.00 U.S. per annum, payable on
                         the 15th and 30th day of each month,
                         beginning May 1, 1999 with taxes and
                         other required deductions the
                         responsibility of employee until other
                         payroll and accounting arrangements are
                         made by the company. Bonus structure to be set in six months time with goal to raise annual remuneration to be in excess of $100,000.00 USD.

4. Fringe:               Corporate credit card and expense
                         account, subject to reasonable
                         restrictions and budget requirements and
                         C$350.00 when in Canada, US$350.00
                         otherwise monthly automobile allowance
                         to start in same month as senior
                         management's does.  (To be determined)

5. Stock Options:        25,000 exercisable at 15% below market
                         price on the day of the signing of this
                         agreement, restricted for one year from
                         the signing of this agreement and
                         subject to completion of one full year
                         of continued employment;

6. Benefits:             Full health, dental, vision, etc. to be
                         consistent with plans to be issued to
                         senior management and directors;

7. Place Of Work:        Vancouver, until move to Los Angeles or
                         where required and possible.

8. Subjects:             The above is subject to the successful
                         completion and receipt of Bridge
                         Financing by PayForView.Com in May 1999, and a long form contract to be executed by the parties prior to May 30, 1999.

We hope the above meets with your approval. We look forward to continuing to work with you.

Sincerely,
PayForView.Com           Terms Accepted:_____________________
Per:



Marc A. Pitcher               Date:__________________________
President

Exhibit 10.6   Office Lease for Guinness Business Center, dated
               January 15, 1999


                     OFFICE RENTAL AGREEMENT


BETWEEN:  GUINNESS BUSINESS CENTRE
          Suite 300 Guinness Tower
          1055 West Hastings Street
          Vancouver, B.C. V6E 2E9
          (hereinafter referred to as "Landlord")

AND:      payforview.com
          300-1055 West Hastings Street
          Vancouver, B.C.  V6E 2E9
          (hereinafter referred to as "Client")

In reference to the Office Rental Agreement signed on January 15,
1999, the parties agree that the following Agreement supercedes the aforementioned document as follows:

1.   The Client agrees to rent from the Landlord office numbers
     41, 42, & 49 located in the Guinness Tower, 3rd Floor at
     1055 West Hastings Street, Vancouver, B.C.

2. The term of this agreement shall be 6 months, commencing on August 1st, 1999 and terminating on January 31st, 2000. At the end of this term, the rates will be reviewed, and if another similar rental term is desired, a new Agreement will be prepared with a guarantee of no more than a 4% increase in rental rates.

3. If the Client does not wish to continue renting the offices beyond the Rental term, then the Client agrees to give at least one clear calendar month's written notice of intent to vacate the space. Upon termination of this Agreement, rates will be reviewed and leasing will be on a month-to-month basis, in which case the Client agrees to give at least one clear calendar month's notice of intention to vacate the offices, or to pay one month's rent in lieu of proper notice.

4. The Client agrees to pay the Landlord, without any set-off, compensation or deduction whatsoever, a monthly rent and fees as follows:
     5.1 monthly rent in advance of $3300.00 per month throughout the rental term plus 7% GST applicable.
     5.2 charges (plus applicable taxes) for fixed-cost services for the current month, plus charges for services supplied in the previous month.
     which sum shall be due and payable on the first day of each month. Arrear rent shall attract interest at a rate of 2% per month.

5. The Client agrees that non payment of rent or invoiced services for whatever reason shall be cause for immediate termination if the rent remains outstanding for more than five (5) calendar days from the date on which the rent was due.

6. The Landlord agrees to increase the Security Deposit being held by the Landlord to $3300.00 (additional $460.00 required) to be applied to any charges owing by the Client at the end of the term; the deposit less any charges will be refunded at the end of the term.

7. The Landlord will supply the Client with Building/Elevator Security Access cards at a cost of $25.00 per card. All office and furniture keys supplied to the Client must be surrendered at the end of the term; otherwise a replacement charge will be levied by the Landlord.

8. During the notice period to vacate, the Landlord has the right to enter the suite for purposes of showing the suite to prospective Clients at reasonable times.

9. The Client shall use the suite for the purpose of a general office and for no other purpose without the prior written consent of the Landlord.

10. In the event of a labour dispute involving the Client, the Landlord reserves the right to terminate this agreement immediately should the said dispute interfere with the normal operations of the Business Centre.

11. In exchange for the monthly rent, based on a single occupant per office, the Client shall be entitled to utilize all the amenities and services of the Business Centre as per the attached schedule. If a second occupant is approved by the Landlord for the office, a charge of $95.00/mo will be levied and will entitle the 2nd occupant to utilize the said amenities and services. (For this Client, reduced 2nd person charges are as outlined in proposals dated 1/6/99 & 6/15/99.)

12. The serviced hours of business shall be from 8:30 am to 5:00 pm Monday to Friday, holidays excepted. Clients issued with bona fide security pass cards may access the premises 24-hours per day if required, with the understanding that the HVAC system may be on "minimum" during late non-business hours. In rare cases, the building may be closed at the owner's discretion for maintenance procedures.

13. The Landlord shall arrange for all permitted installations, alterations and connections in the suite, which costs shall be paid for by the Client. Pictures may be hung using approved hardware. No signs shall be posted on Client's doors, windows or sidelights.

14. The Landlord reserves the right to set out reasonable rules and regulations for the efficient operation of the Business
     Centre. Failure to comply could result in termination of the rental agreement by the Landlord.

15. The Client acknowledges that the premises are in good condition and undertakes to maintain them in good condition.
     The Client shall be responsible for any damages to the office, furniture or premises.

16. The Client shall be responsible for insuring the personal contents in the suite if they so choose. The Landlord shall not be responsible for any damage to the premises of the client nor for the loss or damage to any property of the client by theft or otherwise.

17. The Client agrees to conduct business or activity in a manner that will not be deemed a nuisance or annoyance to other persons occupying offices in the Business Centre.

18.  The Client may not assign or sublet the suite.


Signed in Vancouver on _________________________, 1999.


PAYFORVIEW.COM                     GUINNESS BUSINESS CENTRE

____________________________       ____________________________

____________________________       ____________________________
Print Name                         Print Name

Exhibit 10.7   Bacchus Entertainment Letter of Intent, dated
               January 29, 1999


                [BACCHUS ENTERTAINMENT LETTERHEAD]


Friday, January 29, 1999

Attention- Warren Wayne
Payforview.com
404 - 110 Cambie St.,
Vancouver, BC  V6B 2M8
Tel: 688-6306 Fax- 688-9519

Re: Letter of Intent for merger, distribution and acquisitions

Dear Sirs/Mesdames,

The following, when signed by you, Payforview.com ("Pay") will constitute a letter of intent to enter into an agreement with Blackstone Media Arts Ltd. dba Bacchus Entertainment ("Bacchus") regarding distribution and acquisition of intellectual property rights and the purchase by Pay of Bacchus shares on the following proposed terms and conditions:

Purchase of Bacchus Stock by Pay

1. Bacchus is a television distribution company which is in the business of financing, acquiring, producing and distributing product for the broadcast industry.

2. Pay intends to acquire 40% of the outstanding and issued shares of Bacchus for a price to be determined by assessing the value of Bacchus in exchange for restricted trading shares of Pay;

3. Pay will provide Bacchus with a shareholder loan of approximately $250,000 over a period of one year to provide Bacchus with working capital to meet its projected expenses for a period of one year (including salary for Penny Green). Details of what the capital is needed for will be provided by Bacchus;

4. Pay will provide Bacchus with $10,000 to meet its immediate cash flow requirements, to be paid as follows:
         A) $3,000 by February 1, 1999;
         B) $2,000 by February 9, 1999; and
         C) $5,000 by February 20, 1999.
     The $10,000 will be considered in assessing the amount of restricted shares to be paid to Bacchus by Pay for acquisition of Bacchus stock. If an agreement consisting of the terms outlined in this letter of intent is not reached between Bacchus and Pay by March 29, 1999, Bacchus Will immediately refund the $ 10,000 to Pay;

5. Pay will have full audit rights to Bacchus and Bacchus shall provide Pay with full business plans and accounting information and other information on an ongoing basis as required by Bacchus, both before and after the acquisition of Bacchus stock;


Exclusive Distribution Rights

6. Bacchus will continue to act as the exclusive distributor for all rights (except Internet broadcast rights) to all of the film, television and video product that is owned by Pay, under the same terms as set out in the agreement dated November, 1998 between Voyager and Bacchus for distribution of the Columbia/Coca Cola library;

Acquisition of Internet Rights

7. Bacchus shall acquire Internet broadcast rights to films and television product, live entertainment and sports for Pay under the. following terms and conditions:.

    a) Bacchus shall acquire the Internet broadcast rights in its own name and license those rights exclusively to Pay;

    b) Unless otherwise negotiated on a particular project, Pay shall pay Bacchus $0.50 for each viewing made by a viewer (based on a pay per view cost of $1.50 or a monthly cable cost of $10.00 per individual) for each movie or other title that is made available for viewing on the Internet by Pay by licensing agreement with Bacchus;

    c)    Payments shall be monthly; and

    d) Pay shall keep a record of hits and views of each movie or other title, and Bacchus shall have access to these records all of the time;

    e) Bacchus shall arrange for a pass for Warren Wayne to attend the American Film Market in Los Angeles from
          February 25, 1999 to March 5, 1999 (a value of $1500);

    f) Bacchus has entered into a verbal agreement to acquire the Internet rights from Westar Entertainment, Inc. for the following pictures: "The Process", "Double Cross" and "Beretta's Island", and shall provide Pay with a license and materials for broadcasting these films as soon as possible;

    g) Where it owns the Internet broadcast rights, and where doing so will not conflict with other licensing rights, Bacchus will license its product to Pay for the fee set out in 7b).


Rave Party April 1, 1999 Internet Broadcast

8. Bacchus will arrange for Pay to have the exclusive broadcast rights to a party being produced on April 1, 1999 by Go
     Productions Inc. ("Go"), as follows:

    a) Go is an experienced live event production company, the principals of which have produced many events including the Queen Elizabeth Theatre all night dance party on Dec 31, 1998, the Yeltsin-Clinton Summit, The opening of GM Place, and Lilith Fair;

    b) Go shall put on an all night dance party (9 pm to 4 am) on April 1, 1999 and April 2, 1999 at the Plaza of Nations for between 2,000 and 4,000 people, which shall feature at least one international top DJ, tentatively Eric Morillo, David Morales, Roger Sanchez, Dereck Carter and one other world renowned DJ playing at a top club in London, Berlin, Tokyo or New York, and with top selling CDs (the "Feature DJ");

    c) Pay shall provide Go with $30,000 (out of total production costs of$ 100,000) up front (no later than February 4, 1999) as an investment as a partner in producing the Party. The money shall be used to secure the venue and the Feature DJ and shall be recouped first out of revenues (and recouped against any monies payable to Bacchus or Go for the share of Party Profits).

    d)    As investor in the party, Pay  shall first recoup
          $30,000, before any division of profits or any fees are taken by Go, and Pay shall receive 25% of the profits
          (estimated at $15,000);

    e) Bacchus shall receive 10% of revenues and 45% of net profits (all revenues including CD sales, less production and broadcast costs) from the Internet broadcast of the party, and out of its share, Bacchus shall negotiate payment to Go;

    f) At the Party, there shall be a section for V.I.P. guests, and Pay shall receive 35 tickets at no cost for V.I.P. guests. The total number of V.I.P. guests who will be admitted for no charge will be 150. Any additional V.I.P. post tickets will be paid for at cost;

    g) Pay shall provide free Internet advertising for the Party and Go shall provide free advertising for Pay in all Party promotions, including logos on the Party flyers and giant displays of Pay promo materials at Pay;

    h) Bacchus and Pay shall co-produce the live broadcast of the Party, and all costs shall be paid by Pay;

    i) All costs of broadcasting shall be paid by Pay but $2,000 shall come out of the Production budget;

    j) All parties shall work together to arrange for direct retail sales of CDs of featured DJs and artists to be made directly through Pay or its agent (Amazon.com) as follows:

              1) Pay, with assistance of Bacchus and Go, shall negotiate the Internet retail sales rights to one or more CDs of the Featured DJ (the deal will have to be made with a major record label);

              2)    Go and Bacchus shall arrange for at least one
                    DJ to create, license and produce a CD
                    through the record company owned by Pay;

              3) Go and Bacchus shall arrange for at least one artist to create original music to be included in a CD to be produced by Pay's record company;

    h) Pay shall have a right of first refusal through Bacchus of all broadcast rights for all future parties put on by Go;

    i) Pay shall arrange for advertisers to sponsor the Party, the fees of which will form part of the revenues;

    j) The intention is to use the Party as a test for future live productions of all night parties, and to create an ongoing relationship between the parties.


Additional Terms

9. The jurisdiction of this agreement is British Columbia and the laws and forums of British Columbia shall govern this agreement.

10. The parties intend to enter into a long form agreement embodying the terms set out in this letter of intent. Both parties will negotiate in good faith to reach an agreement which will replace this letter of intent.

11.  This letter of intent may be signed by fax transmission.

12. All amounts. in this agreement are in Canadian dollars unless otherwise stated.

Please confirm your agreement with the foregoing by signing, dating and returning this letter to Bacchus.


Yours truly,

Blackstone Media Arts Ltd. dba Bacchus Entertainment per


/s/
Penny G. Green
CEO & President

READ, UNDERSTOOD ACCEPTED:

PAYFORVIEW.COM per


/s/                                Date: January 29, 1999

Exhibit 10.8   ITV.Net Service Agreement, dated March 11, 1999



SERVICE AGREEMENT BETWEEN ITVNET, INC AND PAYFORVIEW.COM


Overview:

This agreement (two pages) outlines the terms of a service agreement between ITVnet, Inc., ("ITV") located at 6777 Hollywood Blvd, Suite 1100, Los Angeles, CA., and Payforview.com ("PAYV") located at 1055 W. Hastings St., Vancouver, BC. PAYV wishes to contract ITV for the purposes of delivering streaming video content over the Internet. These streams will be made available for watching from both the Payforview.com Website and the ITV Website.

ITVnet, Inc. is an Internet streaming media company dedicated to the development of advanced technology and high-performance networks that provide for automated, scalable and cost effective delivery of multimedia. ITV's integrated database, network and e-commerce multimedia systems can provide payforview.com a solution to get their service in operation quickly and reliably.

PAYV is an Internet-based Entertainment Company, publicly trading on the OTC Bulletin Board exchange. PAYV intends to distribute movies, and other visual entertainment direct to viewers on a pay-for-view and retail basis. As such, PAYV has acquired film libraries which it wishes to be made viewable, in order to better illustrate its' business model to potential clients, partners and investors.

The intention of this agreement is to provide PAYV with an immediate "operational proof of concept" in illustrating their acquired video libraries.

Terms:

1.   Responsibilities of ITV:
* Digital encoding, for up to a maximum of 30 hours of video content (industry standard rate is $10/min and $200 per tape setup charge.
*    Encoding of content optimized for 56KB or 28.8 delivery
*    Color balancing of video
*    Output of video to Scalable MPEG-4 "V" CODEC's
*    Normalization of audio
*    Output of Audio to Voxware MetaSound CODEC's
* Storage space for the encoded files, on a multi-peered Backbone NetShow VideoServer
* Storage and hosting of all WebPages that provide for the direct launching of the PAYV videos
* Webcast transmission of PAYV video content provided for a one month period (Apr. 1 through Apr. 30, 1999)
* Web-site integration assistance (and ITV Webmaster will provide the necessary linkage details for streaming video to play off of the PAYV site)
*    Reasonable technical assistance for successful deployment

All ITV delivery of services as defined under "Terms" will take place during the months of March and April 1999. All encoding work is to be completed by April 15. The period through and until April 30 defines the length of ITV's services offered within this contract.
***NOTE***ITV's ability to meet the 30 hours requirement is dependent upon PAYV being able to provide ITV with content in a prompt and timely fashion as described in Page 2, Section 2.


2.   Responsibilities of PAYV:
* Acquisition of all necessary rights and legal permissions as relate to PAYV's video content, in order to provide for the operational and legitimate Internet distribution needs within this agreement. PAYV will provide along with each video delivered for encoding and eventual streaming distribution the following:
     * Determination and written instructions of any specifics with regard to PAYV's videos. Note: All videos are to be cued up from the point that the encoding is to begin. If only a segment of a video is to be encoded, the length of the segment must be logged on a separate attached piece of paper.
     * Provisioning of the videos in any of the following formats: S-VHS (mono or stereo), Hi-8, or 3/4. Note:
          Beta masters may be used provided PAYV pays for all rental and delivery costs.
     *    Appropriate Titling, Copyright and other related.
* Videos to be provided in a prompt and timely fashion. 5 hours of content to be delivered by March 15 and an additional 10 hours provided by March 20. The balance of 15 hours of content to be provided by April 5. This staggering of content will insure that ITV may meet its milestones of 30 hours on encoded content.
* Payment of a fee of US $20,000 to ITV. The terms of payment are 4 (four) equal payments of $5,000 according to the following schedule - US $5,000 fee to be paid on Mar 17, 24, 31 and April 6, 1999 inclusive.

3.   Marketing:
* ITV and PAYV will cooperate and approve the issuance of press releases initiated by either party to together in which the other party is mentioned.
* ITV will promote PAYV, its corporate logo and its' video assets on its corporate Web site (www.itv.net).
* PAYV will promote ITV, its corporate logo, its personal video destination web site (to be named) and its' technological abilities on its corporate web site (www.payforview.com).

4.   Master Service Agreement ("MSA")
Upon completion of a MSA, which will be created to describe in detail the services that ITV will provide to PAYV in return for the fees that will be charged, ITV will work with PAYV post April 30, 1999, to further develop the PAYV web site, transaction interface, provide ongoing video storage and network distribution mechanisms and act as webmaster for the site working independently or in partnership with other providers as approved by PAYV. ITV may also develop web-based customized search, tracking and reporting capabilities for PAYV.

Signatures below will be the authority to proceed with preparation of necessary legal and regulatory documentation for the agreement under the terms outlined herein.



Signed by:

/s/                                /s/

Date:  March 11, 1999              Date:  March 11, 1999

William Mutual                     Marc Pitcher

President                          President
ITVnet, Inc.                       Payforview.com

Exhibit 10.9 Sportsworld Network Internet Broadcast Agreement, dated March 25, 1999


                     [SPORTSWORLD LETTERHEAD]


                        License Agreement
                         No. #2442-99/rk


Made this 31st March 1999, Between:

Sportsworld Network (Australia) Pty Limited
Suite 29, 20 Commercial Road,
Melbourne Victoria 3004
AUSTRALIA, in this document referred to as the Licensor and

Payforview.com
Suite 300
Guinness Tower
1055 West Hastings Street
Vancouver B.C.
CANADA V6E 2E9 in this document referred to as the Licensee.

Attention:     Penny O Green       Tel: # 1 604 609 6181
               VP, Programming     Fax: # 1 604 609 6183

By this Agreement, both parties agree to the specifications and terms detailed herein.

Title of Program:                  Various-see details under
                                   Special Conditions
Number of Episodes/Duration:       Various-see details under
                                   Special Conditions
Episode Numbers:                   Various-see details under
                                   Special Conditions
Commencement:                      1st July 1999
Territory:                         Worldwide
License:                           Non Exclusive
Broadcast Period:                  July 1 1999 to July 1 2000
License Fee:                       8% of gross revenues to
                                   Licensee; minimum Guarantee is
                                   25000 Payforview.com shares
                                   (pre 9th April 1999 stock
                                   split)
Material Format:                   Digital Betacam SP PAL
Technical Costs:                   To be paid by Licensee
Freight Costs:                     To be paid by Licensee
Terms of Payment:                  Refer to attached schedule


The above conditions may not be modified by either party without written agreement. The Licensee shall have the option of editing the programme for its promotion.


Signed:  /s/                            Signed: /s/
Sportsworld Network (Australia)         Payforview.com
Pty Limited
Date: 31/3/99                           Date: April 14, 1999

                     [SPORTSWORLD LETTERHEAD]


                             Schedule
                           # 2442-99/rk


1.   Total Payment:

     License Fee         8% of Gross Revenue - minimum guarentee
                         25,000 Payforview.com
     Technical costs     To be paid by Licensee - shares (pre
                         9/4/99 share split)
     Freight costs       To be paid by Licensee

     Share certificate deliverable to:

                              Sportsworld Media Group Pty.
                              6 Henrietta St
                              London   WC2E 8P5
                              U.K.

2.   Special Conditions:

Program                  No. of Episodes/              Episode
                         Duration                      Nos.

Xtreme Helichallenge     4 episodes x 30 minutes       1 to 4
Profiles                 12 episodes x 5 minutes       1 to 12
Magic Moments            200 segments x 60-120 seconds 1 to 200


3.   Delivery Details:

     Material to be delivered to above address via TNT Express
     Worldwide upon signing of License Agreement.



Signed:  /s/                            Signed: /s/
Sportsworld Network (Australia)         Payforview.com
Pty Limited
Date: 31/3/99                           Date: April 14, 1999

Exhibit 10.10 Reel Media License for Internet broadcast of 750 film library


             [BACCHUS ENTERTAINMENT LTD. LETTERHEAD]


Monday, February 15, 1999

Attention: Tom T. Moore
Reel Media International, Inc.
4516 Lovers Lane, Suite 178
Dallas, TX 75225 USA
Tel: (214)  321-3301
Fax: (214) 522-3448
Email: reelmedia@aol.com


Dear Sirs,

RE:  ACQUISITIONS FOR PAYFORVIEW.COM

The following, when signed by you, Reel Media International ("Reel") will outline the basic deal terms with Agreement with Bacchus Entertainment Ltd. ("Bacchus") regarding the grant of access to materials to the programs listed in Exhibit 1 (consisting of 18 pages) annexed hereto (the "Programs") for exhibition on the Payforview.com ("PFV") internet-broadcast systems:

1. Reel grants Bacchus the right and license, but not the obligation, to access the delivery materials for the Programs and exhibit them by internet broadcast in the territory of the Universe (the "Territory"); The materials must be accessed within one year;

2. Reel agrees that if it provides access to the delivery materials of the Programs to any other person or entity for the purposes of exhibiting by internet broadcast it will notify Bacchus of the key terms of such agreement within 30 days;

3. The term of this agreement shall be for 4 years from the date of signing this agreement (the "Term");

4. As compensation for providing access to the Programs, Reel shall receive 35,000 shares of restricted common stock of Payforview.com, which shall be delivered within 60 days of signing this agreement;

5. In addition to receiving stock, Reel shall receive 3% of the revenues from the Programs, which shall be defined as advertising revenues for air time sold during the exhibition by Pfv internet broadcast of any of the Programs and any retail fees collected from Pfv subscribers for individual exhibitions of any of the Programs that is selected by a subscriber and paid for by a subscriber. Reel shall receive these fees on a quarterly calendar basis;

6. Within sixty days following the close of each calendar quarter during the Term, Bacchus shall provide to Reel an accounting statement showing the fees due for the quarter, accompanied by payment in the amount indicated;

7. Reel with provide Bacchus with masters of the Programs in Digital Betacom at a cost of $275 (or less if Bacchus can find a cheaper laboratory, and approval by Reel which is not to be unreasonably withheld) and slides of the Programs for $5 a piece where available; Cost of masters subject to change after 90 days from signature.

8. Reel warrants that it has done copyright searches on each of the titles in the Programs and that each one is in the public domain in within the United States, and that all of the Programs that were created in the United States will be in the public domain in the Territory, and real agrees to indemnify Pfv and Bacchus for any and all claims, liabilities, causes of action, judgments, costs and expenses (including attorney fees) which arise as a result of any misrepresentation by Reel;

9. Bacchus may assign this agreement to Pfv, on assumption by Pfv of the obligations of Bacchus under this agreement, upon which assumption Bacchus will no longer be liable for any obligations under this agreement;

10. The jurisdiction of this agreement is the State of California, and any dispute shall be arbitrated through the American Film Marketing Association;

11. A fax copy of this agreement shall be deemed to be an original;

12. It is a condition precedent to this agreement being binding on the parties that it be signed below for approval by Pfv;

13.  Both parties intend to enter into a long forth agreement.
     Unit a long form agreement is signed, this agreement shall govern the rights and obligations between the parties.


Yours truly,


BACCHUS ENTERTAINMENT LTD. per

/s/
Penny O. Green
C.E.O. & President


AGREED TO AND ACCEPTED:

REEL MEDIA INTERNATIONAL

Per:  /s/                          Date:  February 17, 1999


APPROVED

PAYFORVIEW.COM

Per:  /s/                          Date:  February 19, 1999

Exhibit 10.11  Sage Entertainment Inc. Agreement, dated
               March 29, 1999


                   [PAYFORVIEW.COM LETTERHEAD]


Monday, March 29, 1999


Attention: Stephen Kutner
Sage Entertainment, Inc.
60 East 42nd Street, Suite 630
New York, NY 10165

Tel: 212-687-8603 Fax: 212-687-8829

RE: CONSULTANT SERVICES

The following, when signed by you, will confirm the agreement reached between Sage Entertainment, Inc. ("SEI") and
Payforview.com Inc. ("Payforview") upon the following terms:

1. Kutner will act as a programming consultant to Payforview, answering questions periodically, assisting Payforview in evaluating and licensing content, including assisting
     Payforview in contacting major film studios;

2.   Also, Kutner will act on the board of advisors of Voyageur
     Film Sales, the film distribution division of Payforview on a project by project basis may assist Voyageur in selling pictures and television product in the US;

3.   In consideration, Payforview shall deliver to SEI:
     (a)  $1,000 US a month beginning April 1, 1999;
     (b) 1,000 commons shares of Payforview restricted from trading for one year which will be delivered to SEI prior to April 9, 1999;
     (c) a percentage, to be negotiated of US sales arranged by SEI on behalf of Voyageur;

4. Within 30 days of Payforview being properly financed, the monthly payment terms with SEI will be increased (to be agreed on by both parties);

5. SEI gives Payforview permission to use Stephen Kutner's name in connection with a press release and the business plans of Payforview and Voyageur.


By signing below, the parties agree to the above terms and conditions:

PAYFORVIEW.COM INC.                SAGE ENTERTAINMENT, INC.


/s/                                /s/
By:  Penny Green                   By:  Stephen Kutner

Exhibit 10.12  Swartz Private Equity, LLC Warrant, dated
               April 15, 1999


THIS, WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (ii) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE OR TRANSFER.

ANY INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF
RISK.  HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT
AND ASSESSMENT OF THE RISKS INVOLVED.

Warrant to Purchase
300,000 shares

                 Warrant to Purchase Common Stock
                                of
                          PAYFORVIEW.COM


     THIS CERTIFIES that Swartz Private Equity, LLC or any subsequent holder hereof ("Holder"), has the right to purchase from PAYFORVIEW.COM, a Nevada Corporation (the "Company"), up to 300,000 fully paid and nonassessable shares of the Company's common stock ("Common Stock"), subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in
Section 3 below, at any time beginning on the Date of Issuance (defined below) and ending at 5:00 p.m., New York, New York time the date that is five (5) years after the Date of Issuance (the "Exercise Period").

     Holder agrees with the Company that this Warrant to Purchase
Common Stock of PAYFORVIEW.COM (this "Warrant") is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

     1.  Date of Issuance and Term

     This Warrant shall be deemed to be issued on April 15, 1999
("Date of Issuance"). The term of this Warrant is five (5) years from the Date of Issuance.

     2.  Exercise

     (a) Manner of Exercise. During the Exercise Period, this Warrant may be exercised as to all or any lesser number of full shares of Common Stock covered hereby (the Warrant Shares") upon surrender of this Warrant, with the Exercise Form attached hereto as Exhibit A (the "Exercise Form") duly completed and executed, together with the full Exercise Price (as defined below) for each share of Common Stock as to which this Warrant is exercised, at the office of the Company, Attention: Marc. A. Pitcher, President, Suite 300, Guiness Tower, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9; Telephone (604) 609-6181, Facsimile (604) 609-6183, or at such other office or agency as the Company may designate in writing, by overnight mail, with an advance copy of the Exercise Form sent to the Company and its Transfer Agent by facsimile (such surrender and payment of the Exercise Price hereinafter called the "Exercise of this Warrant").

     (b) Date of Exercise, The "Date of Exercise" of the Warrant shall be defined as the date that the advance copy of the completed and executed Exercise Form is sent by facsimile to the Company, provided that the original Warrant and Exercise Form are received by the Company as soon as practicable thereafter. Alternatively, the Date of Exercise shall be defined as the date the original Exercise Form is received by the Company, if Holder has not sent advance notice by facsimile.

     (c) Cancellation of Warrant. This Warrant shall be canceled upon the Exercise of this Warrant, and, as soon as practical after the Date of Exercise, Holder shall be entitled to receive Common Stock for the number of shares purchased upon such Exercise of this Warrant, and if this Warrant is not exercised in full, Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing any unexercised portion of this Warrant in addition to such Common Stock.

     (d) Holder of Record. Each person in whose name any Warrant for shares of Common Stock is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Date of Exercise of this Warrant, irrespective of the date of delivery of the Common Stock purchased upon the Exercise of this Warrant. Nothing in this Warrant shall be construed as conferring upon Holder any rights as a stockholder of the Company.

     3.   Payment of Warrant Exercise Price

     The Exercise Price ("Exercise Price") per share shall initially equal the average closing bid price for the five (5) trading days immediately following the Company's 3-for-2 stock split (the "Stock Split")(Schedule to occur on April 9, 1999), but shall initially equal no less than $4.50 (adjusted for the Stock Split)("Initial Exercise Price"), or, if the Date of exercise is more than six (6) months after the Date of Issuance, the lesser of (i) the Initial Exercise Price or (ii) the "Lowest Reset Price," as that term is defined below. The Company shall calculate a "Reset Price" on each six-month anniversary date of the Date of Issuance which shall equal one hundred percent (100%) of the lowest Closing Bid Price of the Company's Common Stock for the five (5) trading days ending on such six-month anniversary date of the Date of Issuance. The "Lowest Reset Price" shall equal the lowest Reset Price determined on any six-month anniversary date of the Date of Issuance preceding the Date of Exercise, taking into account, as appropriate, any adjustments made pursuant to Section 5 hereof.

     Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of Holder:

     (i) Cash Exercise: cash, bank or cashiers check or wire transfer; or

     (ii) Cashless Exercise: subject to the last sentence of this
Section 3, surrender of this Warrant at the principal office of the Company together with notice of cashless election, in which event the Company shall issue Holder a number of shares of Common stock computed using the following formula:

                          X = Y (A-B)/A

where: X = the number of shares of Common Stock to be issued to Holder.

          Y = the number of shares of Common Stock for which this Warrant is being exercised.

          A = the Market Price of one (1) share of Common Stock (for purposes of this Section 3(ii), the "Market Price" shall be defined as the average Closing Bid Price of the Common Stock for the five (5) trading days prior to the Date of Exercise of this Warrant (the "Average Closing Price"), as reported by the O.T.C. Bulletin Board, National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, or if the Common Stock is not traded on the Nasdaq Small Cap Market, the Average Closing Price in any other over-the-counter market; provided, however, that if the Common Stock is listed on a stock exchange, the Market Price shall be the Average Closing Price on such exchange for the five (5) trading days prior to the date of exercise of the Warrants. If the Common Stock is/was not traded during the five (5) trading days prior to the Date of Exercise, then the closing price for the last publicly traded day shall be deemed to be the closing price for any and all (if applicable) days during such five (5) trading day period.

          B = the Exercise Price.

     For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price on the O.T.C. Bulletin Board, the National Market System ("NMS"), the New York stock Exchange, the Nasdaq Small Cap Market, or if no longer traded on the O.T.C. Bulletin Board, the NMS the New York Stock Exchange, the Nasdaq Small Cap Market, the "Closing Bid Price" shall equal the closing price on the principal national securities exchange or the over-the-counter system on which the Common Stock is so traded and, if not available, the mean of the high and low prices on the principal national securities exchange on which the Common Stock is so traded.

     For purposes of Rule 144. and sub-section (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Common Stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have commenced on the date this Warrant was issued.

     Notwithstanding anything to the contrary contained herein, this Warrant may not be exercised in a cashless exercise transaction if, on the Date of Exercise, the shares of Common Stock to be issued upon exercise of this Warrant would upon such issuance be then registered pursuant to an effective registration statement filed pursuant to that certain Registration Rights Agreement to be entered into on or about April 27, 1999 by and among the Company and the Holder, or otherwise be registered under the Securities Act of 1933, as amended.

     4.   Transfer and Registration.

     (a) Transfer Rights. Subject to the provisions of Section 8 of this Warrant, this Warrant may be transferred on the books of the Company, in whole or in part, in person or by attorney, upon surrender of this Warrant properly completed and endorsed. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and Holder shall be entitled to receive a new Warrant as to the portion hereof retained.

     (b) Registrable Securities. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely for the sale of securities to participants in a Company stock plan or a registration on Form S-4 promulgated under the Act or any successor or similar form registering stock issuable upon a reclassification, upon a business combination involving an exchange of securities or upon an exchange offer for securities of the issuer or another entity)(a "Piggyback Registration Statement"), the Company shall cause to be included in such Piggyback Registration Statement all of the Common Stock issuable upon the exercise of this Warrant ("Registrable Securities") ("Piggyback Registration") to the extent such inclusion does not violate the registration rights of any other security holder of the Company granted prior to the date hereof. Nothing herein shall prevent the Company from withdrawing or abandoning the Piggyback Registration Statement prior to its effectiveness.

     5.   Anti-dilution Adjustment

     (a) Stock Dividend. If the Company shall at any time declare a dividend payable in shares of Common Stock, then Holder, upon Exercise of this Warrant after the record date for the determination of holders of Common Stock entitled to receive such dividend, shall be entitled to receive upon Exercise of this Warrant, in addition to the number of shares of Common Stock as to which this Warrant is exercised, such additional shares of Common Stock as such Holder would have received had this Warrant been exercised immediately prior to such record date and the Exercise Price will be proportionally adjusted.

     (b) Recapitalization or Reclassification. If the Company shall at any time effect a recapitalization, reclassification or other similar transaction of such character that the shares of Common Stock shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of shares of Common Stock which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason of such recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Stock of any transaction described in this Section 5(b).

     (c) Distributions. If the Company shall at any time distribute for no consideration to holders of Common Stock cash, evidences of indebtedness or other securities or assets (other than cash dividends or distributions payable out of earned surplus or net profits for the current or preceding years) then, in any such case, Holder shall be entitled to receive, upon Exercise of this Warrant, with respect to each share of a Common Stock issuable upon such exercise, the amount of cash or evidences of indebtedness or other securities or assets which Holder would have been entitled to receive with respect to each such share of Common Stock as a result of the happening of such event had this Warrant been exercised immediately prior to the record date or other date fixing shareholders to be affected by such event (the "Determination Date") or, in lieu thereof, if the Board of Directors of the Company should so determine at the time of such distribution, a reduced Exercise Price determined by multiplying the Exercise Price on the Determination Date by a fraction, the numerator of which is the result of such Exercise Price reduced by the value of such distribution applicable to one share of Common Stock (such value to be determined by the Board of Directors of the Company in its discretion) and the denominator of which is such Exercise Price.

     (d) Notice of Consolidation or Merger. In the event of a merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or other assets of the Company or another entity or there is a sale of all or substantially all the Company's assets (a "Corporate Change"), then this Warrant shall be exercisable into such class and type of securities or other assets as Holder would have received had Holder exercised this Warrant immediately prior to such Corporate Change; provided, however, that Company may not affect any Corporate Change unless it first shall have given thirty (30) days notice to Holder hereof of any Corporate Change.

     (e) Exercise Price Adjusted. As used in this Warrant, the term "Exercise Price" shall mean the purchase price per share specified in Section 3 of this Warrant, until the occurrence of an event stated in subsection (a), (b) or (c) of this Section 5, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of said subsection. No such adjustment under this Section 5 shall be made unless such adjustment would change the Exercise Price at the time by $.01 or more; provided, however, that all adjustments not so made shall be deferred and made when the aggregate thereof would change the Exercise Price at the time by $.01 or more. No adjustment made pursuant to any Provision of this Section 5 shall have the net effect of increasing sing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Stock. The number of shares of Common Stock subject hereto shall increase proportionately with each decrease in the Exercise Price.

     (f) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or asset (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

     6.   Fractional Interests.

     No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, Holder may purchase only a whole number of shares of Common Stock. If, on Exercise of this Warrant, Holder would be entitled to a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon exercise shall be the next higher number of shares.

     7.   Reservation of Shares.

     The Company shall at all times reserve for issuance such number of authorized and unissued shares of Common Stock (or other securities substituted therefor as herein above provided) as shall be sufficient for the Exercise of this Warrant and payment of the Exercise Price. The Company covenants and agrees that upon the exercise of this Warrant, all shares of Common Stock issuable upon such exercise shall be duly and validly issued, fully paid, nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any person or entity.

     8.   Restrictions on Transfer

     (a) Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Act by virtue of Regulation D as exempt from state registration under applicable state laws. The Warrant and the Common Stock issuable upon the Exercise of this Warrant may not be pledged, transferred sold or assigned except pursuant to an effective registration statement or an exemption to the registration requirements of the Act and applicable state laws.

     (b) Assignment. If Holder can provide the Company with reasonably satisfactory evidence that the conditions of (a) above regarding registration or exemption have been satisfied, Holder may sell, transfer, assign,, pledge or otherwise dispose of this Warrant, in whole or in part. Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the person or persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee. The Company shall effect the assignment within ten (10) days, and shall deliver to the assignee(s) designated by Holder a Warrant or Warrants of like tenor and terms for the appropriate number of shares.

     9.   Benefits of this Warrant

     Nothing in this Warrant shall be construed to confer upon any person other than the Company and Holder any legal or equitable right, remedy or claim under this Warrant and this Warrant shall be for the sole and exclusive benefit of the Company and Holder.

     10.  Applicable Low.

     This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the state of Nevada, without giving effect to conflict of law provisions thereof.

     11.  Loss of Warrant

     Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of this Warrant, it mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

     12.  Notice or Demands

     Notices or demands pursuant to this Warrant to be given or made by Holder to or on the Company shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Company, to the Attention: Marc.
A. Pitcher, President, Suite 300, Guiness Tower 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9; Telephone
(604) 609-6181, Facsimile (604) 609-6183. Notices or demands pursuant to this Warrant to be given or made by the Company to or on Holder shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, to the address of Holder set forth in the Company's records, until another address is designated in writing by Holder.

     IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 15th day of April, 1999.


                                   PAYFORVIEW.COM



                                   By:  /s/
                                   Marc A. Pitcher, President